Proxy Statement

2026



verizon

Notice of Annual Meeting of Shareholders

How to vote

   

Online **Phone** **Mail** **At the virtual meeting**

Shareholders as of the close of business on March 23, 2026, the record date, may vote at the meeting.

If you are a registered shareholder or Verizon savings plan participant, you may vote online at **www.envisionreports.com/vz**, by telephone or by mailing a proxy card. If you hold your shares through a bank, broker or other institution, you will receive a voting instruction form that explains the various ways you can vote. We encourage you to vote your shares as soon as possible.

April 6, 2026

By Order of the Board of Directors,
William L. Horton, Jr.
Senior Vice President, Deputy General Counsel and Corporate Secretary

Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

Important Notice Regarding Availability of Proxy Materials for Verizon's Shareholder Meeting to be Held on May 21, 2026

The 2026 Proxy Statement and 2025 Annual Report on Form 10-K are available at **www.edocumentview.com/vz**.

We are making the proxy materials first available on or about April 6, 2026.

Date and time

Thursday, May 21, 2026
10:00 AM, Eastern Daylight Time

Online virtual meeting site

meetnow.global/VZ2026

Information on how to access the meeting, vote and ask questions at the meeting can be found beginning on page 87 of the proxy statement. You will not be able to attend the meeting at a physical location.

Items of business

- Elect the 9 Directors identified in the accompanying proxy statement
- Approve, on an advisory basis, Verizon's executive compensation
- Approve Verizon's 2026 Long-Term Incentive Plan
- Ratify the appointment of the independent registered public accounting firm
- Act on the shareholder proposals described in the proxy statement that are properly presented at the meeting
- Consider any other business that is properly brought before the meeting

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To our shareholders:

A message from Daniel Schulman, Chief Executive Officer, and Mark Bertolini, Chair of the Board of Directors

To Our Fellow Shareholders:

Thank you for taking the time to review our proxy and vote on the various agenda items ahead of our 2026 Annual Meeting of Shareholders.

Over the last several months, we have become a leaner, more efficient and customer-centric organization. We are intensely focused on delighting our customers, gaining market leadership and delivering for our shareholders.

As we drive a customer-obsessed culture deep into the organization, we are reducing complexity, eliminating the things that frustrate customers and removing friction and pain points to make it easier to do business with us. To do this successfully and efficiently, we are determined to be an AI-first company, deploying AI at scale. We will use AI to optimize our operations and fundamentally reshape the customer experience.

Our recent results prove this strategy is working. The fourth quarter of 2025 marked our highest reported quarterly volume in six years, with over one million net additions across mobility and broadband. We can compete and win when we move with speed, determination and consistency. We will build on this intensity and customer-focused culture to drive our success and market leadership.

The closing of our acquisition of Frontier in January 2026 is a pivotal milestone in our transformation. It accelerates our national convergence strategy, creating a fiber footprint with over 30 million homes and businesses. With the goal of reaching 40–50 million fiber passings over time, we are uniquely positioned to deliver a premium, converged experience that combines our award-winning mobility offering with the nation's best fiber. These integrated offerings are in the market today and they are resonating with our customers, driving the increased loyalty and market leadership that are the foundation of our future growth.

As we pursue this growth, we have set ambitious targets and aim to become the most efficient and trusted company in our industry. We are also becoming more strategic in how we allocate our capital spend, focusing on four key priorities:

- **Invest in the Business:** Invest in our business to maintain the network excellence our customers expect from us.
- **Dividend Growth:** We are committed to our dividend, as shown by our 20 consecutive years of increases, and we are aiming to position the Board to continue increasing our dividend per our track record.
- **Balance Sheet Strength:** Maintain a strong balance sheet with significant financial capacity and flexibility for strategic investment, as well as a commitment to paying down debt.
- **Cash Return:** Focus on returning cash to shareholders. Our Board recently authorized up to $25 billion of share repurchases, which we expect to complete over the next three years, with at least $3 billion expected to be repurchased in 2026. Together with the dividend, we expect to return approximately $55 billion to shareholders through the end of 2028.

While we're pleased with what we have accomplished thus far, this is just the beginning of our transformation into a new Verizon that will not settle for anything less than being the best.

As a part of our recent CEO transition and the Board's commitment to best in class governance, we elected Mark Bertolini as Independent Chair. Furthering our commitment to active and robust director refreshment, we were pleased to welcome Jennifer Mann to the Board in August 2025, strengthening the Board's expertise in strategic planning, brand management and large-scale investments.

We would also like to take this opportunity to express our deep gratitude to Clarence Otis, Jr. for his two decades of invaluable service and dedicated leadership on the Verizon Board. As previously announced, Clarence decided not to stand for re-election when his term expires at the 2026 Annual Meeting of Shareholders. We have benefited from his wisdom and wish him the very best.

We value your continued investment in Verizon and your engagement with us, and we look forward to capitalizing on our momentum to build long-term success, together.

Sincerely,

Daniel Schulman
Chief Executive Officer

Mark Bertolini
Chair of the Board of Directors

Table of contents

Proxy summary

This summary highlights information contained in the proxy statement and does not contain all of the information you should consider. We encourage you to read the entire proxy statement before voting. For information regarding Verizon's 2025 performance, please read Verizon's 2025 Annual Report on Form 10-K.

2025 and First Quarter 2026 Highlights

- In fourth quarter 2025, delivered our highest quarterly total mobility and broadband volumes since 2019, with over one million net additions across mobility and broadband
- Continued to take broadband market share in Fios and fixed wireless access
- Transitioned to new CEO leadership with an independent Board Chair
- Meaningfully raised the dividend in first quarter 2026 for the 20th consecutive year with a 2.5% per share increase from the prior annual dividend rate
- Acquired Frontier Communications, expanding fiber access to over 30 million homes and businesses and accelerating our national mobility and broadband convergence strategy
- Announced Board authorization of up to $25 billion of share repurchases, which we expect to complete through the end of 2028, with at least $3 billion of repurchases in 2026
- Provided 2026 guidance based on significant efficiencies in operating expense and capital expenditures



Meeting information

Date and time May 21, 2026 at 10:00 AM, Eastern Daylight Time

Online virtual meeting The meeting will be held virtually via the internet at **meetnow.global/VZ2026**, where you will be able to vote electronically and submit questions during the meeting.

Record date March 23, 2026

Meeting access, submission of questions and voting information can be found beginning on page 87.

Agenda and voting recommendations

Item 1: Election of Directors

The Board of Directors recommends that you vote FOR the election of the Board's nominees.

The Director candidates nominated by our Board of Directors are all proven leaders with a strong sense of integrity and respect for differing viewpoints. As a group, they bring a mix of backgrounds, perspectives, skills, experiences and expertise that contributes to a well-rounded Board that is uniquely positioned to effectively oversee Verizon's strategy and businesses. For additional information about the Director candidates and their respective qualifications, please see the "Governance" section beginning on page 1.

Our nominees' skills and experience

9	Consumer/B2B/retail
3	Cybersecurity and data stewardship
8	Financial expertise
3	Marketing and brand management
4	Regulatory/public policy
8	Risk management
9	Strategic planning
4	Technology
3	Telecommunications

Board tenure and age*

5.7
years
average tenure

63.4
years old
average age

* Based on our 9 nominees as of April 6, 2026.

Our nominees at a glance

 **Shellye Archambeau**
 **Roxanne Austin**
 **Mark Bertolini**
 **Vittorio Colao**
 **Caroline Litchfield**

 **Jennifer Mann**
 **Laxman Narasimhan**
 **Daniel Schulman**
 **Carol Tomé**

Name		Audit	Corporate Governance and Policy	Finance	Human Resources	Key skills and experience
Shellye Archambeau Former Chief Executive Officer, MetricStream, Inc.	I	F	C			Marketing and brand management Risk management Technology
Roxanne Austin President and CEO, Austin Investment Advisors	I	F C		●		Cybersecurity and data stewardship Financial expertise Strategic planning
Mark Bertolini Chief Executive Officer, Oscar Health, Inc. **Independent Chair**	I		●	●	●	Financial expertise Regulatory/public policy Strategic planning
Vittorio Colao Former Chief Executive, Vodafone Group Plc	I		●	C		Consumer/B2B/retail Technology Telecommunications
Caroline Litchfield Executive Vice President and CFO, Merck & Co., Inc.	I	F	●			Financial expertise Risk management Strategic planning
Jennifer Mann Executive Vice President and President, North America Operating Unit, The Coca-Cola Company	I				●	Consumer/B2B/retail Marketing and brand management Strategic planning
Laxman Narasimhan Former Chief Executive Officer, Starbucks Corporation	I		●		C	Consumer/B2B/retail Risk management Strategic planning
Daniel Schulman Chief Executive Officer, Verizon Communications Inc.						Cybersecurity and data stewardship Strategic planning Technology
Carol Tomé Chief Executive Officer, United Parcel Service, Inc.	I			●		Consumer/B2B/retail Financial expertise Strategic planning

Committee membership*

* Committee memberships are as of April 6, 2026.

I Independent   **C** Committee Chair   **F** Audit Committee Financial Expert

Governance highlights

Our Board has adopted robust governance structures and practices to enhance our independent oversight, effectiveness and accountability to shareholders.

Independent oversight	• 9 of our 11 current Directors are independent • Independent Chair • Regular executive sessions of independent Directors
Board effectiveness	• Active Board refreshment plan, with six new Directors added since 2020 • Orientation program for new Directors and continuing education for all Directors • Limits on other public board service • Annual Board and committee assessments • Average tenure goal for independent Directors
Accountability to shareholders	• Annual election of all Directors by majority voting • Shareholder right to call special meetings • Proxy access right with market terms • No poison pill, and shareholder ratification required for any future poison pill • No dual-class shares or voting right restrictions • Robust stock ownership requirements for executive officers and Directors • Proactive year-round shareholder engagement program

 **Item 2: Advisory vote to approve executive compensation**

The Board of Directors recommends that you vote **FOR** this proposal.

We are asking shareholders to approve, on an advisory basis, the compensation of our named executive officers, as described in the Compensation Discussion and Analysis and Compensation Tables beginning on pages 21 and 42, respectively.

Executive compensation program highlights

Our executive compensation program reflects Verizon's commitment to industry-leading compensation and governance practices. For a detailed discussion of the executive compensation program, please see the Compensation Discussion and Analysis beginning on page 21.

Compensation strategy	• Align executives' and shareholders' interests • Attract, retain and motivate high-performing executives
Pay-for-performance essentials	• Approximately 90% of named executive officers' total compensation opportunity is variable, incentive-based pay • Defined benefit pension and supplemental executive retirement benefits frozen approximately 20 years ago
Best practice highlights	• Shareholder approval policy for severance benefits • Significant executive share ownership requirements • Clawback policies • Anti-hedging policy • No tax gross-ups

The summary below shows the 2025 compensation for each of our named executive officers, as required to be reported in the Summary Compensation table pursuant to U.S. Securities and Exchange Commission (SEC) rules. For more information, please see the notes accompanying the Summary Compensation table beginning on page 42.

Name and principal position	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Daniel Schulman* Chief Executive Officer	375,000	0	32,774,795	0	937,500	0	223,721	34,311,016
Anthony Skiadas Executive Vice President and Chief Financial Officer	1,100,000	0	13,000,067	0	1,650,000	1,299	256,860	16,008,226
Sowmyanarayan Sampath** Former Executive Vice President and Group CEO – Verizon Consumer	1,200,000	0	15,000,015	0	2,400,000	1,277	299,850	18,901,142
Kyle Malady Executive Vice President and Group CEO – Verizon Business	1,100,000	0	9,750,061	0	1,650,000	5,268	257,531	12,762,860
Vandana Venkatesh Executive Vice President and Chief Legal Officer	900,000	0	5,000,068	0	1,350,000	4,265	176,257	7,430,590
Hans Vestberg* Former Chairman and Chief Executive Officer	1,500,000	0	25,000,035	0	3,750,000	1,534	923,453	31,175,022

* Mr. Daniel Schulman was appointed Verizon's Chief Executive Officer effective October 4, 2025, when Mr. Hans Vestberg stepped down as Chairman and Chief Executive Officer on that date. Mr. Vestberg continues to serve as a strategic advisor to Verizon.

** Mr. Sowmyanarayan Sampath stepped down from his role as Executive Vice President and Group CEO – Verizon Consumer on February 4, 2026 and served in an advisory role until his separation from Verizon on March 27, 2026.



Item 3: Approval of Verizon's 2026 Long-Term Incentive Plan

The Board of Directors recommends that you vote FOR this proposal.

We are asking shareholders to approve Verizon's 2026 Long-Term Incentive Plan, as described beginning on page 66.



Item 4: Ratification of auditors

The Board of Directors recommends that you vote FOR ratification.

We are asking shareholders to ratify the Audit Committee's appointment of Ernst & Young LLP (Ernst & Young) as Verizon's independent registered public accounting firm for 2026. For information on fees paid to Ernst & Young in 2025 and 2024, please see page 74.



Items 5-7: Shareholder proposals

The Board of Directors recommends that you vote AGAINST each of the shareholder proposals.

In accordance with SEC rules, we have included in this proxy statement proposals submitted by shareholders for consideration, if presented at the meeting. The proposals can be found beginning on page 80.

Proxy
summary

Governance

Executive
compensation

Audit
matters

Stock
ownership

Shareholder
proposals

Additional
information

Governance

 **Item 1: Election of Directors**

The Board of Directors recommends that you vote FOR the election of the Board's nominees.

Our approach to Board composition

We believe that good governance starts with an independent and effective Board. Our Board is one of Verizon's most critical strategic assets. As such, the composition of the Board evolves along with our strategic needs for the future. We believe we are more likely to achieve sustainable growth in shareholder value when our Board has the right mix of skills, expertise and tenure, and when Directors can devote sufficient time to their duties as active and engaged members of our Board.

The Corporate Governance and Policy Committee is strategic and purposeful in its approach to refreshment and succession planning. The Committee considers the following key factors when nominating Directors:

- **Skills and experience.** Verizon's strategy is to grow connections by providing a compelling value proposition to our mobility and broadband customers while maintaining the balanced capital allocation approach and financial discipline that our investors expect of us. In light of the Company's strategy and expected future business needs, the Committee has identified the skills and experience listed below as important to be represented on the Board as a whole.

  - Consumer/B2B/retail
  - Cybersecurity and data stewardship
  - Financial expertise

  - Marketing and brand management
  - Regulatory/public policy
  - Risk management

  - Strategic planning
  - Technology/information technology
  - Telecommunications

  The Committee recognizes that a diverse set of viewpoints and practical experiences enhances the effectiveness of our Board in assessing the challenges and opportunities impacting our business and helping management achieve better outcomes. In evaluating Director candidates, the Committee considers how a candidate's particular background, experience, qualifications, attributes and skills may complement, supplement or duplicate those of other prospective candidates.

- **Age and tenure.** The Committee believes it is important to bring new perspectives and talents to the Board on a regular basis. Verizon does not have term limits for Directors because the Board recognizes that Directors who have served on the Board for an extended period can provide valuable insight into Verizon's operations and future based on their experience with, and understanding of, Verizon's history, policies and objectives. As an alternative to term limits, the Board seeks to maintain an average tenure of nine years or less for its independent Directors. In addition, to encourage new viewpoints on the Board, the Board seeks to add at least one new Director every two years on average. We have exceeded this goal by adding six new Directors since 2020. Under Verizon's Corporate Governance Guidelines, a Director is expected to retire from the Board the day before the annual meeting of shareholders that follows his or her 72nd birthday.

- **Board size.** The Committee periodically evaluates whether to change the size of the Board based on the Board's needs and the availability of qualified candidates.

- **Board dynamics.** The Committee considers each Director candidate's individual contribution or potential contribution to the Board as a whole and strives to maintain one hundred percent active and collaborative participation.

Our Board's independence

Verizon's Corporate Governance Guidelines establish standards for evaluating Director independence and require that a substantial majority of the Directors be independent. The Board determines the independence of each Director under New York Stock Exchange (NYSE) and Nasdaq governance standards, as well as the more stringent standards included in the Corporate Governance Guidelines. These standards identify the types of relationships that, if material, could impair independence, and fix monetary thresholds at which the relationships are considered to be material. The Corporate Governance Guidelines are available on the Corporate Governance section of our website at **www.verizon.com/about/investors/corporate-governance**. The Corporate Governance and Policy Committee conducts an annual review of any relevant business relationships that each Director may have with Verizon and reports its findings to the full Board.

Based on the Committee's recommendation, the Board has determined that all of the non-employee Director candidates meet the independence requirements of applicable law, the NYSE, Nasdaq and Verizon's Corporate Governance Guidelines: Ms. Archambeau, Ms. Austin, Mr. Bertolini, Mr. Colao, Ms. Litchfield, Ms. Mann, Mr. Narasimhan and Ms. Tomé. The Board also determined that Mr. Rodney Slater, who served on the Board from January 1 to May 22, 2025, was independent, that Mr. Schulman, who served on the Board as Lead Director from January 1 to October 4, 2025, was independent during that period and that Mr. Otis, who is not standing for re-election, was independent during the period he served on the Board.

Additionally, the Board has determined that each Director who served as a member of the Audit Committee and the Human Resources Committee met the additional, heightened independence criteria applicable to such committee members under the applicable NYSE and Nasdaq rules during their respective periods of service on such committees.

The employers of Ms. Litchfield, Ms. Mann and Ms. Tomé each made payments to Verizon for telecommunications services during 2025. In addition, during 2025, Verizon made payments to Ms. Tomé's employer for shipping services. Applying the independence standards above, the Board considered the foregoing payments and determined that these general business transactions and relationships are not material and did not impair the ability of the Director to act independently.

Director nominations

The Corporate Governance and Policy Committee considers and recommends candidates for our Board. The Committee reviews all nominations submitted to Verizon, including individuals recommended by shareholders, Directors or members of management. The Committee also retains executive search firms from time to time to help identify and evaluate potential candidates.

Any shareholder who wishes to recommend a Director candidate to the Committee for its consideration should write to the Assistant Corporate Secretary at the address provided under "Contacting us." A recommendation for a Director candidate should include the candidate's name, biographical data and a description of the candidate's qualifications in light of the requirements described below. If we make any material changes to the Committee's procedure for considering and nominating candidates, we will file a report with the SEC and post the information on the Corporate Governance section of our website at **www.verizon.com/about/investors/corporate-governance.**

The Committee reviews the qualifications of each candidate for election or re-election to the Board. For incumbent Directors, this review includes the Director's participation in and contributions to the activities of the Board, the Director's independence and past meeting attendance, and whether the Director's skills and expertise continue to align with Verizon's long-term business strategy. After the Committee evaluates all candidates for Director, it presents its recommendation to the Board. The Committee also discusses with the Board any candidates who the Committee considered but did not recommend for election or re-election.

Before being nominated, each candidate for election and each incumbent Director standing for re-election must consent to stand for election or re-election and provide certain representations required under Verizon's bylaws. Each candidate who is standing for election must also submit an irrevocable resignation, which will only become effective if (i) our Board or any Committee determines that any of the required representations were untrue in any material respect, or that the candidate breached any obligation under Verizon's bylaws, or (ii) the candidate does not receive a majority of the votes cast at the annual meeting of shareholders, and the independent members of our Board decide to accept the resignation. Any decision about a resignation following an incumbent Director's failure to obtain a majority of the votes cast will be disclosed within 90 days after the election results are certified.

Director criteria, qualifications and experience

To be eligible for consideration, any proposed Director candidate must:

- Possess exemplary ethics and integrity
- Have proven judgment and competence
- Have professional skills and experience that align with the needs of Verizon's long-term business strategy and complement the experience represented on the Board
- Have demonstrated the ability to act independently and be willing to represent the long-term interests of all shareholders and not just those of a particular constituency or perspective
- Be willing and able to devote sufficient time to fulfill responsibilities to Verizon and our shareholders

Election process

Verizon's Directors are elected annually for a term of one year. We believe annual elections are consistent with good corporate governance because they foster Director accountability and increase shareholder confidence. Verizon's bylaws require Directors to be elected by a majority of the votes cast in an uncontested election.

Nominees for election

Our Board has nominated the 9 candidates below, all of whom currently serve as Directors of Verizon, for election as Directors. On August 25, 2025, the Board elected Ms. Mann as an independent Director, effective as of that date. Ms. Mann was recommended by an executive search firm retained by the Corporate Governance and Policy Committee.

Each candidate has consented to stand for election, and we do not anticipate that any candidate will be unavailable to serve. If any candidate were to become unavailable before the election, the proxy committee could vote the shares it represents for a substitute named by the Board. Each candidate has submitted an irrevocable, conditional letter of resignation that our Board will consider if that candidate fails to receive a majority of the votes cast.

Biographical information for each Director nominee follows, including career highlights, the key skills and experience that we believe each Director nominee brings to our Board, and other public board directorships. All of our nominees bring more qualifications to the Board than those highlighted in their biographies, and these are reflected in the aggregate Board composition statistics provided in the Proxy Summary.

When deciding to re-nominate these Directors, the Corporate Governance and Policy Committee and the Board considered each Director's individual qualifications, as well as the aggregate of skills and experience represented on the Board, in light of the Company's strategy and expected future business needs.

 **The Board of Directors recommends that you vote FOR the election of the following Director candidates.**

Shellye Archambeau



Independent Director since: 2013

Age: 63

Committees:

Corporate Governance and Policy (Chair)
Audit

INDEPENDENT

Key skills and experience:

- **Leadership:** Highly regarded and accomplished executive with over 30 years of experience building and scaling consumer and B2B businesses in the technology industry. As CEO of MetricStream, led the company's transformation into a leader in governance, risk and compliance solutions.
- **Marketing and brand management:** Served as Chief Marketing Officer at two public companies (Loudcloud and NorthPoint Communications), leading the design and implementation of all sales and marketing strategies and driving revenue growth. As President of Blockbuster.com, launched the entertainment retailer's first online presence.
- **Risk management:** Acquired significant expertise with integrated enterprise risk management, regulatory compliance functions and quality, vendor and audit management software solutions across a wide array of industries during her tenure at MetricStream, as well as through service on the audit committees of Verizon, Okta and Arbitron.
- **Technology:** Gained valuable experience developing and marketing emerging technology applications and solutions, including internet infrastructure, cloud-based and identity security services, business software platforms, e-commerce and digital media.

Career highlights:

- MetricStream, Inc., a leading provider of governance, risk, compliance and quality management
    - Chief Executive Officer (2002-2018)
- Executive positions at Loudcloud, Inc., NorthPoint Communications, Blockbuster Inc. and IBM (domestic and international) (1984-2002)

Other public company boards:

Lineage, Inc. (since 2024)
Okta, Inc. (since 2018)
Roper Technologies, Inc. (since 2018)
Nordstrom, Inc. (2015-2022)

Roxanne Austin



Independent Director since: 2020

Age: 65

Committees:

Audit (Chair)
Finance

INDEPENDENT

Key skills and experience:

- **Leadership:** Seasoned leader who served as CEO of Move Networks, President and COO of DIRECTV and CFO of Hughes Electronics. Named 2018 Director of the Year – Corporate Leadership and Service by the Forum for Corporate Directors and one of the most influential directors in the board room by the National Association of Corporate Directors in 2022 and 2013. Serves as co-chair of the annual Corporate Governance Conference at Northwestern's Kellogg School of Management.
- **Cybersecurity and data stewardship:** Acquired significant cybersecurity experience through her extensive management and operating roles in a range of technology industries, including service as a director of CrowdStrike, a leader in cloud-delivered endpoint protection.
- **Financial expertise:** Developed a comprehensive background in finance and accounting as a public company audit committee member, CFO of Hughes Electronics and a partner at Deloitte & Touche LLP. Chaired the Mid Market Investment Advisory Committee of EQT Partners from 2017 to 2023.
- **Strategic planning:** Oversaw a dramatic turnaround of the business within one year of her arrival at DIRECTV, with cash flow increasing from negative $400 million annually to cash flow positive by $400 million, and revenue increasing by 40%. Overhauled customer service at DIRECTV, resulting in the company winning J.D. Power's award ranking #1 in customer satisfaction.

Career highlights:

- President and Chief Executive Officer of Austin Investment Advisors, a private investment and consulting firm (2003-present)
- President and Chief Executive Officer of Move Networks, Inc., an IP-based television delivery service (2009-2010)
- President and Chief Operating Officer of DIRECTV, Inc., a digital television entertainment service (2001-2003)
- Chief Financial Officer and various executive positions at Hughes Electronics Corporation (1993-2001)
- Audit Partner and various audit positions at Deloitte & Touche LLP (1983-1993)

Other public company boards:

AbbVie, Inc. (since 2013)
CrowdStrike Holdings, Inc. (since 2018)
Freshworks Inc. (since 2021)
Abbott Laboratories Inc. (2000-2022)
Teledyne Technologies Incorporated (2006-2021)
Target Corporation (2002-2020)
Ericsson (2008-2016)

Mark Bertolini (Chair)



Independent Director since: 2015

Age: 69

Committees:

Corporate Governance and Policy
Finance
Human Resources

INDEPENDENT

Key skills and experience:

- **Leadership:** Recognized as an accessible, forward-thinking and solutions-oriented leader. Transformed Aetna from a traditional health insurance company to a consumer-oriented health care company focused on delivering holistic integrated care to local communities and serving over 46 million people.
- **Financial expertise:** Developed deep financial and risk management expertise in his executive roles at Aetna and as a board member of MassMutual Life Insurance Company, a leading life insurance mutual company. Served as Co-Chief Executive Officer of Bridgewater Associates, the world's largest hedge fund, from 2022 to 2023.
- **Regulatory/public policy:** A national health care thought leader with extensive regulatory and public policy experience. Successfully navigated changes in the health insurance marketplace resulting from the Affordable Care Act and led Aetna through antitrust reviews of various acquisitions and proposed acquisitions. Has been a board member of the Peterson Institute for International Economics since 2016.
- **Strategic planning:** Led Aetna through a period of strategic and regulatory transformation and domestic and international growth through strategic acquisitions and dispositions, culminating in the $78 billion acquisition of Aetna by CVS completed in 2018.

Career highlights:

- Chief Executive Officer of Oscar Health, Inc., a health insurance company built around a full stack technology platform (2023-present)
- Co-Chief Executive Officer of Bridgewater Associates, LP, a global investment management firm (2022-2023)
- Aetna Inc., a multi-national, Fortune 100 diversified healthcare benefits company
  - Chairman (2011-2018)
  - Chief Executive Officer (2010-2018)
  - President (2007-2010)
  - Other executive positions (2003-2007)
- Executive positions at Cigna, NYLCare Health Plans and SelectCare, Inc. (1985-2003)

Other public company boards:

Oscar Health, Inc. (since 2023)
CVS Health Corporation (2018-2020)

Vittorio Colao



Independent Director since: 2022

Age: 64

Committees:

Finance (Chair)
Corporate Governance and Policy

INDEPENDENT

Key skills and experience:

- **Leadership:** Built and transformed Vodafone Group Plc through organic growth, acquisitions and sales into one of the world's largest communications companies with mobile operations in 24 countries and partnerships in over 40 more countries.
- **Consumer/B2B/retail:** Grew Vodafone to serve, directly and through joint ventures, approximately 640 million mobile customers, 21 million broadband customers and 14 million TV customers. Additional consumer experience with RCS MediaGroup, a leading Italian publishing company.
- **Technology:** Led Vodafone in the rapid and continuous development of mobile and other communications technology, with intensive capital spending to enhance high speed mobile networks, provide broadband and enterprise services, enhance the secure exchange of data and develop 5G and the internet of things.
- **Telecommunications:** Brings a valuable global perspective on, and extensive operational experience with, the rapidly changing telecommunications industry. Led Italy's efforts to roll out broadband and 5G connectivity across the country as Italian Minister for Innovation, Digital Transition and Space. Provides unique insight into Verizon's wireless business as a result of his five-year tenure on the Board of Representatives when Verizon Wireless was still a joint venture between Vodafone and Verizon.

Career highlights:

- Italian Minister for Innovation, Digital Transition and Space (2021-2022)
- Vodafone Group Plc, a global mobile communications company
  - Chief Executive (2008-2018)
  - Director (2006-2018)
  - Other executive positions, including Regional Chief Executive Officer for Southern Europe, Middle East and Africa (1999-2004)
- Member, Verizon Wireless Board of Representatives (2008-2013)
- Senior Advisor, Vice Chairman EMEA and Board member, General Atlantic (2019-2021; 2023-present)

Other public company boards:

Unilever PLC and Unilever N.V. (2015-2021)
Mr. Colao previously served on our Board from 2019 to 2021.

Caroline Litchfield



Independent Director since: 2024

Age: 57

Committees:

Audit
Corporate Governance and Policy

INDEPENDENT

Key skills and experience:

- **Leadership:** Seasoned finance executive with a track record of success. As CFO of Merck, responsible for leading the finance, investor relations, procurement and facilities operations of a Dow 30 global health care company.
- **Financial expertise:** Brings deep expertise in finance, value creation and delivery as a result of a 34-year career at Merck in positions of increasing responsibility in the company's country, regional and global finance functions, including serving as the company's CFO since 2021. From 2014 to 2018, led finance for Human Health, Merck's largest business, overseeing financial operations and reporting in approximately 100 markets.
- **Risk management:** Acquired significant risk management experience as a result of her work with Merck's Audit Committee, which oversees risk relating to finance, business integrity and internal controls over financial reporting through its interactions with key executives, including the CFO.
- **Strategic planning:** Played a pivotal role in transforming Merck's portfolio through mergers and acquisitions, including its $11.5 billion acquisition of Acceleron Pharma in 2021. Instrumental in integrating Merck and Schering-Plough following their $41.1 billion merger in 2009.

Career highlights:

- Merck & Co., Inc., a global health care company
  - Executive Vice President and Chief Financial Officer (2021-present)
  - Senior Vice President and Treasurer (2019-2021)
  - Senior Vice President Finance – Global Human Health (2014-2018)
  - Other executive positions (1990-2014)

Jennifer Mann



Independent Director since: 2025

Age: 54

Committees:

Human Resources

INDEPENDENT

Key skills and experience:

- **Leadership:** A thoughtful and seasoned executive with a proven track record of success over a 28-year career at The Coca-Cola Company. Manages multiple stakeholder groups that are critical to the company's success, including customers, system partners, constituents and government officials. As the company's former Global Chief People Officer from 2017 to 2019, led a global HR function for the company's 70,000 employees globally, driving people-related change, the transformation required to enable a new enterprise strategy and the modernization of the function by developing a data-driven approach to The Coca-Cola Company's talent and organizational capability.
- **Marketing and brand management:** As head of The Coca-Cola Company's Global Ventures business from 2019 to 2023, managed many of the company's top brands, including Costa Coffee, Innocent, Dogadan and the company's stake in Monster Energy.
- **Consumer/B2B/retail:** With a strong consumer orientation developed over multiple leadership roles, leads The Coca-Cola Company's flagship market comprising the United States, Canada and Puerto Rico, with 320 million consumers holding $350 billion in industry value. Earlier as Global Vice President, led Coca-Cola Freestyle, the touch screen soda fountain, and transformed the business from an innovation bet to a profitable global business that generated $1 billion in revenue.
- **Strategic planning:** Oversees a full cross-functional leadership team at The Coca-Cola Company and an $8 billion supply chain and manages 66 franchise bottling partners representing more than 88,000 system employees and 2,300 customers. As the former head of the Global Ventures business, led the company's largest historical acquisition of Costa Coffee and its integration into the company.

Career highlights:

- The Coca-Cola Company, a total beverage company with products sold in more than 200 countries and territories
  - Executive Vice President and President, North America Operating Unit (2023-present)
  - Senior Vice President and President, Global Ventures (2019-2023)
  - Senior Vice President and Global Chief People Officer (2017-2019)
  - Other Executive Positions (2008-2019)

Other public company boards:

Coca-Cola FEMSA, S.A.B. de C.V. (since 2023)

Laxman Narasimhan



Independent Director since: 2021

Age: 58

Committees:

Human Resources (Chair)
Corporate Governance and Policy

INDEPENDENT

Key skills and experience:

- **Leadership:** Insightful and strategic leader with wide experience across the consumer goods sector and a proven track record in developing purpose-led brands, including as CEO of Starbucks and Reckitt Benckiser Group Plc, a global consumer health, hygiene and nutrition company. Credited with improving sales and profit while managing approximately $18 billion in revenue at businesses across 100 countries and 125,000 employees as CEO of PepsiCo's Latin America, Europe and Sub-Saharan Africa operations.
- **Consumer/B2B/retail:** Provides valuable expertise and thought leadership in helping complex, global consumer-facing businesses improve demand and widespread appeal for core brand name labels. Prior to joining Starbucks, Reckitt Benckiser and PepsiCo, spent 19 years at McKinsey & Company, focusing on its consumer, retail and technology practices in the United States, Asia and India.
- **Risk management:** Developed significant risk management experience, including supply chain risk management experience, while piloting Reckitt Benckiser through the supply chain disruptions of the COVID-19 pandemic.
- **Strategic planning:** Articulated corporate purpose at Reckitt Benckiser and led the company through a major strategic transformation and a return to sustainable growth. Eliminated complexity and simplified operations in order to remain agile and manage surging demand for certain consumer products during the COVID-19 pandemic.

Career highlights:

- Starbucks Corporation, the premier roaster, marketer and retailer of specialty coffee in the world
    - Chief Executive Officer (2023-2024)
    - Chief Executive Officer-elect (2022-2023)
- Chief Executive Officer of Reckitt Benckiser Group Plc, a global consumer-goods company (2019-2022)
- PepsiCo, Inc., a leading global food and beverage company
    - Global Chief Commercial Officer (2019)
    - Chief Executive Officer, Latin America, Europe and Sub-Saharan Africa (2017-2019)
    - Other executive positions (2012-2017)
- McKinsey & Company (1993-2012)

Other public company boards:

Starbucks Corporation (2023-2024)
Reckitt Benckiser Group Plc (2019-2022)

Daniel Schulman (CEO)



Director since: 2018

Age: 68

Key skills and experience:

- **Leadership:** Successful and dynamic leader with a track record of success at large public companies. As CEO of PayPal Holdings, Inc., he led the company's successful transformation to a global payments platform, tripling revenue from $8 billion to $30 billion, growing EPS five-fold and adding hundreds of millions of new customers to the Paypal platform across the globe.
- **Cybersecurity and data stewardship:** Gained extensive cybersecurity and risk management experience as a director of NortonLifeLock (formerly Symantec Corporation), a global leader in cybersecurity, for nearly 20 years, including serving as the independent chairman for six years.
- **Strategic planning:** Held senior leadership roles at numerous large public companies, including Priceline, where he grew annual revenues from $20 million to nearly $1 billion over two years, Virgin Mobile USA, where he successfully built a pre-paid cellphone business, American Express, where he expanded global mobile and online payment services, and AT&T.
- **Technology:** Acquired significant expertise in mobile technology and digital innovation over a long career spanning the telecommunications, financial technology and e-commerce industries.

Career highlights:

- Verizon Communications Inc.
    - Chief Executive Officer (October 2025-present)
- PayPal Holdings, Inc., a leading online payments company
    - President and Chief Executive Officer (2015-2023)
    - President and CEO-Designee (2014-2015)
- Group President of the Enterprise Group at American Express Company (2010-2014)
- President of the Prepaid Group at Sprint Nextel Corporation (2009-2010)
- Founding CEO of Virgin Mobile USA, Inc. (2001-2009)
- President and CEO of Priceline Group, Inc.
- Various executive positions, including President of the Consumer Markets Division, at AT&T, Inc.

Other public company boards:

Lazard, Inc. (since 2024)
Cisco Systems, Inc. (since 2023)[1]
PayPal Holdings, Inc. (2015-2023)

[1] Mr. Schulman will be stepping down from the Board of Directors of Cisco Systems, Inc., effective May 21, 2026.

Carol Tomé



Independent Director since: 2021

Age: 69

Committees:

Finance

INDEPENDENT

Key skills and experience:

- **Leadership:** Accomplished and skillful leader with a proven track record in growing and innovating at both consumer and B2B businesses with large geographic footprints and employee bases. Guided UPS through an unprecedented surge in demand while improving competitiveness and reducing bureaucracy during the COVID-19 pandemic. Spearheaded initiatives to improve the employee experience and maintain a strong talent pipeline. Demonstrated strong financial leadership as CFO for over 18 years at Home Depot, with responsibility for all corporate finance matters including financial reporting, financial planning and analysis, financial operations, internal audit, investor relations and tax. Led strategic business development during a critical time for Home Depot, as well as the IT and cybersecurity function.
- **Consumer/B2B/retail:** Leading efforts at UPS to optimize B2B profits through the use of automated technologies and enhanced distribution networks to improve delivery volumes. Reinvigorated Home Depot's consumer business while navigating the Great Recession and housing crisis.
- **Financial expertise:** Gained extensive and deep corporate finance expertise during her tenure at Home Depot, during her service on the Board of the Federal Reserve Bank of Atlanta, where she served as both Vice-Chair and Chair of the Board, and during her tenure as chair of the audit committee of UPS from 2018 to 2020.
- **Strategic planning:** Driving efforts to strengthen network capabilities and supply chain infrastructure at UPS through investments in digital technologies. Played a pivotal role in strategic business development at Home Depot as it transformed into one of the world's largest retailers – during her tenure as CFO, Home Depot doubled sales to over $108 billion and generated a 450% increase in shareholder value.

Career highlights:

- Chief Executive Officer of United Parcel Service, Inc., the world's largest package delivery company and a premier provider of global supply chain management solutions (2020-present)
- The Home Depot, Inc., one of the world's largest home improvement retailers
  - Executive Vice President – Corporate Services and Chief Financial Officer (2007-2019)
  - Chief Financial Officer (2001-2007)
  - Other executive positions (1995-2001)
- Director of the Federal Reserve Bank of Atlanta (2008-2013)

Other public company boards:

United Parcel Service, Inc. (since 2003)
Cisco Systems, Inc. (2019-2020)
Certain Fidelity Mutual Funds (2017)
Ms. Tomé previously served on our Board in 2020.

Our governance framework

The membership, structure, policies and practices of our Board and its committees promote the effective exercise of the Board's role in the governance of Verizon. In addition, our Corporate Governance Guidelines provide a framework for the Board's operations and address key governance practices. The Corporate Governance and Policy Committee monitors best practices and developments in corporate governance, considers the views of Verizon's shareholders and periodically recommends changes to the Board's policies and practices, including the Corporate Governance Guidelines. Our Directors provide input on the operation of the Board annually, as part of the Board assessment process and as warranted throughout the year.

**Mark Bertolini
Independent Chair**



Board leadership structure

Verizon's governance framework provides the Board with the flexibility to select the appropriate Board leadership structure for the Company. In making this leadership structure determination, the Board considers many factors, including the specific needs of the business and the long-term interests of our shareholders.

In October 2025, in conjunction with the election of Dan Schulman as our CEO, the Board elected Mark Bertolini as the independent Chair of the Board. The Board believes that this leadership structure is in the best interests of shareholders at this time because it allows our CEO to focus on the business of the Company while allowing our independent Chair to focus on driving accountability at the Board level and positioning our Directors to discharge their duties appropriately.

The independent Chair and our CEO meet and speak with each other regularly about the Company's strategy and operations and the functioning of the Board. The independent Chair provides a tangible independent source of authority and serves as an impartial resource for the Board to express its views regarding management. In addition, the independent Chair represents the Board in communications with shareholders and other stakeholders regularly, and any shareholder or interested party may communicate directly with the independent Chair.

All Directors play an active role in overseeing Verizon's business at both the Board and committee level. In addition, all Directors have unrestricted access to the independent Chair and the senior leadership team at all times.

Board meetings and executive sessions

In 2025, our Board of Directors held seven meetings, including six regularly scheduled meetings and one special meeting.

No incumbent Director attended fewer than 75% of the total number of meetings of our Board and the committees to which the Director was assigned in 2025. Directors standing for re-election are expected to attend the annual meeting of shareholders. In 2025, all of the Directors standing for re-election attended the 2025 annual meeting, other than Ms. Mann, who was elected after that meeting.

The Corporate Governance Guidelines require the independent Directors to meet in executive session without any members of management present at least twice a year to review and evaluate the performance of the Board and to evaluate the performance and approve the compensation of the CEO. In practice, the independent members of our Board typically meet in executive session during each regularly scheduled Board meeting.

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Service on other boards and time commitments

Based on the significant demands placed upon directors of public companies and the need to devote sufficient time to fulfill their responsibilities effectively, the Board has a policy that a Director who is an executive officer of a public company should serve on no more than two public company boards, and other Directors should serve on no more than four public company boards. In addition, members of the Audit Committee should serve on no more than two other public company audit committees. All of our Directors are in compliance with these policies, which can be found in the Corporate Governance Guidelines.

When the Corporate Governance and Policy Committee identifies and evaluates Director candidates, it considers their qualifications along with their other time commitments to determine whether the candidate can devote the necessary time for effective service on the Board. Each year when considering incumbent Directors for re-nomination, the Committee considers the extent to which each incumbent Director is prepared for and actively participates in Board and Committee meetings, to ensure that each incumbent Director who is re-nominated is devoting sufficient time to fulfill his or her responsibilities to the Company and its shareholders.

Board committees

Our Board of Directors has established four standing committees: the Audit Committee, the Corporate Governance and Policy Committee, the Finance Committee and the Human Resources Committee. Each committee has a written charter that defines its specific responsibilities. The chair of each committee approves the agenda and materials for each meeting. Each committee has the authority to retain independent advisors to assist it in carrying out its responsibilities.

Our committee meetings are not held concurrently, which enables our Directors to sit on multiple committees. Our newly appointed Directors also attend all committee meetings for a period prior to being appointed to any particular committee, which gives them a broad-based introduction to the Company and allows them to understand the inner workings of all committees.

Audit Committee

Key responsibilities and activities

- Assess and discuss with management Verizon's significant business risk exposures (including those related to cybersecurity, data privacy, data security, bribery and corruption and certain environmental and climate-related matters), and oversee management's programs and policies to monitor, assess and manage such exposures
- Assess Verizon's overall control environment, including controls related to financial reporting, ESG-related public regulatory reporting, disclosure, compliance and significant financial and business risks
- Appoint, approve fees for, assess the independence and oversee the work of the independent registered public accounting firm
- Oversee financial reporting and disclosure matters, including review of the annual and quarterly reports on Forms 10-K and 10-Q, earnings releases and guidance and the process for the CEO and Chief Financial Officer (CFO) certifications
- Oversee Verizon's internal audit function and review significant internal audit findings and recommendations
- Assess Verizon's compliance processes and programs, including the Code of Conduct
- Review the Chief Compliance Officer's annual report regarding anti-corruption compliance, compliance with significant regulatory obligations, export controls and data protection
- Assess policies and procedures for executive officer expense accounts and perquisites, including the use of corporate assets
- Assess procedures for handling complaints and confidential, anonymous employee submissions relating to accounting, internal accounting controls or auditing matters
- Review reports and disclosures of significant conflicts of interest

The Board has determined that each of Ms. Austin, Ms. Archambeau, Ms. Litchfield and Mr. Otis is an audit committee financial expert.

Members

Roxanne Austin (Chair)

Shellye Archambeau

Caroline Litchfield

Clarence Otis, Jr.

2025 meetings

11

Corporate Governance and Policy Committee

Key responsibilities and activities

- Evaluate the structure and practices of our Board and its committees, including size, composition, leadership structure, independence and operations
- Recommend changes to our Board's policies or practices or the Corporate Governance Guidelines
- Identify and evaluate the qualifications of Director candidates and recommend to the Board candidates for election as Directors
- Recommend Directors to serve as members of each Board committee and as committee chairs
- Review potential related person transactions
- Facilitate the annual assessment of the performance of the Board and its committees
- Provide oversight of responsible business matters
- Oversee Verizon's position and engagement on important public policy and technology issues, including those relating to political contributions, lobbying activities and human rights, that may affect our business and reputation
- Review the activities of Verizon's community and social impact initiatives, including philanthropic activities

Members*

Shellye Archambeau (Chair)

Mark Bertolini

Vittorio Colao

Caroline Litchfield

Laxman Narasimhan

*Daniel Schulman served on the Committee from June to October 2025. Rodney Slater served on the Committee until May 2025.

2025 meetings

6

Finance Committee

Key responsibilities and activities

- Monitor Verizon's capital needs, financing arrangements, liquidity, and ability to access the capital markets and management's financing plans
- Monitor cash plans and expenditures under the annual capital plan approved by our Board
- Review Verizon's policies and strategies for managing currency, interest rate, renewable energy and counterparty exposures
- Review and approve Verizon's derivatives policy, and monitor the use of derivatives, including our renewable power purchase agreement strategy
- Review Verizon's insurance and self-insurance programs
- Oversee the investment of pension assets and the funding of pension and other postretirement benefit obligations

Members

Vittorio Colao (Chair)

Roxanne Austin

Mark Bertolini

Clarence Otis, Jr.

Carol Tomé

2025 meetings

5

Human Resources Committee

Key responsibilities and activities

- Oversee the development of Verizon's executive compensation program and policies
- Approve corporate goals relevant to the CEO's compensation
- Evaluate the CEO's performance and recommend his compensation to the Board
- Review and approve compensation and benefits for selected senior managers
- Consult with the CEO on talent development
- Oversee succession planning and assignments to key leadership positions
- Oversee human capital management, including with respect to equal employment opportunity, talent acquisition, retention and development, employee engagement, pay equity and corporate culture
- Review and make determinations under Verizon's clawback policies
- Review the impact of Verizon's executive compensation policies and practices, and the performance metrics underlying the compensation program, on Verizon's risk profile
- Review and recommend non-employee Director compensation

Members*

Laxman Narasimhan (Chair)

Mark Bertolini

Jennifer Mann

Clarence Otis, Jr.

*Daniel Schulman served on the Committee until October 2025. Rodney Slater served on the Committee until May 2025.

2025 meetings

6

Board and committee assessments

Our Board conducts a comprehensive annual assessment to enhance the effectiveness of the Board and its committees and to continue to reflect evolving best practices in their processes. The independent Chair generally leads the assessment process, but the Board periodically engages a third-party consulting firm to bring an outside perspective to the process. As part of the annual assessment, each Director completes a detailed written questionnaire designed to elicit suggestions for improving the effectiveness of the Board and its committees, and to obtain feedback on a range of issues, including Board leadership, culture, corporate purpose and strategy, composition and structure, and risk management. Following the Directors' submissions of their completed questionnaires, the independent Chair or the third-party consulting firm conducts individual interviews with each of the independent Directors to discuss these topics, among others. The independent Chair then facilitates an evaluation session with the full Board to discuss the feedback received from the questionnaires and from the Director interviews. The evaluation for 2025 was conducted by the then Lead Director and concluded that the Board and its committees are operating effectively.

In addition to annual assessments, the Board evaluates and modifies its oversight of Verizon's operations on an ongoing basis. During their executive sessions, the independent Directors consider agenda topics that they believe deserve additional focus and raise new topics to be addressed in future meetings.

The Corporate Governance and Policy Committee annually appraises the framework for our Board and committee assessment processes.

Board and committee assessment process

Feedback solicited	One-on-one discussions	Reporting back	Closed session discussion	Feedback incorporated
Questionnaire on a range of topics relating to enhancing Board effectiveness	Candid, one-on-one discussions between the independent Chair or third-party consulting firm and Directors to elicit additional feedback	A summary of the assessment results provided to the Board	Closed session discussion of the assessment results facilitated by the independent Chair	Policies and practices updated as appropriate to address any suggestions or enhancements per the assessment

Director orientation and continuing education

We provide our Directors with comprehensive orientation and education programs to promote a deep understanding of issues affecting our business and industry, help Directors stay current and knowledgeable about the Company's business and its competitive and technology landscape and support Directors in performing their oversight duties.

New Director orientation. When a new Director joins the Board, we conduct an orientation program that includes, among other things, a review of the Company's purpose, business strategy and operations, technology, financial condition, legal and regulatory framework and other relevant topics.

Director continuing education. We support current Directors in their ongoing learning by providing continuing education opportunities and programs. These programs may include presentations by thought leaders and industry experts, formal education sessions, meetings with management subject matter experts, participation in industry forums and site visits.

Oversight of strategy

All of our Directors have deep experience and expertise in strategic planning and execution. The Board engages Verizon's senior leaders in robust discussions about strategic goals and challenges them to execute on the strategic plan, address emerging challenges and disruptions and promote innovation. In addition to an annual strategy retreat, the agenda for each regularly scheduled Board meeting allocates substantial time for strategy topics. During these reviews, the Board engages with senior management on a variety of topics, which may include the competitive landscape, operational objectives and challenges and regulatory and technological developments.

Oversight of business risks

While senior management has primary responsibility for managing business risks, our Board of Directors is responsible for risk oversight. The Board works closely with senior management to develop a comprehensive view of Verizon's key short- and long-term business risks. Verizon has a formalized business risk management reporting process that is designed to provide visibility to the Board about critical risks and risk mitigation strategies.

The Board of Directors uses several different levels of review in overseeing the management of risks inherent in the operation of Verizon's businesses and the implementation of our strategic plan. The Board addresses the primary risks associated with Verizon's business units and corporate functions in its operations reviews of those units and functions. Further, the Board reviews the risks associated with Verizon's strategic plan throughout the year.

In addition, each of our Board committees oversees the management of risks that fall within that committee's areas of responsibility. In performing this function, each Board committee has full access to management and may engage independent advisors. As part of the Board's risk oversight function, the Board periodically brings in outside advisors and experts to speak to the Board on topics including emerging business risks.

Enterprise risk management. The Audit Committee oversees the operations of Verizon's Enterprise Risk Management program, which identifies the primary risks to Verizon's business and also assesses Verizon's overall control environment, including controls related to financial reporting, disclosure, compliance and significant financial and business risks. These risks inform Board and Audit Committee discussion topics throughout the year.

Senior management teams from across the business periodically meet with the Audit Committee to discuss the primary risks associated with their respective business units and functions, and related risk mitigation initiatives. As part of Verizon's annual enterprise risk assessment process, the Audit Committee also reviews key business risks with the CFO, the Senior Vice President of Internal Audit and the Chief Compliance Officer. The Audit Committee routinely meets privately with representatives from the independent registered public accounting firm, the Senior Vice President of Internal Audit and the Chief Legal Officer.

Financial risk and capital allocation. The Finance Committee assists our Board in its oversight of financial risk management. In performing this function, the Finance Committee oversees the strategy for managing risks related to currency, interest rate, renewable energy, counterparty exposures and use of derivatives.

Data privacy and cybersecurity. The Board is committed to maintaining strong and meaningful privacy and security protections for our customers' information. The Audit Committee has primary responsibility for overseeing Verizon's risk management programs relating to data protection and privacy and cybersecurity. The Audit Committee also monitors Verizon's compliance in the areas of data protection and privacy.

- **Data privacy.** Verizon has a dedicated Chief Privacy Officer whose team advises the business on privacy risks and assesses the effectiveness of privacy controls. The Chief Privacy Officer at least annually briefs the Audit Committee on data privacy risks and mitigating actions.
- **Cybersecurity.** To more effectively address the cybersecurity threats posed today, Verizon has a dedicated Chief Information Security Officer (CISO) whose team is responsible for leading enterprise-wide information security strategy, policy, standards, architecture and processes. The CISO leads an annual review and discussion with the Board dedicated to Verizon's cybersecurity risks, threats and protections. The CISO provides a mid-year update to this annual review to the Audit Committee and, as warranted, additional updates throughout the year. The Audit Committee also receives a report from senior management on Verizon's cybersecurity posture and related matters at each of its other meetings during the year at which the CISO is not present.

Current policy and technology issues impacting corporate reputation. The Corporate Governance and Policy Committee has primary responsibility for overseeing the Company's handling of risks related to Verizon's position and engagement on important public policy, human rights and technology issues, as well as individual events and incidents that may affect the Company's business and reputation. The Committee receives regular updates from management on the current policy and technology issues facing the Company that may generate publicity and impact corporate reputation.

Political activities and lobbying. Verizon adheres to the highest ethical standards when engaging in any political activity and publishes a Political Engagement Report on our corporate website to provide transparency regarding our political activity. The Corporate Governance and Policy Committee oversees our political activity, including lobbying, and receives a comprehensive briefing from the Senior Vice President of Public Policy and Government Affairs on these activities at least annually.

Succession planning and talent development. Our Board recognizes that one of its most important duties is to promote continuity in Verizon's senior leadership by overseeing the development of executive talent and planning for the succession of the CEO. Our Board has delegated primary oversight responsibility for succession planning to the Human Resources Committee, which oversees assignments to key leadership positions. The Human Resources Committee reports on its activities to the full Board, which addresses succession planning during executive sessions.

To align the succession planning and management development process with Verizon's strategic objectives, the Board and the Human Resources Committee regularly consult with the CEO and the Chief Human Resources Officer, and receive advice on related compensation issues from the Human Resources Committee's independent compensation consultant.

Employee health and safety. Verizon is committed to maintaining a safe workplace and environmentally responsible work practices, and we expect our suppliers to share that commitment. The Audit Committee receives regular briefings on health and safety matters, including incidents involving employees and suppliers and actions that management is taking to limit these risks.

Environmental sustainability. Several of our Directors have experience with climate-related issues, including renewable energy, network resilience, innovative technological solutions and emissions management. Each committee of the Board oversees the management of the specific risks related to our environmental sustainability strategy that fall under the committee's area of responsibility:

- **Audit Committee.** Discusses environmental and climate-related risks as part of its annual business risk reviews.
- **Corporate Governance and Policy Committee.** Oversees Verizon's strategy for managing climate-related risks and monitors the Company's progress on meeting climate-related goals.
- **Finance Committee.** Oversees the strategy for managing risks related to Verizon's renewable energy exposure through renewable energy purchase agreements, as well as the Company's related financing programs.

Compensation risk. The Human Resources Committee considers the impact of our executive compensation program and the incentives created by compensation awards on Verizon's overall risk profile. It also oversees management's annual assessment of compensation risk arising from Verizon's compensation policies and practices. This annual assessment is conducted by members of management including the Senior Vice President of Internal Audit and the Senior Vice President, Deputy General Counsel and Corporate Secretary. The assessment includes a review of the features and characteristics of Verizon's compensation policies and programs, the performance metrics under the Short- and Long-Term Incentive Plans and the process for calculating and approving adjustments that are part of the plan, as well as the approval processes for compensation programs and related payouts. The assessment also reviews governance oversight at the Committee and Board level, Code of Conduct provisions and mandatory training programs that reinforce policies that mitigate risk and performance metrics and measurement periods that are aligned with Verizon's business strategy.

Based on management's review, Verizon has concluded that our compensation policies and procedures are not reasonably likely to have a material adverse effect on Verizon because they are appropriately structured and discourage employees from taking excessive risks.

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Business conduct and ethics. We are committed to operating with the highest level of integrity, responsibility and accountability. To that end, we have adopted a Code of Conduct that applies to all employees, including the CEO, the CFO and the Controller. The Code of Conduct describes each employee's responsibility to conduct business with the highest ethical standards and provides guidance about preventing, reporting and remediating potential compliance violations in key areas. Verizon thoroughly investigates all claims of misconduct. Various types of cases are reported to the Chief Compliance Officer, who discusses the most serious Code of Conduct violations with the Audit Committee at least annually.

Directors are expected to act in the spirit of the Code of Conduct, and to comply with the specific ethical provisions of the Corporate Governance Guidelines. Our Board is strongly predisposed not to waive any of these business conduct and ethics provisions for senior executives or Directors. In the event of an amendment or a waiver, we will promptly disclose the Board's action on the Corporate Governance section of our website at **www.verizon.com/about/investors/corporate-governance**.

Related person transactions. The Corporate Governance and Policy Committee reviews related person transactions in accordance with SEC rules. Based on the facts and circumstances of each case, the Committee may approve, disapprove, ratify or cancel the transaction or recommend another course of action. In approving, disapproving, ratifying, cancelling, or making a recommendation to management, the Committee considers facts and circumstances it deems relevant, which may include, but are not limited to, (a) the risks, costs and benefits to the Company, (b) whether the transaction could impair the independence of a non-employee Director, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. The Committee approves only those related person transactions that are in, or are not inconsistent with, the interests of the Company and its shareholders, as the Committee determines in the good faith exercise of its discretion. Any Committee members who are involved in a transaction under review do not participate in the Committee's deliberations. During 2025, there were no related person transactions required to be disclosed in this proxy statement.

Insider trading policy. We have adopted an insider trading policy that governs the purchase, sale and other disposition of the Company's securities by Verizon Directors, officers and employees. Consistent with the Code of Conduct, the policy prohibits trading in our securities while in possession of material nonpublic information. It also subjects our Directors, officers and certain designated employees to additional trading restrictions. We believe that our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations as well as the exchange listing standards applicable to us. A copy of this insider trading policy is incorporated by reference as an exhibit in Verizon's Annual Report on Form 10-K for the year ended December 31, 2025.

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Our approach to shareholder engagement

We believe that a robust shareholder outreach and engagement program is an essential component of maintaining our strong corporate governance practices. Ongoing communication with our investors helps our Board and senior management gather useful feedback on a wide range of topics. In our discussions with investors, we seek their input on a variety of corporate governance, compensation and environmental and social topics that may impact our business or reputation. We strive for a collaborative approach with investors to solicit and understand a variety of perspectives. These engagements include the participation of our independent Chair or other Directors when requested and appropriate. Shareholder feedback is regularly summarized and shared with our Board. In 2025, topics covered in engagement included privacy and cybersecurity, Verizon's workforce, environmental matters, executive compensation, responsible artificial intelligence, ethics and corporate governance and the subjects of shareholder proposals.

Where to find more information

You can find information about the Verizon Board on the Corporate Governance section of our website at **www.verizon.com/about/investors/corporate-governance**. You can also access Verizon's Corporate Governance Guidelines, Code of Conduct and other corporate governance materials, including Verizon's certificate of incorporation, bylaws, committee charters and policies at that site. You can request copies of these materials from the Assistant Corporate Secretary at the address provided under "Contacting us."

The information contained on any website referred to in this proxy statement is provided for reference only and is not incorporated herein by reference. The inclusion of information contained in the reports on our website should not be construed as a characterization of the materiality or financial impact of that information.

How to contact the Board

Any shareholder or interested party may communicate directly with our Board, any committee of our Board, any individual Director (including the independent Chair and the committee chairs) or the non-employee Directors as a group, by writing to:

Verizon Communications Inc.
Board of Directors
(or committee name, individual Director, independent Chair, committee chair or non-employee
Directors as a group, as appropriate)
1095 Avenue of the Americas
New York, New York 10036

Verizon's Corporate Secretary reviews all correspondence addressed to our Directors and periodically provides the Board with copies of all communications concerning the functions of our Board or its committees, or that otherwise require Board attention. Typically, the Corporate Secretary will not forward communications that are of a personal nature or are unrelated to the duties and responsibilities of our Board, including business solicitations or advertisements, mass mailings, job-related inquiries or other unsuitable communications. All communications involving substantive accounting or auditing matters are forwarded to the Chair of the Audit Committee.

Non-employee Director compensation

The Human Resources Committee, in consultation with its independent compensation consultant, reviews and recommends non-employee Director compensation. In 2025, each non-employee Director of Verizon received a grant of Verizon share equivalents valued at $210,000 on the grant date and an annual cash payment of $125,000. The Chairs of the Corporate Governance and Policy Committee and the Finance Committee each received an additional annual cash payment of $20,000, and the Chairs of the Audit Committee and the Human Resources Committee each received an additional annual cash payment of $30,000. The former Lead Director received an additional annual cash payment of $56,250 based on an annual cash payment of $75,000, prorated for three quarters of service. The independent Chair received an additional cash payment of $43,750 based on an annual cash payment of $175,000, prorated for one quarter of service. No additional fees were paid for meeting attendance.

All share equivalents that non-employee Directors receive are automatically credited to the Director's deferred compensation account under the Verizon Executive Deferral Plan, which is referred to as the Deferral Plan, and invested in a hypothetical Verizon stock fund. Amounts in a Director's deferred compensation account are paid in a cash lump sum in the year following the year the Director leaves our Board.

Non-employee Directors may choose to defer all or part of their annual cash payments under the Deferral Plan. They may elect to invest these amounts in the hypothetical investment options available to participants in Verizon's Management Savings Plan or in a hypothetical cash account that earns a return rate equal to the long-term, high-grade corporate bond yield average as published by Moody's Investor Services.

The non-employee Directors are eligible to participate in the Verizon Foundation Matching Gifts Program. Under this program, which is open to all Verizon employees, the Foundation matches up to $5,000 per year of charitable contributions to accredited colleges and universities and $1,000 per year of charitable contributions to any non-profit with 501(c)(3) status.

All compensation paid to Mr. Schulman as a Director is for services rendered as a non-employee Director from January 1, 2025 through October 3, 2025, after which time he ceased receiving any compensation as a Director, effective as of his appointment to the CEO role at the beginning of October 2025.

Non-employee Director compensation in 2025

Name (a)	Fees earned or paid in cash[1] ($) (b)	Stock awards[2] ($) (c)	Option awards ($) (d)	Non-equity incentive plan compensation ($) (e)	Change in pension value and nonqualified deferred compensation earnings[3] ($) (f)	All other compensation ($) (g)	Total ($) (h)
Shellye Archambeau*	145,000	210,000	0	0	225	0	355,225
Roxanne Austin*	160,000	210,000	0	0	0	0	370,000
Mark Bertolini*^	188,750	210,000	0	0	0	0	398,750
Vittorio Colao*	126,667	210,000	0	0	0	0	336,667
Caroline Litchfield	125,000	210,000	0	0	0	0	335,000
Jennifer Mann	52,084	87,500	0	0	0	0	139,584
Laxman Narasimhan*	132,500	210,000	0	0	93	0	342,593
Clarence Otis, Jr.	125,000	210,000	0	0	305	0	335,305
Daniel Schulman*^	178,750	210,000	0	0	0	0	388,750
Rodney Slater+	52,084	210,000	0	0	0	0	262,084
Carol Tomé	125,000	210,000	0	0	334	0	335,334

*   Denotes a chair of a standing committee during 2025.

+   Mr. Slater served on the Board until May 22, 2025.

^   Mr. Schulman served as Lead Director until October 4, 2025, when Mr. Bertolini was elected independent Chair.

1   This column includes all fees earned in 2025, whether the fee was paid in 2025 or deferred. For Mr. Schulman, this column includes payment of his fee for service as the Lead Director in the fourth quarter of 2024, and reflects all payments earned and received as a non-employee Director from January 1, 2025 to October 3, 2025, after which he ceased receiving compensation as a Director, effective as of his appointment as CEO. For Ms. Austin, this column includes payment of a prorated fee in connection with her service as Chair of the Audit Committee in the first quarter of 2024.

2   For each non-employee Director, this column reflects the grant date fair value of the non-employee Director's 2025 annual stock award, computed in accordance with FASB ASC Topic 718. The following reflects the aggregate number of share equivalents held as of December 31, 2025 by each person who served as a non-employee Director during 2025: Ms. Archambeau, 67,808; Ms. Austin, 30,951; Mr. Bertolini, 60,758; Mr. Colao, 18,394; Ms. Litchfield, 6,244; Ms. Mann, 2,013; Mr. Narasimhan, 27,636; Mr. Otis, 145,123; Mr. Schulman, 40,687; Mr. Slater, 99,070; and Ms. Tomé, 22,998.

3   The amounts in the column reflect the above-market earnings on amounts held in nonqualified deferred compensation plans. The above-market earnings consist of earnings on amounts that the individual has elected to invest in a hypothetical investment option offered to all participants under the nonqualified deferred compensation plans that earns a return rate equal to the long-term, high-grade corporate bond yield average as published by Moody's Investors Services. The earnings are considered above market in accordance with SEC rules because the interest crediting rate for this investment option exceeded 120% of the corresponding applicable federal long-term rate at the time the plan interest rate or formula was originally established. Non-employee Directors do not participate in any defined benefit pension plan.

Executive compensation

 ## Item 2: Advisory vote to approve executive compensation

The Board of Directors recommends that you vote FOR this proposal.

Shareholders have strongly supported Verizon's executive compensation program since our first annual advisory vote on the matter in 2009. We are asking you to vote in favor of the following non-binding resolution:

"Resolved, that the shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in Verizon's proxy statement for the 2026 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Compensation Tables, and the related narrative discussion."

The structure of our executive compensation program for 2025 is similar to prior years, with updates to address changes in our strategic emphasis. Our Board recommends a vote FOR this resolution because the Board believes our program effectively:

- Encourages strong short-term and long-term performance;
- Aligns the executives' long-term interests with those of our shareholders; and
- Retains high-performing executives.

In the Compensation Discussion and Analysis and Compensation Tables beginning on pages 21 and 42, respectively, we provide a detailed description of our executive compensation program, including our philosophy, the elements of our program, and the compensation of our named executive officers. We encourage you to read these sections before deciding how to vote on this proposal.

This advisory resolution, commonly known as a "say-on-pay" resolution, is not binding on our Board of Directors. Nevertheless, the Board and the Human Resources Committee value shareholder feedback received through this annual say-on-pay vote and our direct investor outreach program. The voting results and direct shareholder input are carefully reviewed and considered and are an important part of the process for evaluating our executive compensation program.

Compensation discussion and analysis

     

2025 Named executive officers

Daniel Schulman*	**Anthony Skiadas**	**Sowmyanarayan Sampath****	**Kyle Malady**	**Vandana Venkatesh**	**Hans Vestberg***
Chief Executive Officer	Executive Vice President and Chief Financial Officer	Former Executive Vice President and Group CEO – Verizon Consumer	Executive Vice President and Group CEO – Verizon Business	Executive Vice President and Chief Legal Officer	Former Chairman and Chief Executive Officer

*   Mr. Daniel Schulman was appointed Verizon's Chief Executive Officer effective October 4, 2025, when Mr. Hans Vestberg stepped down as Chairman and Chief Executive Officer on that date. Mr. Vestberg remains a special advisor to Verizon.

**   Mr. Sowmyanarayan Sampath stepped down from his role as Executive Vice President and Group CEO – Verizon Consumer on February 4, 2026 and served in an advisory role until his separation from Verizon on March 27, 2026.

Key management changes in 2025

CEO Transition. Effective October 4, 2025, the Verizon Board of Directors appointed Mr. Daniel Schulman as CEO, replacing Mr. Hans Vestberg in that role. Mr. Schulman continues to serve as a member of the Board of Directors. Mr. Vestberg remains Special Advisor, providing transition support with a focus on advising on the integration and execution of the Frontier Communications Parent, Inc. (Frontier) acquisition and Verizon's larger convergence and broadband strategy and is expected to serve in that role through October 4, 2026. Discussions of CEO compensation philosophy and structure relate to pre-CEO transition decisions with subsequent decisions described under "Appointment of Mr. Schulman as Verizon's Chief Executive Officer" below. Mr. Vestberg is also expected to continue to serve on the Board of Directors for the remainder of his current term, which ends with the 2026 Annual Meeting of Shareholders. In connection with these appointments, Verizon entered into letter agreements with each of Mr. Schulman and Mr. Vestberg, which set forth the terms of their respective engagements. A summary of these terms is set forth on pages 35 and 37.

Corporate governance

Human Resources Committee. The Human Resources Committee of the Board of Directors oversees the design and implementation of the compensation program for our named executive officers, as well as Verizon's management succession planning, talent development and human capital management initiatives. The CEO's compensation is determined by the independent members of the Board after receiving the Committee's recommendation. References to the Committee in this Compensation Discussion and Analysis with respect to the CEO's compensation reflect that process. Mr. Schulman stepped down from the Committee in connection with his appointment as CEO, and Mr. Schulman did not participate in the deliberations or decisions regarding his compensation.

Management. The Committee consults with the Chief Human Resources Officer about the design, administration and operation of the compensation program. The Committee has delegated administrative responsibility for implementing its decisions on compensation and benefits matters to the Chief Human Resources Officer, who reports to the Committee on the actions taken under this delegation.

The Committee seeks the CEO's views on whether the existing compensation policies and practices continue to support Verizon's business and performance objectives, utilize appropriate performance targets, and appropriately reward the contributions of the other named executive officers. While the Committee values the CEO's insight, ultimately the Committee makes an independent determination on all matters related to the compensation of the named executive officers.

Independent compensation consultant. The Committee has the sole authority to retain and terminate a compensation consultant and to approve all terms of the engagement, including fees. The Committee retained Meridian Compensation Partners, LLC (Meridian) as its compensation consultant at the beginning of October 2025. Prior to that, it had retained Semler Brossy Consulting Group, LLC (Semler Brossy) as its compensation consultant. The compensation consultant advises the Committee on all matters related to the compensation of our named executive officers and our non-employee Directors. The compensation consultant's advisory services include providing current benchmarking data for our peer group and other relevant market data in our industry and helping the Committee interpret this data, as well as data provided by the Company. The compensation consultant participates in Committee meetings and confers regularly with the Committee in executive session at those meetings.

Committee policy prohibits the compensation consultant from doing any work for the Company during its engagement, and neither Meridian nor Semler Brossy performed work for the Company in 2025. The Committee made assessments of its compensation consultants under SEC rules and NYSE and Nasdaq listing standards and concluded that each of Meridian and Semler Brossy was independent, and that the firms' work in 2025 for the Committee did not raise any conflicts of interest.

Shareholder feedback on compensation

Our Board, the Human Resources Committee and our management team value shareholder perspectives on our executive compensation program. Management and Directors engage with our institutional shareholders in meetings and calls throughout the year. Topics of discussion typically include the Committee's choice of performance measures for awards issued under our Short- and Long-Term Incentive Plans, the relationship between the performance measures and our long-term strategy, the payout terms of equity awards, compensation recoupment policies and shareholder proposals. In addition to this direct feedback, as part of the Committee's annual review of the executive compensation program, the Committee considers the outcome of Verizon's annual shareholder advisory vote on executive compensation – the "say-on-pay." At our annual meeting of shareholders in May 2025, the compensation of our named executive officers was approved by approximately 90% of votes cast. Based on the perspective obtained from discussions with our long-term shareholders, the results of our 2025 say-on-pay vote, and the history of strong shareholder support in prior say-on-pay votes, the Committee believes our shareholders continue to strongly support Verizon's executive compensation program.

Best practices in executive compensation and governance

Our compensation program reflects our commitment to industry-leading standards for compensation design and governance. The Human Resources Committee regularly reviews best practices in executive compensation and governance and revises our policies and practices when appropriate. The following table highlights some features of our executive compensation program that demonstrate the rigor of our policies.

✔ What we do

		More information on page
Pay for performance	Approximately 90% of named executive officers' total compensation opportunity is variable, incentive-based pay.	25
Robust stock ownership guidelines	We have stock ownership guidelines for the CEO of 7x base salary; for other named executive officers of 4x base salary; and for Directors of 5x the cash component of the annual Board retainer.	39
Clawback policies	Our clawback policies give us the right to cancel or "claw back" incentive compensation from any senior executive who has engaged in misconduct that results in (i) significant reputational or financial harm to Verizon or (ii) a material financial restatement. In addition, the Company maintains an additional clawback policy in accordance with NYSE and Nasdaq listing rules that provides for the mandatory recovery of erroneously awarded "incentive-based compensation" from current and former executive officers in the event that Verizon is required to prepare an accounting restatement.	40
Anti-hedging policy	Our anti-hedging policy prohibits Directors and executives who receive equity-based incentive awards from entering into transactions designed to hedge or offset any decrease in the market value of Verizon stock that they own.	39
Double-trigger change in control	In the event of a change in control, our Long-Term Incentive Plan (Long-Term Plan) requires an involuntary termination without cause for any accelerated vesting of awards.	38

✘ What we don't do

Tax gross-ups	We do not provide tax gross-ups to our executive officers or Directors.	37
Dividends on unearned performance awards	We do not pay dividends on unearned Performance Stock Units (PSUs) or Restricted Stock Units (RSUs).	30
Guaranteed benefits	Approximately 20 years ago, we froze our defined benefit pension and supplemental executive retirement benefits.	37

Benchmarking total compensation opportunity

The Committee evaluates whether the compensation opportunities for our executives are appropriate and competitive by comparing each named executive officer's total compensation opportunity — which represents the sum of the executive's base salary and target award amounts under the Short-Term Plan and the Long-Term Plan – to the total compensation opportunities for executives in comparable positions at peer companies, referencing the 50th percentile when making this comparison. A named executive officer's total compensation opportunity may be higher or lower depending upon the executive's tenure and overall level of responsibility.

The peer groups utilized for compensation benchmarking are reviewed each year. For 2025 compensation decisions, the Committee utilized a peer group that consisted of the companies in the Dow Jones Industrial Average (Dow) (other than Verizon) with at least $50 billion in annual revenue, plus Verizon's four largest industry competitors (AT&T, Charter Communications, Comcast and T-Mobile US) and four large market-capitalization technology companies (Alphabet, Amazon, Meta Platforms and Netflix) that were not included in the Dow at the time of the 2025 compensation decisions, whose applications rely heavily on our network and technology. This is the same peer group selection criteria utilized for 2024 compensation decisions.

Below are the companies included in the Company's peer group for 2025 compensation benchmarking purposes.

Alphabet	Cisco	Microsoft
Amazon	Comcast	Netflix
American Express	Goldman Sachs	Nvidia
Apple	Home Depot	Procter & Gamble
AT&T	IBM	T-Mobile US
Boeing	Johnson & Johnson	UnitedHealth Group
Caterpillar	JPMorgan Chase	Walmart
Charter Communications	Merck	Walt Disney
Chevron	Meta Platforms	

Compensation objectives and elements of compensation

Compensation objectives

Verizon's executive compensation program supports the creation of shareholder value by pursuing four key objectives:

- **Attract and retain high-performing executives** with the leadership abilities and experience necessary to drive our customer-focused, technology-enabled strategy, within an enterprise of our scale, breadth and complexity;
- **Pay for superior results and sustainable growth** by rewarding the achievement of challenging short- and long-term performance goals designed to build shareholder value;
- **Drive performance and create shareholder value** by emphasizing variable, at-risk compensation with an appropriate balance of short- and long-term objectives that align executive and shareholder interests; and
- **Manage risk through oversight and compensation design** features, policies and practices that strike an appropriate balance between risk and reward.

Elements and mix of compensation to emphasize long-term performance

The Committee determines the appropriate balance between fixed and variable pay elements, short- and long-term pay elements, and cash and equity-based pay elements when setting total compensation opportunities at competitive levels.

Pay element	Characteristics	Purpose
Base salary	Annual fixed cash compensation	Attract and retain high-performing and experienced executives
Short-term incentive opportunity	Annual variable cash compensation based on the achievement of predetermined annual performance measures	Motivate executives to achieve short-term performance goals that will establish the foundation for future growth
Long-term incentive opportunity	Long-term variable equity awards granted annually as a combination of performance-based stock units and time-based restricted stock units	Align executives' interests with those of shareholders, encourage efforts to grow long-term value, and retain executives

The Committee believes that a substantial majority of each named executive officer's total compensation opportunity should be variable and at risk in order to emphasize a performance-based culture. Moreover, since the annual Long-Term Plan awards feature three-year award cycles, with awards consisting of PSUs subject to both performance-based and time-based vesting requirements and RSUs subject to time-based vesting requirements, we reward sustained performance and also encourage high-performing executives to remain with Verizon.

2025 total annual compensation pay mix

In establishing the mix of incentive pay for the named executive officers, the Committee balances the importance of meeting Verizon's short-term business goals with the need to create shareholder value over the longer term. The Committee also considered market data with respect to the mix of annual cash and long-term equity components for similarly situated executives among the peer group. Based on its review, for the named executive officers other than Mr. Schulman, the Committee established annual long-term target compensation opportunities at levels of approximately three times the annual base salary and short-term incentive target compensation opportunities of the named executive officers. For Mr. Schulman, the mix of incentive pay established under his October 2025 employment letter agreement included an annual cash component of base salary and short-term incentives and a long-term equity component consisting of one-time awards of RSUs, PSUs and Supplemental PSUs, which are the long-term incentive awards he will receive as CEO under the terms of his letter agreement (described under "Appointment of Mr. Schulman as Verizon's Chief Executive Officer" on page 35 below).

The following chart illustrates the approximate allocation of the 2025 total annual compensation opportunity for the named executive officers (other than Mr. Schulman) between variable, performance-based elements and fixed pay. The actual percentages vary by individual.



Base salary
10%

Long-term incentives
75%

Short-term incentives
15%

90%
at risk pay

Performance target setting

The Committee takes a holistic approach to establishing performance targets under our incentive plans and ensuring that they are aligned with Verizon's short- and long-term strategic goals. In establishing performance targets, the Committee recognizes the importance of achieving an appropriate balance between rewarding executives for strong performance over both the short- and long-term and establishing realistic goals that continue to motivate and retain executives. As a result, we believe that our Short-Term and Long-Term Plans provide for measurable, rigorous performance targets that are attainable, but challenge executives to drive business results that generate shareholder value.

In setting the performance targets, the Committee considered the following factors:

- Verizon's short- and long-term strategy;
- Economic, industry and competitive environments;
- The creation of shareholder value;
- The achievement level against performance targets in the prior year;
- Financial analysts' consensus estimates for the performance measures over future performance cycles; and
- The correlation among the performance measures and considerations of how Verizon's operational performance will affect each measure differently.

2025 annual base salary

To determine an executive's base salary, the Committee, with assistance from the compensation consultant, considers the pay practices of the peer group for comparable positions; the executive's experience, tenure, scope of responsibility and performance; internal pay alignment; continuity planning and management development considerations; and for newly-hired executives, the Committee also considers the compensation required to attract the executive to the Company. There is no specific weighting applied to any of these factors in setting annual salaries, and the process ultimately relies on the subjective exercise of the Committee's judgment. Taking into account these considerations, in February 2025, the Committee approved 2025 base salary increases of 10% for Mr. Skiadas and 28.57% for Ms. Venkatesh, effective January 1, 2025. In connection with Mr. Schulman's appointment as CEO effective October 4, 2025, the Committee approved a base salary of $1,500,000 as part of Mr. Schulman's compensation package set forth in the letter agreement with Mr. Schulman described on page 35. Mr. Vestberg did not receive a base salary increase in 2025 and his base salary did not change when he became Special Advisor following stepping down as CEO in October 2025.

2025 short-term incentive compensation

The Verizon Short-Term Plan motivates executives to achieve challenging short-term performance targets in order to provide the foundation for future growth. Each year, the Committee establishes the potential value of the awards under the Short-Term Plan, as well as the performance targets required to achieve these awards.

For the 2025 Short-Term Plan, the Committee established a single set of performance metrics at the Verizon corporate level, based on Verizon's consolidated results, that apply to all executives, consistent with the 2024 Short-Term Plan. The Committee maintained the same three financial performance measures and weightings as the 2024 Short-Term Plan – wireless service revenue, cash flow from operations and adjusted operating income. The Committee replaced the responsible business metrics that were utilized in the 2024 Short-Term Plan with qualitative strategic and culture goals tied to our values, leadership principles and stakeholders, and retained the same weighting for the strategic and culture goals as the prior responsible business metrics in the 2024 Short-Term Plan. At the end of the year, the CEO assessed the extent to which the Company attained the strategic and culture goals and made a recommendation to the Committee on the level of attainment.

The Committee set the values of the 2025 Short-Term Plan award opportunities as a percentage of an executive's base salary based on both the scope of the executive's responsibilities and the competitive pay practices of the peer group used for benchmarking our executives' total compensation opportunity. The Short-Term Plan award opportunities at the threshold, target and maximum levels for each of the named executive officers are shown in the Grants of Plan-based Awards table on page 45.

For the named executive officers other than Mr. Sampath, target award opportunities, expressed as a percentage of base salary, did not change for 2025. However, the dollar value of the 2025 target award opportunity for Mr. Skiadas and Ms. Venkatesh increased from 2024 as a result of the base salary increases described above. Messrs. Malady and Vestberg did not receive a salary increase in 2025, so the dollar value of their 2025 target award opportunity was the same as it was in 2024. For Mr. Sampath, the Committee approved an increase of his 2025 target award opportunity from 150% of his base salary to 200% of his base salary, taking into account Mr. Sampath's tenure, performance and market pay positioning. When Mr. Schulman became Verizon's CEO in October 2025, Mr. Schulman's target award opportunity was set at 250% of his base salary on a prorated basis, which is consistent with the target award opportunity that applied to Mr. Vestberg in his role as CEO.

The following table shows the 2025 Short-Term Plan target award opportunity for each of the named executive officers.

2025 Short-Term Plan target award opportunity

Named executive officer	As a percentage of base salary	As a dollar value
Mr. Schulman	250%	$ 937,500*
Mr. Skiadas	150%	$ 1,650,000
Mr. Sampath	200%	$ 2,400,000
Mr. Malady	150%	$ 1,650,000
Ms. Venkatesh	150%	$ 1,350,000
Mr. Vestberg	250%	$ 3,750,000

* Mr. Schulman's target award opportunity for 2025 was prorated to reflect his period of service as CEO which commenced October 4, 2025.

Annual performance measures

In the first quarter of 2025, the Committee established financial and operational performance measures and targets for the 2025 Short-Term Plan at the Verizon corporate level, based on Verizon's consolidated results. The Committee retained the same weighting and financial measures as in the 2024 Short-Term Plan, and the Committee replaced the responsible business metrics that were utilized in the 2024 Short-Term Plan with qualitative strategic and culture goals tied to our values, leadership principles and stakeholders. For each performance measure, the Committee set a target that challenges executives to drive business results that generate shareholder value. Verizon's performance with respect to these applicable measures determines the amount of the short-term incentive awards earned by the named executive officers.

The 2025 performance measures, along with the weighting ascribed to each, are shown on the following page as a percentage of the total Short-Term Plan award opportunity at target level performance. The Committee believes that these performance measures are appropriate to motivate Verizon's executives to achieve outstanding short-term results and, at the same time, help establish the foundation for long-term value for shareholders.

The 2025 measures and related targets approved by the Committee are described in detail on the following page.

2025 Short-Term Plan performance measures and weightings



Strategic and culture 10%

Wireless service revenue 30%

2025 performance measures

Cash flow from operations 30%

Adjusted operating income 30%

Why these performance measures?

The Committee selected wireless service revenue, adjusted operating income, and cash flow from operations to reflect Verizon's strategic goals of encouraging profitable operations, growth and delivering best-in-class network experiences in a cost efficient manner. The Committee also selected qualitative strategic and culture goals tied to our values, leadership principles and stakeholders.

Wireless service revenue Wireless service revenue is a measure that reflects the extent to which we have been successful in attracting and retaining customers, penetrating key markets with our products and services and creating high-quality growth. It also includes revenue from our fixed wireless access product, which is an important and strategic growth driver. The Committee viewed this measure as an important indicator of Verizon's growth and success in realizing its strategic initiatives.	**Target: $83.9 billion**
Adjusted operating income Adjusted operating income is a measure that reflects operating profitability because it indicates how much profit we generate after subtracting operating expenses, including depreciation and amortization and the other costs of running the business, from total revenue. The Committee viewed this as an important indicator of how well our management is growing revenue while managing operating costs. Adjusted operating income excludes the effect of special items, which provides more comparable financial results from period to period.	**Target: $32.2 billion**
Cash flow from operations Cash flow from operations is a measure of the cash generated from our ongoing, regular business activities and is used to fund expansion and modernization of our networks, service and repay external financing, pay dividends and invest in new businesses and spectrum.	**Target: $35.2 billion**
Strategic and culture goals Strategic and culture qualitative goals are tied to our values, leadership principles and stakeholders, and are designed to focus executives on strategic and cultural initiatives related to who we are, how we operate and what we do. The strategic and culture goals replaced the responsible business metrics that were utilized in the 2024 Short-Term Plan. At the end of the year, the CEO assessed the extent to which the Company has delivered on these goals and made a recommendation to the Committee on the level of attainment.	**Qualitative attainment assessment**

2025 Adjusted company results[1]

The Short-Term Plan provides for performance measures to be adjusted to exclude the impact of certain types of events not contemplated at the time the performance measures were set, such as significant transactions, changes in legal or regulatory policy and other special items. In determining Verizon's performance against the performance measures, the Committee made adjustments to cash flow from operations for impacts from tax reform, which was not contemplated at the time the cash flow from operations target was set.

Performance Measure	Weighting	Target	(All dollar amounts in billions) Results
Wireless service revenue	30%	$ 83.9	$ 83.7
Adjusted operating income	30%	$ 32.2	$ 32.4
Cash flow from operations	30%	$ 35.2	$ 35.0
Strategic and culture goals	10%	-	100%

[1] A reconciliation of non-GAAP measures to the most directly comparable GAAP measures may be found in Appendix A.

In determining the level of attainment of the strategic and culture goals, the Committee took into consideration the CEO transition, the success in making rapid cultural change in the fourth quarter of 2025 and the change in overall Verizon strategy and determined that the portion of the STI award tied to strategic and culture goals would pay out at the target level of performance.

2025 Short-Term Plan awards

Based on its assessment of Verizon's performance against the Verizon corporate measures and targets set forth above and the qualitative assessment of Verizon's performance against the strategic and culture goals, the Committee approved a payout percentage for all of the employees participating in the Short-Term Plan of 100%.

The following table shows the actual Short-Term Plan award earned by each named executive officer based on the payout percentages detailed above.

Named executive officer	Target award	x	Payout percentage	=	Actual award
Mr. Schulman	$ 937,500*		100%		$ 937,500
Mr. Skiadas	$ 1,650,000		100%		$ 1,650,000
Mr. Sampath	$ 2,400,000		100%		$ 2,400,000
Mr. Malady	$ 1,650,000		100%		$ 1,650,000
Ms. Venkatesh	$ 1,350,000		100%		$ 1,350,000
Mr. Vestberg	$ 3,750,000		100%		$ 3,750,000

* Mr. Schulman's target award opportunity for 2025 was prorated to reflect his period of service as CEO which commenced October 4, 2025.

Long-term incentive compensation

The Long-Term Plan is intended to align executives' and shareholders' interests and to reward participants for creating long-term shareholder value.

Annual Long-Term Plan awards are made in PSUs and RSUs. The value of each PSU or RSU is equal to the value of one share of Verizon common stock. The Committee assumes each executive will earn 100% of the PSUs and RSUs awarded for purposes of determining the total compensation opportunity. PSUs and RSUs accrue dividend equivalents that are deemed to be reinvested in PSUs and RSUs, respectively. These dividend equivalents are paid when, and only to the extent that, the related PSUs and RSUs are actually earned. PSUs are earned over a three-year performance cycle, with cliff vesting at the end of the three-year period. The Committee believes that a three-year performance cycle is appropriate for the PSU awards because a multi-year performance cycle measures the effectiveness of management's execution of long-term strategies and the effect on shareholder value. The RSUs granted in March 2025 vest ratably over three years, which aligns with market practice and enables us to continue to attract and retain key executive talent.

Consistent with 2024 awards, the 2025 Long-Term Plan awards for executives other than Mr. Vestberg and Mr. Schulman, were comprised of 60% PSUs and 40% RSUs and Mr. Vestberg's 2025 award was comprised of 67% PSUs and 33% RSUs. Mr. Schulman became CEO in October 2025, after the 2025 Long-Term Plan annual awards were granted, and a description of his long-term incentive awards as CEO follows this discussion under "Appointment of Mr. Schulman as Verizon's Chief Executive Officer" on page 35 below.

For the 2025 awards, the Committee retained the cumulative free cash flow, adjusted EPS and wireless service revenue PSU performance metrics from the 2024 awards. The three metrics remained equally weighted, with one-third based on Verizon's cumulative free cash flow, one-third based on Verizon's cumulative adjusted EPS and one-third based on Verizon's cumulative wireless service revenue over the three-year performance period. The Committee also retained relative total shareholder return (TSR) as a modifier to the PSU vesting percentage as compared against the companies in the S&P 100. However, for the 2025 PSU award, the TSR modifier will only be applied if Verizon's relative TSR performance is in the top or bottom quartile of performance against the peer group, and the positive TSR modifier will not apply if Verizon's TSR is negative over the performance period.

The number of PSUs actually earned and paid is determined based upon Verizon's achievement of pre-established performance targets over the three-year performance cycle, and the ultimate value of each PSU depends on Verizon's stock price. Because the value of PSUs is linked to both stock price and performance targets, PSUs provide a strong incentive to executives to deliver value to Verizon's shareholders. RSUs also provide a performance link as the value of the award depends on Verizon's stock price. Both PSUs and RSUs provide a retention incentive by requiring the executive to remain employed with Verizon through the end of the applicable vesting period, subject to certain qualifying separations. The 2025 PSUs and RSUs are payable in shares of Verizon stock.

2025 Long-Term Plan award opportunities

The Committee set the annual target long-term incentive award levels to create an appropriate total compensation opportunity for the named executive officers in light of the Committee's reference of the 50th percentile for comparable executives within the peer group and the compensation mix considerations described above, and taking into account market practices for each individual's role and responsibilities, the individual's performance, the strategic impact of the individual's role and internal pay alignment. Mr. Schulman became CEO in October 2025 and a description of his long-term incentive awards as CEO follows this discussion under "Appointment of Mr. Schulman as Verizon's Chief Executive Officer" on page 35 below.

The 2025 target award opportunity for the named executive officers, other than Mr. Schulman, was allocated between PSUs and RSUs as noted above, and the target award opportunity allocated to each type of award was converted into a target number of units using the closing price of Verizon's common stock on the grant date. The target award opportunity used to determine the number of shares subject to each award may differ from the grant date fair value of the awards reported in the Summary Compensation Table, which is calculated in accordance with applicable accounting standards and may reflect additional valuation assumptions.

2025 Long-Term Plan target award opportunity

Named executive officer	As a dollar value
Mr. Skiadas	$ 9,000,000
Mr. Sampath	$ 11,000,000
Mr. Malady	$ 9,750,000
Ms. Venkatesh	$ 5,000,000
Mr. Vestberg	$ 25,000,000

Each of the named executive officers other than Mr. Vestberg and Mr. Schulman, received 60% of his or her 2025 Long-Term Plan award in the form of PSUs and 40% in the form of RSUs, consistent with past practice, which the Committee believes incentivizes our executives to focus on our long-term operational goals and to deliver TSR performance, as well as encourages retention among our highly-qualified team. Consistent with 2024, Mr. Vestberg received 67% of his 2025 Long-Term Plan award in the form of PSUs and 33% in the form of RSUs, which further emphasizes the importance of Mr. Vestberg delivering on our long-term operational goals and TSR performance. One-third of the 2025 PSUs is eligible to vest based on Verizon's cumulative adjusted EPS, one-third is eligible to vest based on Verizon's cumulative free cash flow and one-third is eligible to vest based on Verizon's cumulative wireless service revenue. The number of PSUs that will ultimately vest may be decreased by 25% if Verizon's TSR position at the end of the three-year period compared with the companies in the S&P 100 as constituted on the date the awards were granted is in the bottom quartile of the peer group. The number of PSUs that will ultimately vest may be increased by 25% if Verizon's TSR position at the end of the three-year period compared with the companies in the S&P 100 as constituted on the date the awards were granted is in the top quartile of the peer group, provided that no adjustment will be made if Verizon's TSR over the performance period is negative.

Long-Term Incentive Program mix



Terms of 2025 PSU awards

Adjusted earnings per share metric

One-third of the 2025 PSUs will vest based on Verizon's cumulative adjusted earnings per share (EPS PSUs). The percentage of the EPS PSUs awarded for the 2025-2027 performance cycle that will vest is based on the extent to which Verizon's cumulative adjusted EPS over the performance cycle meets or exceeds the cumulative adjusted EPS performance levels set by the Committee at the beginning of the performance cycle. Adjusted EPS is defined as Verizon's cumulative earnings per share over the three-year performance period, adjusted to exclude the impact of special items, including the benefit of any repurchases of Verizon's common stock under a share buyback program, and is subject to adjustment to eliminate the financial impact of significant transactions, changes in legal or regulatory policy and other extraordinary items.

The cumulative adjusted EPS target for the 2025-2027 performance cycle was set at a level reflective of our three-year strategic plan, which the Committee believed is attainable, but challenging in light of the business environment. The number of EPS PSUs that will vest ranges from 0%, if actual performance is below the threshold level, to 200%, if actual performance is at or above the maximum cumulative adjusted EPS level. The number of EPS PSUs that will vest in-between identified performance levels is determined by linear interpolation between vesting percentage levels.

Free cash flow metric

One-third of the 2025 PSUs will vest based on Verizon's cumulative free cash flow (FCF PSUs). The percentage of the FCF PSUs awarded for the 2025-2027 performance cycle that will vest is based on the extent to which Verizon's cumulative free cash flow over the performance cycle meets or exceeds the cumulative free cash flow performance levels set by the Committee at the beginning of the performance cycle. Free cash flow is calculated by subtracting capital expenditures from the total of cash flow from operations and is subject to adjustment to eliminate the financial impact of significant transactions, changes in legal or regulatory policy and other extraordinary items.

The cumulative free cash flow target for the 2025-2027 performance cycle was set at a level reflective of our three-year strategic plan, which the Committee believed is attainable, but challenging in light of the business environment. The number of FCF PSUs that will vest ranges from 0%, if actual performance is below the threshold level, to 200%, if actual performance is at or above the maximum cumulative free cash flow level. The number of FCF PSUs that will vest in-between identified performance levels is determined by linear interpolation between vesting percentage levels.

Wireless service revenue metric

One-third of the 2025 PSUs will vest based on Verizon's cumulative wireless service revenue (WSR PSUs). The percentage of the WSR PSUs awarded for the 2025-2027 performance cycle that will vest is based on the extent to which Verizon's cumulative wireless service revenue over the performance cycle meets or exceeds the cumulative wireless service revenue performance levels set by the Committee at the beginning of the performance cycle. Wireless service revenue is defined as Verizon's cumulative revenue generated from access to and usage of Verizon's wireless network, excluding revenue related to wireless equipment, on a consolidated basis over the performance cycle, subject to adjustment to eliminate the financial impact of significant transactions, changes in legal or regulatory policy and other extraordinary items.

The cumulative wireless service revenue target for the 2025-2027 performance cycle was set at a level reflective of our three-year strategic plan, which the Committee believed is attainable, but challenging in light of the business environment. The number of WSR PSUs that will vest ranges from 0%, if actual performance is below the threshold level, to 200%, if actual performance is at or above the maximum cumulative wireless service revenue level. The number of WSR PSUs that will vest in-between identified performance levels is determined by linear interpolation between vesting percentage levels.

Relative total shareholder return modifier

After the Committee determines the extent to which the EPS PSU, FCF PSU and WSR PSU performance measures have been achieved, the overall PSU vesting percentage may be increased or decreased by 25% depending on Verizon's TSR position compared with the companies in the S&P 100 as constituted on the date the awards were granted. If Verizon ranks at or above the 75th percentile, 25% will be added to the PSU vesting percentage (up to a maximum payout of 200%), provided that no adjustment will be made if Verizon's TSR over the performance period is negative. If Verizon ranks at or below the 25th percentile, 25% will be subtracted from the PSU vesting percentage. If Verizon ranks between the 75th percentile and 25th percentile, there will be no change to the PSU vesting percentage.

Why these performance measures?

The Committee selected adjusted EPS, free cash flow and wireless service revenue to focus our executives on our long-term operational goals, with cumulative adjusted EPS focusing on our profitability, cumulative free cash flow focusing on our ability to generate cash from operations and cumulative wireless service revenue focusing on our ability to be successful in attracting and retaining customers, penetrating key markets with our products and services and creating high-quality growth. The TSR modifier is a valuable indicator of our success because it measures our performance in returning value to our shareholders in comparison to alternative investments our shareholders could have made. For purposes of measuring our TSR positioning, the Committee utilized the companies in the S&P 100 index because the Committee believed that it balances having companies comparable to Verizon's size in the comparator group with having a large enough number of companies to ensure that no one company overly impacts the outcomes in a given year and, further, that the S&P 100 is easy for shareholders and employees to track and understand.

2023 PSU awards earned in 2025

With respect to the PSUs awarded in 2023, the Committee determined the number of PSUs that vested for a participant based on the level of achievement of three performance metrics over the three-year performance cycle – adjusted EPS, free cash flow and service and other revenue – subject to adjustment depending on Verizon's TSR position at the end of the three-year period compared with the companies in the S&P 100 as constituted on the date the awards were granted.

2023-2025 EPS PSUs. One-third of the PSUs awarded were eligible to vest based on Verizon's cumulative adjusted EPS over the 2023-2025 performance cycle compared to the performance targets set by the Committee at the beginning of the three-year cycle. The following table shows the percentage of EPS PSUs awarded that would vest based on Verizon's cumulative adjusted EPS over the 2023-2025 performance cycle at different performance levels.

Verizon's cumulative adjusted EPS[1]	EPS vested percentage[2]
Greater than or equal to $16.20	200%
$16.01	150%
$15.25	100%
$14.29	90%
$12.78	50%
Less than $12.78	0%

At the time the 2023-2025 award was granted, the Committee provided for the EPS metric to be determined on an adjusted basis, to preserve the intended incentives by excluding the impact of certain types of events not contemplated by our financial plan, such as significant transactions, changes in legal or regulatory policy and other special items. The Committee did not make any adjustments in determining Verizon's adjusted EPS over the performance cycle. The Committee determined that Verizon's adjusted EPS over the performance cycle was $14.01[3], which resulted in a vesting percentage of 83% for the EPS PSUs.

[1] Adjusted EPS is defined as Verizon's cumulative earnings per share over the three-year performance period, adjusted to exclude the impact of special items, including the benefit of any repurchases of Verizon's common stock under a share buyback program, and is subject to adjustment to eliminate the financial impact of significant transactions, changes in legal or regulatory policy and other extraordinary items.

[2] For achievement between the stated levels, vesting is determined by linear interpolation.

[3] A reconciliation of non-GAAP measures to the most directly comparable GAAP measures may be found in Appendix A.

2023-2025 FCF PSUs. One-third of the PSUs awarded were eligible to vest based on Verizon's cumulative free cash flow over the 2023-2025 performance cycle compared to the performance targets set by the Committee at the beginning of the three-year cycle. The following table shows the percentage of FCF PSUs awarded that would vest based on Verizon's cumulative free cash flow over the 2023-2025 performance cycle at different performance levels.

Verizon's cumulative free cash flow[1] (in billions)	FCF vested percentage[2]
Greater than $61.1	200%
$60.3	150%
$57.0	100%
$51.3	90%
$44.7	50%
Less than $44.7	0%

At the time the 2023-2025 award was granted, the Committee provided for free cash flow to be determined on an adjusted basis, to preserve the intended incentives by excluding the impact of certain types of events not contemplated by our financial plan, such as significant transactions, changes in legal or regulatory policy and other special items. In determining Verizon's free cash flow over the performance period, the Committee made adjustments to normalize the impact of tax reform, proceeds from the monetization of tower assets and separation payments in connection with the 2024 voluntary separation program, which were not contemplated when the FCF PSU targets were set. The Committee determined that Verizon's cumulative free cash flow over the performance cycle was $55.7 billion[3], which resulted in a vesting percentage of 98% for the FCF PSUs.

[1] Free cash flow is calculated by subtracting capital expenditures from the total of cash flow from operations.

[2] For achievement between the stated levels, vesting is determined by linear interpolation.

[3] A reconciliation of non-GAAP measures to the most directly comparable GAAP measures may be found in Appendix A.

2023-2025 SOR PSUs. One-third of the PSUs awarded were eligible to vest based on Verizon's cumulative adjusted service and other revenue (SOR) over the 2023-2025 performance cycle compared to the performance targets set by the Committee at the beginning of the three-year cycle. The following table shows the percentage of SOR PSUs awarded that would vest based on Verizon's cumulative adjusted SOR over the 2023-2025 performance cycle at different performance levels.

Verizon's cumulative SOR[1] (in billions)	SOR vested percentage[2]
Greater than or equal to $346.8	200%
$345.4	150%
$340.0	100%
$333.1	90%
$322.3	50%
Less than $322.3	0%

[1] Service and other revenue (SOR) is defined as Verizon's cumulative revenue generated from Verizon's wireless and wireline businesses, excluding revenue related to wireless equipment, on a consolidated basis over the performance cycle, subject to adjustment to eliminate the financial impact of significant transactions, changes in legal or regulatory policy and other extraordinary items.

[2] For achievement between the stated levels, vesting is determined by linear interpolation.

At the time the 2023-2025 award was granted, the Committee provided for the SOR metric to be determined on an adjusted basis, to preserve the intended incentives by excluding the impact of certain types of events not contemplated by our financial plan, such as significant transactions, changes in legal or regulatory policy and other special items. The Committee did not make any adjustments in determining Verizon's service and other revenue over the performance cycle. The Committee determined that Verizon's cumulative service and other revenue over the performance cycle was $333.9 billion, which resulted in a vesting percentage of 91% for the SOR PSUs.

Relative total shareholder return modifier. After the Committee determined the extent to which the EPS PSU, FCF PSU and SOR PSU performance measures have been achieved, the overall PSU vesting percentage could be increased or decreased by up to 25% depending on Verizon's TSR position compared with the companies in the S&P 100 as constituted on the date the awards were granted. If Verizon ranked at or above the 75th percentile, 25% would be added to the PSU vesting percentage (up to a maximum payout of 200%). If Verizon ranked at or below the 25th percentile, 25% would be subtracted from the PSU vesting percentage. If Verizon ranked at the median, there would be no change to the PSU vesting percentage, and for ranks in between the 25th and 75th percentile, the modifier would be determined by linear interpolation between the levels. Over the three-year performance cycle ending December 31, 2025, Verizon's TSR ranked 63rd among the S&P 100 as constituted on the date the awards were granted, resulting in 13% being subtracted from the final PSU vesting percentage.

2023-2025 relative TSR modifier based on Verizon's TSR rank among S&P 100



Ranked 1st-25th
+25%

63rd

0

Ranked 26th-74th
1% subtracted from modifier for each decrease in rank

Ranked 75th-100th
-25%

2023-2025 PSU payout. Based on the results described above, in the first quarter of 2026 the Committee determined that the PSUs awarded to our named executive officers for the 2023-2025 performance cycle would payout at 78%.

Additional compensation actions taken in 2025

Appointment of Mr. Schulman as Verizon's Chief Executive Officer

Effective October 4, 2025, Mr. Schulman was appointed as Verizon's Chief Executive Officer. In connection with Mr. Schulman's appointment as CEO, the Committee and the independent members of the Board, with assistance from the compensation consultant, considered incentives for Mr. Schulman to successfully lead through a strategic expansion of Verizon following the completion of the Frontier acquisition, to drive long-term shareholder value, including through meaningful stock price appreciation, and to identify and develop a strong CEO succession candidate. The Committee also considered market competitiveness of Mr. Schulman's total compensation opportunity and the compensation required to attract Mr. Schulman to accept the position. Taking these factors into account, Verizon entered into a letter agreement with Mr. Schulman on October 13, 2025 (as amended January 8, 2026), which provides for his continued role as CEO through December 31, 2027 and sets forth the terms of his compensation package in consideration for his role as CEO.

Under the terms of the letter agreement, during his tenure as CEO, Mr. Schulman will be paid an annualized base salary of $1,500,000 and will be eligible to participate in the Verizon Short-Term Plan with a target incentive opportunity equal to 250% of his base salary, with Mr. Schulman's 2025 Short-Term Plan award prorated for 2025. Mr. Schulman was also granted the following awards under the Long-Term Plan, which collectively represent Mr. Schulman's exclusive long-term incentive compensation during the term of his employment as CEO under the terms of the letter agreement:

- Make Whole RSU Award - RSU award with a target value equal to $9.5 million to compensate Mr. Schulman for incentive compensation that he forfeited upon resignation from his service relationship with an investment firm in connection with his appointment as CEO. The Make Whole RSU Award was granted on October 17, 2025 and will vest on December 31, 2026, generally subject to his continued employment through such date.

- CEO RSU Award - RSU award with a target date value equal to $20 million. The CEO RSU Award was granted on October 17, 2025 and will vest on December 31, 2027, generally subject to his continued employment through such date.

- CEO PSU Award - PSU award with a target value equal to $30 million. The CEO PSU Award has grant date of April 1, 2026, and was approved in March 2026 at the time the annual 2026 Long-Term Plan awards were approved for other executives. The CEO PSU Award will vest, to the extent earned, on December 31, 2027, generally subject to his continued employment through such date. One-half of the CEO PSUs will vest based on Verizon's adjusted EPS growth over the performance cycle commencing January 1, 2026 and ending on December 31, 2027 (the EPS PSUs) and one-half of the CEO PSUs will vest based on Verizon's total shareholder return (TSR) position compared with the companies in the S&P 100 (the TSR Peer Group) (TSR PSUs) divided into two tranches, each corresponding to 50% of the TSR PSUs. Each tranche of the TSR PSUs may be earned at a range of 0-200% of the target number of PSUs granted, based on the level of achievement of Verizon's TSR relative to the TSR Peer Group. For the first tranche, such achievement is measured over a performance cycle beginning October 17, 2025 and ending December 31, 2026 and for the second tranche, such achievement is measured over a performance period beginning October 17, 2025 and ending December 31, 2027. The payout level for each performance period cannot exceed 100% of the target number of PSUs for each tranche if Verizon's absolute TSR is negative over the applicable performance period.

- Supplemental PSU Award - PSU award of a target number of 222,222 units. The Supplemental PSU Award was granted on October 17, 2025 and may be earned at a range of 0-300% of the target number of PSUs granted based on the achievement of average share price goals ranging from $55.00 to $75.00 per share of Verizon common stock over a performance period commencing on October 17, 2025 and ending December 31, 2028. The earned PSUs will generally vest on December 31, 2027 or such later date during the performance period on which the applicable share price performance goal is achieved, generally subject to Mr. Schulman's continued employment with Verizon through December 31, 2027. The Supplemental PSU Award is divided into nine tranches, each of which corresponds to an average share price goal. An average share price goal will be treated as achieved (resulting in the corresponding tranche of the grant being deemed to be earned) on the last day of a measurement period (defined as any period of 20 consecutive trading days of Verizon common stock on the New York Stock Exchange that both begins and ends during the performance period) if, as of each trading day during the measurement period, the average closing price of a share of Verizon common stock on the New York Stock Exchange for the trailing period of 20 consecutive trading days ending on and including such day exceeds the applicable average share price goal.

Consistent with the awards of PSUs and RSUs granted to executives under the Long-Term Plan, the value of each PSU and RSU is equal to the value of a share of Verizon common stock and PSUs and RSUs accrue dividend equivalents that are deemed to be reinvested in PSUs and RSUs, respectively. These dividend equivalents are paid when, and to the extent that, the related PSUs and RSUs are actually earned. The number of shares of Verizon common stock underlying the Make Whole RSU Award, CEO RSU Award and CEO PSU Award were determined by dividing the target dollar value of the grant by a reference price that was calculated as the average closing price of Verizon common stock over the 20 consecutive trading days ending on and including October 17, 2025 and rounding up to the nearest whole number of shares. All PSUs and RSUs that vest at the end of the award's respective vesting periods, including dividend equivalents on the vested portion of the award, will be settled in shares of Verizon common stock.

Mr. Schulman is entitled to certain termination vesting protections with respect to his RSUs and PSUs upon a qualifying termination of employment, including that upon Mr. Schulman's termination of employment due to a succession event (generally defined as circumstances where a successor CEO of Verizon has been appointed and Mr. Schulman has facilitated an orderly transition of his duties), the time-based vesting conditions will be deemed satisfied for all of Mr. Schulman's equity grants described above. In addition, if prior to December 31, 2027,

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Mr. Schulman's employment terminates due to a succession event, he will be entitled to receive the remaining base salary and short-term incentive compensation that he would have received had he remained employed with Verizon as CEO through December 31, 2027 (with short-term incentive compensation determined based on actual performance for the fiscal year in which the termination occurs and target performance for fiscal years that have not yet commenced as of the termination date). Mr. Schulman will continue serving as a member of the Board of Directors of Verizon and will be nominated for re-election to the Board at each annual meeting of Verizon's shareholders during the term of his employment as CEO.

Appointment of Mr. Vestberg as Special Advisor

Effective October 4, 2025, Mr. Vestberg stepped down as Chairman and CEO and was named Special Advisor to Verizon to provide transition support until October 4, 2026, with a focus on advising on the integration and execution of the Frontier acquisition and Verizon's larger convergence and broadband strategy. In connection with his appointment as Special Advisor, Mr. Vestberg and Verizon entered into an agreement which provides for his continued role as Special Advisor until October 4, 2026. Under the terms of the agreement, he will continue to receive base salary at the rate in effect on the date of the agreement through the end of his term as Special Advisor and will also remain eligible for an award under the 2025 Short-Term Plan based on actual performance results.

Mr. Vestberg is expected to serve in that role through October 4, 2026. He is also expected to continue to serve on the Board of Directors for the remainder of his current term, which ends at the 2026 Annual Meeting of Shareholders.

Special awards for Mr. Sampath and Mr. Skiadas

On October 13, 2025, the Committee approved a one-time RSU award with a target value of $4,000,000 for each of Mr. Sampath and Mr. Skiadas. The number of shares of Verizon common stock underlying each award was determined by dividing the target dollar value by the closing price of a share of Verizon common stock on the New York Stock Exchange on the October 17, 2025 grant date and rounding up to the nearest whole number of shares. Each award would vest on December 31, 2027, generally subject to the continued employment of Mr. Sampath or Mr. Skiadas, as applicable, through such date. The value of each RSU is equal to the value of a share of Verizon common stock and RSUs accrue dividend equivalents that are deemed to be reinvested in RSUs. These dividend equivalents are paid when, and to the extent that, the related RSUs are actually earned. RSUs that vest at the end of the award's respective vesting periods, including dividend equivalents on the vested portion of the award, will be settled in shares of Verizon common stock.

Other elements of the compensation program

Verizon also provides the named executive officers with limited additional benefits as generally described below, which are subject to applicable taxes and not intended to be a significant portion of their overall pay package. No named executive officer is eligible for a tax gross-up payment in connection with any of these benefits, including with respect to excise tax liability arising from any Internal Revenue Code Section 280G excess parachute payments.

Personal benefits

Transportation. Verizon provides limited aircraft and ground transportation benefits to enhance the safety and security of certain named executive officers. These transportation benefits also serve business purposes, such as allowing an executive to attend to confidential business matters while in transit.

Executive life insurance. Verizon offers the named executive officers (other than Mr. Schulman) and other executives the opportunity to participate in an executive life insurance program in lieu of participating in our basic and supplemental life insurance programs. Mr. Schulman does not participate in the program and the program is closed to new participants. The executives who elected to participate in the executive life insurance program own the life insurance policy, and Verizon provides an annual cash payment to defray a portion of the annual premiums.

Financial planning. Verizon provides a voluntary Company-sponsored financial planning benefit program for the named executive officers and other executives. If an executive participates in the program, the cost of the financial planning benefit is included in the executive's income.

For additional information on these benefits, see footnote 4 to the Summary Compensation table on page 42.

Retirement benefits

Approximately 20 years ago, the Committee determined that guaranteed pay in the form of defined benefit pension and supplemental executive retirement benefits was not consistent with Verizon's pay-for-performance culture. Accordingly, effective June 30, 2006, Verizon froze all future pension accruals under its management tax-qualified and supplemental defined benefit retirement plans. These legacy retirement benefits that were previously provided to certain executives, including Mr. Malady and Ms. Venkatesh, are described in more detail under the section titled "Pension plans" beginning on page 50.

During 2025, all of Verizon's named executive officers were eligible to participate in Verizon's tax-qualified defined contribution savings plan, the Verizon Management Savings Plan, referred to as the Savings Plan, and Verizon's nonqualified defined contribution savings plan, the Verizon Executive Deferral Plan, referred to as the Deferral Plan.

The named executive officers participate in these plans on the same terms as other participants in the plans. Under the Savings Plan, executives may defer "eligible pay," which includes base salary up to certain compensation limits imposed by the Internal Revenue Code, and Verizon provides a matching contribution equal to 100% of the first 6% of eligible pay deferred. The Deferral Plan is designed to "restore" benefits that are limited or cut back under the Savings Plan due to the Internal Revenue Code limits. Accordingly, under the Deferral Plan, a participant may elect to defer his or her eligible base pay and short-term incentive that could not be deferred into the Savings Plan due to the Internal Revenue Code limits. Verizon provides the same matching contribution on these deferred amounts as the participant would have received if such amounts had been permitted to be deferred into the Savings Plan. Effective October 2025, the Deferral Plan permits named executive officers to defer between 20% and 100% of their annual long-term incentive awards, but these deferrals are not eligible for Company matching contributions.

Severance and change in control benefits

The Committee believes that maintaining a competitive level of separation benefits is appropriate as part of an overall program designed to attract, retain and motivate the highest-quality management team. However, the Committee does not believe that named executive officers should be entitled to receive cash severance benefits merely because a change in control occurs. Therefore, the payment of cash severance benefits is triggered only by an actual or constructive termination of employment.

Verizon was not a party to any employment agreement with any of the named executive officers in 2025 other than Mr. Schulman. The October 2025 letter agreement with Mr. Schulman provides cash severance benefits in limited circumstances, namely upon Mr. Schulman's separation from Verizon due to a succession event prior to December 31, 2027 (discussed further under "Appointment of Mr. Schulman as Verizon's Chief Executive Officer" on page 35), but does not otherwise provide cash severance benefits under any Verizon benefit plans.

All senior managers (including all named executive officers except Messrs. Schulman and Vestberg) are eligible to participate in the Verizon Senior Manager Severance Plan, which provides certain separation benefits to participants whose employment is involuntarily terminated without cause. As CEO, Mr. Schulman is not eligible to participate in the Senior Manager Severance Plan. As the former CEO, Mr. Vestberg is not eligible to participate in the Senior Manager Severance Plan, nor is he entitled to receive any cash severance benefits upon his separation from the Company.

The Senior Manager Severance Plan is generally consistent with the terms and conditions of Verizon's broad-based severance plan for management employees other than senior managers. Under the Senior Manager Severance Plan, if a participant has been involuntarily terminated without cause (or, in the case of a named executive officer, if the independent members of the Board determine that there has been a qualifying separation), the participant is eligible to receive a lump-sum cash separation payment equal to a multiple of his or her base salary plus target short-term incentive opportunity, along with continuing medical, dental and vision coverage for the applicable severance period. To the extent that a senior manager is eligible for severance benefits under any other arrangement, that person may not receive any duplicative benefits under the Senior Manager Severance Plan. The Senior Manager Severance Plan does not provide for any severance benefits based upon a change in control of the Company.

Under the Senior Manager Severance Plan, each named executive officer, other than Messrs. Schulman and Vestberg, is eligible to receive a cash separation payment equal to two times the sum of his or her base salary and target short-term incentive opportunity. To be eligible for any severance benefits, a participant must execute a release of claims against Verizon in the form satisfactory to Verizon and agree not to compete or interfere with any Verizon business for a period of one year after separation.

Consistent with the Committee's belief that named executive officers should not receive cash severance benefits merely because a change in control occurs, the Long-Term Plan does not allow "single-trigger" accelerated vesting and payment of outstanding awards upon a change in control. Instead, the Long-Term Plan requires a "double trigger." Specifically, if in the 12 months following a change in control a participant's employment is terminated without cause, all of that participant's then-unvested annual PSU awards will fully vest at the target level performance, Mr. Schulman's Supplemental PSU award that converted into RSUs on the change in control will fully vest, then-unvested RSUs will fully vest, and those PSUs and RSUs (including accrued dividend equivalents) will become payable on the regularly scheduled payment date after the end of the applicable award cycle (and, in the case of Mr. Schulman's Supplemental PSU award and CEO RSUs, will become payable on his termination date).

Other compensation policies

Stock ownership guidelines

To further align the interests of Verizon's management with those of our shareholders, the Committee has approved guidelines that require each named executive officer and other executives to maintain certain stock ownership levels within five years of assuming their leadership roles.

- The CEO is required to maintain share ownership equal to at least seven times base salary.
- Other named executive officers are required to maintain share ownership equal to at least four times base salary.

In determining whether an executive meets the required ownership level, the calculation includes any shares held by the executive directly or through a broker, shares held through the Verizon tax-qualified savings plan or the Verizon nonqualified savings plan and other deferred compensation plans and arrangements that are valued by reference to Verizon's stock. The calculation does not include any unvested PSUs or RSUs. Each of the named executive officers is in compliance with the stock ownership guidelines. In addition, none of the named executive officers has engaged in any pledging transaction with respect to shares of Verizon's stock.

Policy on hedging Company stock

Verizon believes that ownership of Verizon stock by the Company's executives and members of the Board of Directors promotes alignment of the interests of the Company's leadership with those of its stockholders. Verizon recognizes that transactions that are designed to hedge or offset declines in the market value of Verizon stock can disrupt this alignment, because hedging transactions allow the holder to own Verizon stock without the full risks and rewards of ownership, potentially separating the holder's interests from those of other Verizon shareholders. Therefore, all employees receiving equity-based awards with respect to Verizon stock and members of the Verizon Board of Directors are prohibited from engaging in any transaction involving Verizon stock that is designed to hedge or offset any decrease in the market value of Verizon stock beneficially owned by the employee or Director. This prohibition includes, but is not limited to, buying and/or writing puts and calls, prepaid variable forward contracts, equity swaps, collars, and exchange funds.

In addition, the Verizon Code of Conduct prohibits all employees from engaging in any transaction that permits them to benefit from the devaluation of Verizon's stock, bonds, or other securities, including engaging in short selling or buying "put" options on Verizon stock.

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Holding executives accountable – Verizon's clawback policies

The Committee believes it is appropriate to hold senior executives accountable for misconduct that results in significant reputational or financial harm to Verizon. Accordingly, the Committee has adopted the following policies:

- **Senior executive clawback policy.** Verizon has the right to cancel or "claw back" the cash- and equity-based incentive compensation of senior executives who engage in willful misconduct in the performance of their duties that results in significant reputational or financial harm to Verizon.
- **Long-Term Plan clawback provisions.** Annual equity grants under the Verizon Long-Term Plan give the Company the right to (i) require the recipient to forfeit or repay incentive-based compensation (both short-term and long-term) if Verizon is required to materially restate its financial results based on the individual's willful misconduct or gross negligence while employed by the Company (where such restatement would have resulted in a lower payment being made to the individual) and (ii) enforce any right or obligation that Verizon may have regarding the clawback of incentive-based compensation under federal securities or other applicable laws.
- **SEC clawback policy.** In compliance with the final clawback rules adopted by the SEC and the listing standards of the NYSE and Nasdaq (Clawback Rules), in 2023, the Company adopted an additional clawback policy that generally provides for the mandatory recovery of erroneously awarded "incentive-based compensation" (as defined in the Clawback Rules) from current and former executive officers in the event that Verizon is required to prepare an accounting restatement, in accordance with the Clawback Rules. A copy of this clawback policy is incorporated by reference as an exhibit in Verizon's Annual Report on Form 10-K for the year ended December 31, 2025.

These policies do not limit any other rights or remedies Verizon may have in the circumstances, such as terminating the executive or initiating other disciplinary procedures. Disclosure of any clawbacks will be made in accordance with applicable law and listing requirements.

Shareholder approval of certain severance arrangements

The Committee has a policy of seeking shareholder approval or ratification of any new employment or severance agreement with an executive officer that provides for a total cash value severance payment exceeding 2.99 times the sum of the executive's base salary plus Short-Term Plan target opportunity. The policy defines severance pay broadly to include payments for any consulting services, payments to secure a non-compete agreement, payments to settle any litigation or claim, payments to offset tax liabilities, payments or benefits that are not generally available to similarly situated management employees and payments in excess of, or outside, the terms of a Verizon plan or policy.

Tax and accounting considerations

A publicly-held company is generally prohibited from deducting compensation paid to a current or former named executive officer that exceeds $1 million during the tax year. The Committee takes this deductibility limitation into account in its consideration of compensation matters. However, the Committee has the flexibility to take any compensation-related actions that it determines are in the best interests of Verizon and our shareholders, including awarding compensation that may not be deductible for tax purposes.

The Committee also considers the effect of certain accounting rules that apply to the various aspects of the compensation program for our named executive officers. The Committee reviews potential accounting effects in determining whether its compensation actions are in the best interests of Verizon and our shareholders.

Compensation Committee report

The Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, the Committee recommended to the Board of Directors, and the Board has approved, the inclusion of the Compensation Discussion and Analysis in this proxy statement and Verizon's Annual Report on Form 10-K for the year ended December 31, 2025.

Respectfully submitted,

The Human Resources Committee

Laxman Narasimhan, Chair
Mark Bertolini
Jennifer Mann
Clarence Otis, Jr.

March 26, 2026

Compensation tables

Summary compensation

The following table provides information about the compensation paid to each of our named executive officers in 2023, 2024 and 2025.

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock awards[1] ($) (e)	Option awards ($) (f)	Non-equity incentive plan compensation[2] ($) (g)	Change in pension value and nonqualified deferred compensation earnings[3] ($) (h)	All other compensation[4] ($) (i)	Total ($) (j)
Daniel Schulman* Chief Executive Officer	2025	375,000	0	32,774,795	0	937,500	0	223,721	34,311,016
Anthony Skiadas Executive Vice President and Chief Financial Officer	2025	1,100,000	0	13,000,067	0	1,650,000	1,299	256,860	16,008,226
	2024	1,000,000	0	8,500,049	0	1,545,000	0	205,005	11,250,054
	2023	741,667	0	7,000,069	0	1,076,375	0	113,202	8,931,313
Sowmyanarayan Sampath** Former Executive Vice President and Group CEO – Verizon Consumer	2025	1,200,000	0	15,000,015	0	2,400,000	1,277	299,850	18,901,142
	2024	1,200,000	0	10,000,032	0	1,854,000	0	221,783	13,275,815
	2023	1,016,667	0	8,500,049	0	1,716,750	0	146,496	11,379,962
Kyle Malady Executive Vice President and Group CEO – Verizon Business	2025	1,100,000	0	9,750,061	0	1,650,000	5,268	257,531	12,762,860
	2024	1,100,000	0	9,250,020	0	1,699,500	1,047	249,610	12,300,177
	2023	983,333	0	8,000,027	0	1,635,000	2,959	188,884	10,810,203
Vandana Venkatesh Executive Vice President and Chief Legal Officer	2025	900,000	0	5,000,068	0	1,350,000	4,265	176,257	7,430,590
	2024	700,000	0	4,500,068	0	1,081,500	3,973	149,593	6,435,134
Hans Vestberg* Former Chairman and Chief Executive Officer	2025	1,500,000	0	25,000,035	0	3,750,000	1,534	923,453	31,175,022
	2024	1,500,000	0	18,000,033	0	3,862,500	0	797,491	24,160,024
	2023	1,500,000	0	18,000,042	0	4,087,500	0	541,775	24,129,317

* Mr. Daniel Schulman was appointed Verizon's Chief Executive Officer effective October 4, 2025, when Mr. Hans Vestberg stepped down as Chairman and Chief Executive Officer on that date. Mr. Vestberg remains a special advisor to Verizon. The amounts in this table reflect the compensation paid to Mr. Schulman in his role as Chief Executive Officer. Any amounts paid to Mr. Schulman in 2025 in his role as a non-employee Director are described under "Non-employee Director compensation in 2025" on page 18.

** Mr. Sowmyanarayan Sampath stepped down from his role as Executive Vice President and Group CEO – Verizon Consumer on February 4, 2026 and served in an advisory role until his separation from Verizon on March 27, 2026.

1 The amounts in this column reflect the aggregate grant date fair value of the PSUs and RSUs computed in accordance with FASB ASC Topic 718 based on the closing price of Verizon's common stock on the grant date. The grant date fair value of each of the PSU awards granted to the named executive officers, other than Mr. Schulman, in the designated year as part of Verizon's annual long-term incentive award program has been determined based on the vesting of 100% of the nominal PSUs awarded, which is the performance threshold the Company believed was most likely to be achieved under the awards on the grant date. See Note 1 "Description of Business and Summary of Significant Accounting Policies" and Note 10 "Stock-based Compensation" to the Company's Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025 for a complete description of the valuations. The grant date fair value of Mr. Schulman's Supplemental PSU Award was determined in accordance with ASC Topic 718 using a Monte Carlo simulation model. The Supplemental PSU Award contains market-based performance conditions tied to the achievement of specified average share price goals for Verizon common stock over a performance period commencing October 17, 2025 and ending December 31, 2028. Because vesting and payout (ranging from 0% to 300% of target) depend on the attainment of specified stock price thresholds measured over rolling 20-consecutive-trading-day periods, the grant date fair value was estimated using a Monte Carlo simulation that incorporates the probability of achieving the applicable market conditions and the timing of such achievement. The key assumptions used in the Monte Carlo model included: (i) expected stock price volatility based on historical volatility of Verizon common stock over a period commensurate with the expected term of the award; (ii) risk-free interest rates based on U.S. Treasury yields in effect at the grant date with maturities corresponding to the expected term; (iii) expected dividend yield; and (iv) the contractual performance period and measurement provisions of the award, including a maximum stock price.

Compensation expense is recognized regardless of whether the market conditions are ultimately achieved, provided the requisite service condition is satisfied. The following table reflects the grant date fair value of the PSU awards, as well as the maximum value of these awards based on the closing price of Verizon's common stock on the grant date if, due to the Company's performance during the applicable performance cycle, the PSU awards vested at their maximum level.

Name	Grant date fair value of PSUs			Maximum value of PSUs		
	2023 ($)	2024 ($)	2025 ($)	2023 ($)	2024 ($)	2025 ($)
Mr. Schulman			4,333,836			66,666,666
Mr. Skiadas	3,540,048	5,100,013	5,400,041	7,080,096	10,200,026	10,800,082
Mr. Sampath	5,100,045	6,000,011	6,600,001	10,200,090	12,000,022	13,200,002
Mr. Malady	4,800,024	5,550,012	5,850,037	9,600,048	11,100,024	11,700,074
Ms. Venkatesh		2,700,033	3,000,032		5,400,066	6,000,064
Mr. Vestberg	12,200,005	12,200,017	16,750,034	24,400,010	24,400,034	33,500,068

2   The amounts in this column for 2025 reflect the 2025 Short-Term Plan award paid to the named executive officers in February 2026 as described beginning on page 26.

3   Verizon froze all future pension accruals under its defined benefit plans in 2006. The named executive officers other than Mr. Malady and Ms. Venkatesh are not eligible for pension benefits. The amounts in this column for 2025 for Mr. Malady and Ms. Venkatesh reflect the sum of the change in the actuarial present value of the accumulated benefit under the defined benefit plans in the amounts of $2,185 and $4,168, respectively. Additionally, the amounts in the column reflect the above-market earnings on amounts held in nonqualified deferred compensation plans as follows: Mr. Malady $3,083 and Ms. Venkatesh $97. Messrs. Schulman, Skiadas, Sampath, and Vestberg are not eligible for pension benefits, so amounts shown in this column reflect only above-market earnings for these executives. The above-market earnings consist of earnings on amounts that the individual has elected to invest in a hypothetical investment option offered to all participants under the nonqualified deferred compensation plans that earns a return rate equal to the long-term, high-grade corporate bond yield average as published by Moody's Investors Services. The earnings are considered above market in accordance with SEC rules because the interest crediting rate for this investment option exceeded 120% of the corresponding applicable federal long-term rate at the time the plan interest rate or formula was originally established.

4 The following table provides the detail for 2025 compensation reported in the "All other compensation" column.

Name	Personal use of company aircraft[a] ($)	Personal use of company vehicle[b] ($)	Company contributions to the tax qualified Savings Plan ($)	Company contributions to the nonqualified Deferral Plan ($)	Company contributions to the life insurance benefit[c] ($)	Other[d] ($)	All other compensation total ($)
Mr. Schulman	156,824	15,613	5,242	17,258	5,685	23,099	223,721
Mr. Skiadas	0	0	21,800	139,277	82,654	13,129	256,860
Mr. Sampath	63,412	0	21,800	164,209	36,049	14,380	299,850
Mr. Malady	0	0	21,800	148,708	73,894	13,129	257,531
Ms. Venkatesh	0	0	21,800	98,844	42,420	13,193	176,257
Mr. Vestberg	106,783	41,603	21,800	303,412	129,561	320,294	923,453

a   The aggregate incremental cost of the personal use of a Company aircraft is determined by multiplying the total 2025 personal flight hours by the incremental aircraft cost per hour. The incremental aircraft cost per hour is derived by adding the annual aircraft maintenance costs, fuel costs, aircraft trip expenses and crew trip expenses, and then dividing by the total annual flight hours.

b   For Messrs. Schulman and Vestberg, the aggregate incremental cost of the personal use of a Company vehicle is determined by (i) calculating the incremental vehicle cost per mile by dividing the annual lease and fuel costs by the total annual miles; (ii) multiplying the executive's total 2025 personal miles by the incremental vehicle cost per mile; and (iii) adding the incremental driver cost (the total 2025 driver hours for the executive's personal use multiplied by the driver's hourly rate).

c   Executive life insurance is available to U.S.-based executives on a voluntary basis. Executives who choose to participate in this program are excluded from the basic and supplemental life insurance programs that Verizon provides to management employees. The executive owns the insurance policy, chooses the level of coverage and is responsible for paying the premiums. However, Verizon pays each executive an amount, shown in this column, which is equal to a portion of the premium. Executives who choose not to participate in the executive life insurance plan do not receive that payment. For Messrs. Skiadas, Sampath and Vestberg and Ms. Venkatesh, the executive life insurance policy provides a death benefit equal to five times the sum of the executive's base salary plus his or her Short-Term Plan award opportunity at 75% of target level (capped at $10 million for Mr. Vestberg and capped at $8 million for Messrs. Skiadas and Sampath and Ms. Venkatesh) if the executive dies before a designated date. For Mr. Malady, the executive life insurance policy provides a death benefit equal to two times the sum of the executive's base salary plus his Short-Term Plan award opportunity at 75% of target level if the executive dies before a designated date. This date is the latest of the participant's retirement date, the date on which the participant reaches age 60 or the fifth anniversary of plan participation. All of the named executive officers, other than Mr. Schulman, participated in the executive life insurance program in 2025 and the executive life insurance program is closed to new participants. The amount for Mr. Schulman in this column represents the amount of the premiums paid by the Company for his participation in the group term life insurance program during 2025, an elective benefit generally available to all salaried employees.

d   This column represents the total amount of other perquisites and personal benefits provided. These other benefits consist of financial planning services in the amount of $3,099 for Mr. Schulman, $24,000 for Mr. Vestberg and $13,000 for each of Messrs. Skiadas, Sampath and Malady and Ms. Venkatesh; one time home security costs of $20,000 for Mr. Schulman and $288,665 for Mr. Vestberg; $7,500 in immigration expenses for Mr. Vestberg; $1,251 for Mr. Sampath related to spousal attendance at an annual sales award trip; and for each named executive officer, other than Mr. Schulman, nominal Company related merchandise.

Plan-based awards

The following table provides information about the 2025 awards granted under the Short-Term Plan and the Long-Term Plan to each named executive officer.

Grants of plan-based awards

			Estimated future payouts under non-equity incentive plan awards[2]			Estimated future payouts under equity incentive plan awards[3]						
Name (a)	Type of award[1]	Grant date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	All other stock awards: Number of shares of stock or units[4] (#) (i)	All other option awards: Number of securities underlying options (#) (j)	Exercise or base price of option awards ($/Sh) (k)	Grant date fair value of stock and option awards[5] ($) (l)
Mr. Schulman	STP	–	843,750	3,750,000	7,500,000							
	PSU	10/17/2025				111,111	222,222	666,666				4,333,836
	RSU	10/17/2025							475,512			19,282,012
	RSU	10/17/2025							225,868			9,158,947
Mr. Skiadas	STP	–	371,250	1,650,000	3,300,000							
	PSU	3/18/2025					122,090	244,180				5,400,041
	RSU	3/18/2025							81,393			3,600,012
	RSU	10/17/2025							98,644			4,000,014
Mr. Sampath	STP	–	540,000	2,400,000	4,800,000							
	PSU	3/18/2025					149,220	298,440				6,600,001
	RSU	3/18/2025							99,480			4,400,000
	RSU	10/17/2025							98,644			4,000,014
Mr. Malady	STP	–	371,250	1,650,000	3,300,000							
	PSU	3/18/2025					132,264	264,528				5,850,037
	RSU	3/18/2025							88,176			3,900,024
Ms. Venkatesh	STP	–	303,750	1,350,000	2,700,000							
	PSU	3/18/2025					67,828	135,656				3,000,032
	RSU	3/18/2025							45,219			2,000,036
Mr. Vestberg	STP	–	843,750	3,750,000	7,500,000							
	PSU	3/18/2025					378,703	757,406				16,750,034
	RSU	3/18/2025							186,525			8,250,001

1 These awards are described in the Compensation Discussion and Analysis beginning on page 21.

2 The actual amount awarded under the Short-Term Plan (STP) in 2025 was paid in February 2026 and is shown in column (g) of the Summary Compensation table on page 42.

3 Except for Mr. Schulman, these columns reflect the potential payout range of PSU awards granted in 2025 to our named executive officers in accordance with the Company's annual long-term incentive award program, as described beginning on page 31. At the conclusion of the three-year performance cycle, payouts can range from 0% to 200% of the target number of units awarded. One-third of the 2025 PSUs is eligible to vest based on Verizon's cumulative free cash flow, one-third is eligible to vest based on Verizon's cumulative adjusted EPS and one-third is eligible to vest based on Verizon's cumulative wireless service revenue; and the number of PSUs that will ultimately vest may be increased or decreased by 25% (up to a maximum payout of 200%) depending on Verizon's TSR position at the end of the three-year period compared with the companies in the S&P 100 as constituted on the date the awards were granted as described in more detail beginning on page 31. PSUs and the applicable dividend equivalents are paid only if and to the extent that the applicable performance criteria for the award are achieved at the end of the award cycle. For Mr. Schulman, this column reflects the potential payout range of the Supplemental PSU Award (as described below). The Supplemental PSU Award may be earned at a range of 0-300% of the target number of PSUs granted based on the achievement of average share price goals ranging from $55.00 to $75.00 per share of Verizon common stock over a performance period commencing on October 17, 2025 and ending December 31, 2028. The earned PSUs will generally vest on December 31, 2027 or such later date during the performance period on which the applicable share price performance goal is achieved, and shall be paid following vesting. The Supplemental PSU Award is divided into nine tranches, each of which corresponds to an average share price goal. An average share price goal will be treated as achieved (resulting in the corresponding tranche of the grant being deemed to be earned) on the last day of a measurement period (defined as any period of 20 consecutive trading days of Verizon common stock on the New York Stock Exchange that both begins and ends during the performance period) if, as of each trading day during the measurement period, the average closing price of a share of Verizon common stock on the New York Stock Exchange for the trailing period of 20 consecutive trading days ending on and including such day exceeds the applicable average share price goal. When dividends are distributed to shareholders, dividend equivalents are credited on the PSU awards in an amount equal to the dollar amount of dividends that would be payable on the total number of PSUs credited as of the dividend distribution date and divided by the closing price of the Company's common stock on that date and are subject to the same vesting requirements that apply to the underlying PSU award.

4 Except for Messrs. Schulman, Skiadas and Sampath, this column reflects the number of RSUs granted in 2025 to the named executive officers in accordance with the Company's annual long-term incentive award program. For Mr. Schulman, this column reflects the Make Whole RSU and the CEO RSU awards. For Messrs. Skiadas and Sampath, this column also reflects the special 2025 RSU awards. When dividends are distributed to shareholders, dividend equivalents are credited on the RSU awards in an amount equal to the dollar amount of dividends that would be payable on the total number of RSUs credited as of the dividend distribution date and divided by the closing price of the Company's common stock on that date and are subject to the same vesting requirements that apply to the underlying RSU award. These dividend equivalents are only distributed to the award holder if and when the underlying RSU award vests.

5 This column reflects the grant date fair value of each equity award computed in accordance with FASB ASC Topic 718 based on the closing price of Verizon's common stock on the grant date. See footnote 1 to the Summary Compensation Table on page 42 for a description of the applicable valuation methodology and related assumptions.

Outstanding equity awards at fiscal year-end

	Option awards					Stock awards				
Name (a)	Number of securities underlying unexercised options (#) exercisable (b)	Number of securities underlying unexercised options (#) unexercisable (c)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#) (d)	Option exercise price ($) (e)	Option expiration date (f)	Number of shares or units of stock that have not vested[1,2] (#) (g)	Market value of shares or units of stock that have not vested[3] ($) (h)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested[4,5] (#) (i)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested[6] ($) (j)	Grant date
Mr. Schulman	0	0	0	0	0	475,512	19,367,604	111,111	4,525,551	10/17/2025
						225,868	9,199,604	0	0	10/17/2025
Mr. Skiadas	0	0	0	0	0	16,123	656,690	0	0	3/1/2023
						19,559	796,638	0	0	5/1/2023
						63,230	2,575,358	125,192	5,099,070	3/1/2024
						85,441	3,480,012	160,202	6,525,027	3/18/2025
						98,644	4,017,770	0	0	10/17/2025
Mr. Sampath	0	0	0	0	0	33,502	1,364,536	0	0	3/1/2023
						2,088	85,044	0	0	3/2/2023
						74,387	3,029,783	147,285	5,998,918	3/1/2024
						104,427	4,253,312	195,801	7,974,975	3/18/2025
						98,644	4,017,770	0	0	10/17/2025
Mr. Malady	0	0	0	0	0	33,502	1,364,536	0	0	3/1/2023
						68,807	2,802,509	136,239	5,549,014	3/1/2024
						92,561	3,770,010	173,552	7,068,773	3/18/2025
Ms. Venkatesh	0	0	0	0	0	14,657	596,980	0	0	3/1/2023
						33,475	1,363,437	66,279	2,699,544	3/1/2024
						47,468	1,933,372	89,001	3,625,011	3/18/2025
Mr. Vestberg	0	0	0	0	0	60,721	2,473,166	0	0	3/1/2023
						107,860	4,393,138	299,480	12,197,820	3/1/2024
						195,801	7,974,975	496,920	20,239,552	3/18/2025

1. The amounts listed in this column represent the number of RSUs outstanding on December 31, 2025 with respect to the following awards:

   (1) for all of the named executive officers other than Mr. Schulman: (a) the third tranche of their 2023 annual RSU award granted on March 1, 2023 which vested on March 1, 2026; (b) the second and third tranches of their annual 2024 RSU award granted on March 1, 2024, one of which vested on March 1, 2026 and one of which is scheduled to vest on March 1, 2027; and (c) all three tranches of their annual 2025 RSU award granted on March 18, 2025, one of which vested on March 1, 2026 and two of which are scheduled to vest on March 1, 2027 and March 1, 2028, respectively.

   (2) for Mr. Schulman, his CEO RSU award granted on October 17, 2025 which will vest on December 31, 2027, generally subject to his continued employment; and his Make Whole RSU award granted on October 17, 2025 which will vest on December 31, 2026, generally subject to his continued employment through such date.

   (3) for Mr. Skiadas, the third tranche of his incremental 2023 RSU award granted on May 1, 2023, which vested on March 1, 2026.

   (4) for Mr. Sampath, the third tranche of his incremental 2023 RSU award granted on March 2, 2023, which vested on March 1, 2026.

   (5) for Messrs. Skiadas and Sampath, the special 2025 RSU award granted on October 17, 2025, which will vest on December 31, 2027, generally subject to each named executive officer's continued employment.

2. When dividends are distributed to shareholders, dividend equivalents are credited on the RSU awards in an amount equal to the dollar amount of dividends that would be payable on the total number of RSUs credited as of the dividend distribution date and divided by the closing price of the Company's common stock on that date and are subject to the same vesting requirements that apply to the underlying RSU award. These dividend equivalents are only distributed to the award holder if and when the underlying RSU award vests. This column includes dividend equivalent units that have accrued through December 31, 2025.

3. The amounts in this column represent the value of the RSUs listed in column (g) based on a share price of $40.73, the closing price of Verizon's common stock on December 31, 2025.

4 The amounts listed in this column represent the number of PSUs outstanding on December 31, 2025 with respect to the following awards:

    (1)   for all of the named executive officers other than Mr. Schulman, their 2024 annual PSU awards granted on March 1, 2024 which are scheduled to vest on December 31, 2026.

    (2)   for all of the named executive officers other than Mr. Schulman, their 2025 annual PSU awards granted on March 18, 2025 which are scheduled to vest on December 31, 2027.

    (3)   for Mr. Schulman, his 2025 Supplemental PSU award granted on October 17, 2025 which is scheduled to vest on December 31, 2027 or such later date during the performance period ending December 31, 2028 on which the applicable share price performance goal is achieved, generally subject to his continued employment.

5 When dividends are distributed to shareholders, dividend equivalents are credited on the PSU awards in an amount equal to the dollar amount of dividends that would be payable on the total number of PSUs credited as of the dividend distribution date and divided by the closing price of the Company's common stock on that date and are subject to the same vesting requirements that apply to the underlying PSU award. The PSUs, and the applicable dividend equivalents, are paid if and to the extent that the applicable award vests. As required by SEC rules, the number of units in this column represent the 2024 annual PSU awards at an 88% vesting percentage, the 2025 annual PSU awards at a 125% vesting percentage and Mr. Schulman's 2025 Supplemental PSU award at a 50% vesting percentage, in each case including accrued dividend equivalents through December 31, 2025 that will be paid if the awards vest at the indicated levels.

6 The amounts in this column represent the value of the PSUs listed in column (i) based on a share price of $40.73, the closing price of Verizon's common stock on December 31, 2025.

Value realized from vested stock-based awards

The following table reports the value realized from the vesting of the following stock-based awards for the named executive officers other than Mr. Schulman:

- the annual 2023 PSUs which vested on December 31, 2025;
- the third tranche of the annual 2022 RSUs which vested on March 1, 2025;
- the second tranche of the annual 2023 RSUs which vested on March 1, 2025; and
- the first tranche of the annual 2024 RSUs which vested on March 1, 2025.

Mr. Schulman was hired in 2025 and did not have any stock-based awards that vested in 2025. Based on the Company's cumulative adjusted EPS, cumulative free cash flow and cumulative service and other revenue over the performance period, and an adjustment based on the Company's TSR as compared with the S&P 100 Index as constituted on the date the awards were granted, the Committee approved a vesting percentage of 78% of the target number of PSUs granted for the 2023-2025 performance cycle for all participants. The values of the 2023 PSU awards upon vesting for Messrs. Skiadas, Sampath, Malady and Vestberg and Ms. Venkatesh were $3,508,115, $5,166,649, $4,863,530, $12,361,414 and $2,127,811, respectively. The values of the third tranche of the 2022 RSU awards upon vesting for Messrs. Skiadas, Sampath, Malady and Vestberg and Ms. Venkatesh were $287,063, $925,875, $848,130, $1,891,884 and $203,296, respectively. The values of the second tranche of 2023 RSU awards upon vesting for Messrs. Skiadas, Sampath, Malady and Vestberg and Ms. Venkatesh were $1,464,978, $1,461,228, $1,375,488, $2,493,118 and $601,808, respectively. The values of the first tranche of 2024 RSU awards upon vesting for Messrs. Skiadas, Sampath, Malady and Vestberg and Ms. Venkatesh were $1,298,004, $1,527,061, $1,412,555, $2,214,278 and $687,171, respectively.

Option exercises and stock vested

Name (a)	Option awards		Stock awards	
	Number of shares acquired on exercise (#) (b)	Value realized on exercise ($) (c)	Number of shares acquired on vesting[1] (#) (d)	Value realized on vesting[1,2] ($) (e)
Mr. Schulman	0	0	0	0
Mr. Skiadas	0	0	156,898	6,558,160
Mr. Sampath	0	0	217,667	9,080,813
Mr. Malady	0	0	203,775	8,499,703
Ms. Venkatesh	0	0	86,865	3,620,086
Mr. Vestberg	0	0	456,612	18,960,694

1 The amounts include dividend equivalents that were credited on the 2023 PSU awards that vested on December 31, 2025, in accordance with the terms of the award. The amounts also include dividend equivalents that were credited on the RSU awards that vested on March 1, 2025, in accordance with the terms of the awards.

2 For all named executive officers, other than Mr. Schulman who was hired in 2025 and did not have any awards vesting in 2025, the amounts in this column include the number of shares acquired on vesting of their 2023 annual PSU award multiplied by $40.73, the closing price of Verizon's common stock on the December 31, 2025 vesting date and the number of shares acquired on vesting of the third tranche of their 2022 annual RSU award, the second tranche of their 2023 annual RSU award and the first tranche of their 2024 annual RSU award, all of which vested on March 1, 2025, multiplied by $43.10, the closing price of Verizon's common stock on February 28, 2025, the last business day prior to the March 1, 2025 vesting date.

Pension plans

Verizon froze all future pension accruals under its management tax-qualified and nonqualified defined benefit pension plans in 2006. Only Mr. Malady and Ms. Venkatesh are eligible for a pension benefit.

Verizon Wireless Retirement Plan component of the Verizon Management Pension Plan. In 2001, Verizon Wireless consolidated the pension plans of several predecessor companies under the Verizon Wireless Retirement Plan. Effective December 31, 2017, Verizon merged the Verizon Wireless Retirement Plan into the Verizon Management Pension Plan (VMPP) and established it as a separate component plan within the VMPP. Mr. Malady is entitled to a tax-qualified benefit under this plan.

Mr. Malady's tax-qualified benefit was determined as follows: for the period from January 1, 2001 until May 31, 2004, a cash balance formula that provided pay credits equal to two percent of annual eligible pay up to the IRS compensation limit (under the cash balance formula, a participant's account balance is also credited on an ongoing basis with interest credits based upon the 30-year Treasury bond). The normal retirement age under the Verizon Wireless Retirement Plan is 65. Since there are no reductions applied to cash balance formula benefits, age 65 is used as Mr. Malady's earliest unreduced retirement age. For Mr. Malady, eligible pay consisted of base salary and the Short-Term Plan award. No participant under the plan was eligible for cash balance credits under the nonqualified portion of the plan.

Verizon Management Pension Plan and Verizon Excess Pension Plan. The Verizon Management Pension Plan is a tax-qualified defined benefit pension plan and the Verizon Excess Pension Plan is a nonqualified defined benefit pension plan. Ms. Venkatesh is eligible for benefits under these plans. Under the Verizon Management Pension Plan and the Verizon Excess Pension Plan, the normal retirement age is age 65 with at least 5 years of service and the early retirement age for unreduced benefits is age 55 with 15 or more years of service, and total age plus years of service equal to at least 75. Ms. Venkatesh is eligible for early retirement benefits under the Verizon Management Pension Plan and the Verizon Excess Pension Plan. Ms. Venkatesh's benefit under the Verizon Excess Pension Plan is based on the cash balance formula noted below and she is vested in the benefit.

Until June 30, 2006, eligible participants could earn pension benefits under a cash balance formula that provided for retirement pay credits equal to between four and seven percent (depending on age and service) of annual eligible pay for each year of service. Under the cash balance formula, a participant's account balance is also credited with monthly interest based upon the prevailing market yields on certain U.S. Treasury obligations. Eligible pay under the Verizon Management Pension Plan consisted of the employee's base salary and the Short-Term Plan award, up to the IRS qualified plan compensation limit. Pension benefits for all eligible pay in excess of the IRS limit were provided under the Verizon Excess Pension Plan based on the cash balance formula. At the time that the tax-qualified and nonqualified pension plans were frozen to future pension accruals on June 30, 2006, plan participants were provided with a one-time additional 18 months of benefits as a transition matter.

As a former employee of GTE with less than 10 years of service at January 1, 2002, Ms. Venkatesh also earned a pension benefit under the Verizon Management Pension Plan based on the better of two highest average pay formulas. The first formula was based on 1.35% of her average annual eligible pay for the five highest consecutive eligible years of service through May 31, 2004. The second formula was based on eligible pay for the five highest consecutive eligible years of service and was integrated with social security, with a 1.15% accrual for eligible pay under the social security integration level and a 1.45% accrual above the social security integration level through May 31, 2004. Both of these formulas were discontinued on May 31, 2004 for former GTE employees employed by Verizon with less than 10 years of service at January 1, 2002. Ms. Venkatesh's benefit under the Verizon Management Pension Plan is then calculated as the greater of the highest average pay formulas through May 31, 2004 and the cash balance account.

On January 1, 2005, Ms. Venkatesh started accruing a benefit under the Verizon Excess Pension Plan's cash balance formula. Ms. Venkatesh earned retirement pay credits equal to 5% for 2005 and 2006 (based on age and eligible service) of annual eligible pay in excess of the pay cap for each year of service after January 1, 2005, including monthly interest credits. As noted above, accruals under the nonqualified cash balance formula were frozen effective June 30, 2006.

The following table illustrates the actuarial present value as of December 31, 2025 of pension benefits accumulated by Mr. Malady and Ms. Venkatesh, the only named executive officers who are eligible for pension benefits.

Pension benefits

Name (a)	Plan name (b)	Number of years credited service (#) (c)	Present value of accumulated benefit[1] ($) (d)	Payments during last fiscal year ($) (e)
Mr. Malady	Verizon Wireless Retirement Plan – Qualified	25	28,782	0
Ms. Venkatesh	Verizon Management Pension Plan – Qualified	25	72,444	0
	Verizon Excess Pension Plan – Nonqualified	21	5,384	0

1 The values are based on the assumptions for the actuarial determination of pension benefits as required by the relevant accounting standards as described in Note 11 to the Company's consolidated financial statements for the year ended December 31, 2025, as included in Verizon's 2025 Annual Report on Form 10-K. However, in accordance with the requirements for this table, the values are calculated using the executive's retirement at the earliest age at which they can retire without having the retirement benefit reduced under the plan.

Defined contribution savings plans

The named executive officers are participants in the Company's tax-qualified defined contribution savings plan, the Verizon Management Savings Plan, which is referred to as the Savings Plan, and its nonqualified defined contribution savings plan, the Verizon Executive Deferral Plan, which is referred to as the Deferral Plan. The named executive officers who participate in these plans are subject to the same terms as other participants in these plans.

Under the Savings Plan, executives may defer "eligible pay," which includes base salary up to certain compensation limits imposed by the Internal Revenue Code, and Verizon provides a matching contribution equal to 100% of the first 6% of eligible pay deferred. The Deferral Plan is designed to restore benefits that are limited or cut back under the Savings Plan. Accordingly, under the Deferral Plan, a participant may elect to defer his or her base pay and Short-Term Plan award that could not be deferred into the Savings Plan due to the Internal Revenue Code limits. Verizon provides the same matching contribution on these deferred amounts as the participant would have received if such amounts had been permitted to be deferred into the Savings Plan. Effective October 2025, the Deferral Plan permits named executive officers to defer between 20% and 100% of their annual long-term incentive awards, but these deferrals are not eligible for Company matching contributions.

Participants in the Deferral Plan may elect to invest their deferrals in the hypothetical investment options available to all participants under the Savings Plan or in a hypothetical cash account that earns a return rate equal to the long-term, high-grade corporate bond yield average as published by Moody's Investor Services. Under SEC rules, earnings on balances invested in this option may be reportable as "above market" interest in the Summary Compensation table of the proxy statement in any given year if the rate of interest exceeds 120% of the applicable federal long-term rate at the time the plan interest rate or formula was originally established. Participants in the Deferral Plan may generally elect to receive their benefits in a lump sum or installments, commencing on a separation from service or specific date elected by the participant.

Messrs. Skiadas and Malady also have an account balance under the Verizon Wireless Executive Savings Plan (ESP). The ESP is a nonqualified deferred compensation plan that was amended to freeze the accrual of benefits under the plan as of the close of business on December 31, 2004. Participants in the ESP no longer accrue any additional benefits other than market-based investment earnings or losses on their individual accounts. No new deferrals were permitted after 2004. Participants retain the ability to invest their frozen accounts in the investment options available under the ESP. Participants in the ESP do not receive matching contribution credits or retirement credits under the plan.

The Nonqualified Deferred Compensation table below shows the 2025 account activity for each named executive officer and includes each participating executive's contributions, Company matching contributions, earnings, withdrawals and distributions and the aggregate balance of his or her total deferral account as of December 31, 2025.

Nonqualified deferred compensation

Name (a)		Executive contributions in last FY[1] ($) (b)	Registrant contributions in last FY[2] ($) (c)	Aggregate earnings in last FY ($) (d)	Aggregate withdrawals/ distributions[3] ($) (e)	Aggregate balance at last FYE[3] ($) (f)
Mr. Schulman*	Verizon Executive Deferral Plan	17,258	17,258	382	0	34,897
Mr. Skiadas	Verizon Executive Deferral Plan	293,273	139,277	195,478	(424,212)	3,251,906
	Verizon Wireless Executive Savings Plan	0	0	20,784	0	274,739
Mr. Sampath	Verizon Executive Deferral Plan	164,209	164,209	221,597	0	3,628,992
Mr. Malady	Verizon Executive Deferral Plan	919,858	148,708	788,200	0	11,148,860
	Verizon Wireless Executive Savings Plan	0	0	25	0	464
Ms. Venkatesh	Verizon Executive Deferral Plan	98,844	98,844	115,835	0	1,278,561
Mr. Vestberg	Verizon Executive Deferral Plan	303,412	303,412	297,494	0	4,895,462

* The amounts in this table reflect contributions and earnings for Mr. Schulman in his role as Chief Executive Officer. See "Non-employee Director compensation in 2025" on page 19 for information relating to Mr. Schulman's service as a non-employee Director.

1 Of the amounts listed in this column, the following amounts are also included in the Summary Compensation table for 2025 in columns (c) and (j): for Mr. Schulman, $17,258; for Mr. Skiadas, $61,523; for Mr. Sampath, $52,969; for Mr. Malady, $70,108; for Ms. Venkatesh, $33,954 and for Mr. Vestberg, $71,662.

2 The amounts listed in this column are also included in columns (i) and (j) of the Summary Compensation table.

3 The aggregate amounts shown in columns (e) and (f) include the following amounts that were reported as compensation to the named executive officers in the Summary Compensation table for the following years:
   • For Mr. Skiadas, a total of $578,422 was reported (2024 to 2025);
   • For Mr. Sampath, a total of $715,766 was reported (2023 to 2025);
   • For Mr. Malady, a total of $4,237,692 was reported (2022 to 2025);
   • For Ms. Venkatesh, a total of $171,140 was reported (2025); and
   • For Mr. Vestberg, a total of $3,965,418 was reported (2018 to 2025).

Potential payments upon termination or change in control

The following summaries and tables describe and quantify the potential payments and benefits that would be provided to each of our named executive officers, other than Mr. Sampath, if a termination of employment or change in control of Verizon had occurred at the end of 2025 under Verizon's compensation plans and agreements. On March 27, 2026, Mr. Sampath separated from Verizon. The payments and benefits Mr. Sampath became entitled to receive in connection with his separation from Verizon on March 27, 2026 are discussed under the heading "Separation of Mr. Sampath" beginning on page 59.

Payments made upon termination

Regardless of the manner in which a named executive officer's employment terminates, the executive is entitled to receive amounts earned during the term of employment. This includes amounts accrued and vested under our pension plans and nonqualified deferred compensation plans, which are reported in the Pension Benefits and Nonqualified Deferred Compensation tables above. Those benefits are not included in the summaries and tables below.

In addition, amounts earned under our 2025 Short-Term Plan awards and amounts earned under our Long-Term Plan awards that vested on December 31, 2025 are not included in the summaries or tables below. Amounts earned under our 2025 Short-Term Plan awards are discussed in the Compensation Discussion and Analysis beginning on page 26 and are reported in the Summary Compensation table on page 42. Amounts earned under our Long-Term Plan awards that vested on December 31, 2025 are discussed in the Compensation Discussion and Analysis beginning on page 30 and are reported in the Option Exercises and Stock Vested table on page 49. If a named executive officer's employment had terminated on December 31, 2025 for any reason other than for cause, the full amount of the 2025 Short-Term Plan award and the full amount of the Long-Term Plan awards that vested on December 31, 2025, in each case to the extent earned, would have been payable. These amounts would be determined and payable at the same time as awards are determined and paid to participating employees generally under those plans. In the event of a termination for cause, no amount would have been payable under these awards.

Potential payments upon qualifying separation or involuntary termination without cause

Mr. Schulman. As CEO, Mr. Schulman is not eligible to participate in the Senior Manager Severance Plan described below and is not eligible for any cash severance upon his separation from Verizon, except in the limited circumstance where Mr. Schulman's employment terminates prior to December 31, 2027 due to a succession event (generally defined as circumstances where a successor CEO of Verizon has been appointed and Mr. Schulman has facilitated an orderly transition of his duties). In that case, the October 2025 letter agreement provides that he will be entitled to receive the remaining base salary and short-term incentive compensation that he would have received had he remained employed with Verizon as CEO through December 31, 2027 (with short-term incentive compensation determined based on actual performance for the fiscal year in which the termination occurs and target performance for fiscal years that have not yet commenced as of the termination date), all payable within 60 days following the date of termination, provided that Mr. Schulman signs and executes a release of claims against Verizon in the form satisfactory to Verizon.

Senior Manager Severance Plan. Verizon provides severance benefits to certain employees, including all of the named executive officers other than the CEO, under the Senior Manager Severance Plan. Under the plan, a named executive officer is eligible to receive severance benefits if he or she experiences a "qualifying separation" from Verizon, which is generally defined as an involuntary termination by Verizon without cause, a voluntary termination by the executive solely due to the executive's refusal to accept a qualifying reclassification or relocation (as those terms are defined in the plan) or a determination by the independent members of the Board that the named executive officer has incurred a qualifying separation. A severance benefit, if triggered, is payable to an executive only if the executive executes a release of claims against Verizon in the form satisfactory to Verizon and agrees not to compete or interfere with any Verizon business for a period of one year after termination from employment and to always protect Verizon's trade secrets and proprietary information.

If a named executive officer incurs a qualifying separation under the plan, he or she is eligible to receive the following benefits: (i) a lump-sum cash separation payment equal to two times the sum of his or her base salary and target Short-Term Plan award opportunity; and (ii) continued medical, dental and vision coverage for two years.

In addition, if the executive's qualifying separation occurs prior to the last day of the year, the executive will receive a prorated Short-Term Plan award for the year in which the separation occurs, determined based on the actual level of achievement of the performance criteria under the Short-Term Plan for the applicable year and payable at the time that awards are payable to participating employees generally under the plan. To the extent that an executive also becomes eligible for severance benefits under any outstanding agreement, plan or any other arrangement, the executive's cash severance payment under the Senior Manager Severance Plan will be reduced on a dollar-for-dollar basis by the amount of the severance benefits payable to the executive under such other agreement, plan or arrangement.

Mr. Sampath left Verizon on March 27, 2026. Upon his separation, Mr. Sampath was entitled to receive separation benefits under the Senior Manager Severance Plan, which are described and quantified under the heading "Separation of Mr. Sampath" beginning on page 59. Mr. Sampath did not receive any additional separation benefits or payments upon his separation of service.

Other benefits. Upon an involuntary termination of employment without cause, a named executive officer would also be eligible to receive financial planning and outplacement services for one year following termination on the same basis as provided to other senior executives. However, executives would only be entitled to receive financial planning services if they participate in the program in the year in which their employment terminates. In addition, under the terms of the executive life insurance plan, each named executive officer who is retirement eligible upon termination and who continues to pay the annual premiums on the life insurance policy owned by the executive would be eligible to receive an annual cash payment from Verizon to defray a portion of the annual premiums until the latest of the executive's attainment of age 60 or the completion of 5 years of plan participation. Retirement eligibility is generally defined as having attained 75 points (age plus years of service) with at least 15 years of service, having attained age 65 and 5 years of service or having attained age 55 and 10 years of service. If the named executive officer is not retirement eligible upon termination and has not reached plan maturity (age 60 and 5 years of plan participation) upon termination, the executive would be eligible to receive one additional annual cash payment to defray a portion of the annual premiums for the two years following the year in which the executive's termination occurs. If the named executive officer is retirement eligible upon termination and has achieved plan maturity upon his or her termination, the executive would not be entitled to any additional cash payment from Verizon.

Estimated payments. The following table shows Verizon's estimate of the amount of benefits the named executive officers, other than Mr. Sampath, would have been entitled to receive had their employment been involuntarily terminated without cause on the last business day of 2025 or had they incurred a qualifying separation under the Senior Manager Severance Plan. As CEO, Mr. Schulman is not eligible to participate in the Senior Manager Severance Plan and is not eligible for any cash severance upon his separation from Verizon, except in the limited circumstance where Mr. Schulman's employment terminates prior to December 31, 2027 due to a succession event (generally defined as circumstances where a successor CEO of Verizon has been appointed and Mr. Schulman has facilitated an orderly transition of his duties). The actual payments and benefits that Mr. Sampath became entitled to receive upon his separation from Verizon on March 27, 2026 are discussed under the heading "Separation of Mr. Sampath" beginning on page 59.

Name	Cash separation payment[1] ($)	Continued health benefits[2] ($)	Outplacement services ($)	Financial planning ($)	Executive life insurance benefit[3] ($)
Mr. Schulman	10,500,000	0	0	0	0
Mr. Skiadas	5,500,000	79,809	40,000	13,000	225,095
Mr. Malady	5,500,000	79,809	40,000	13,000	127,295
Ms. Venkatesh	4,500,000	79,809	40,000	13,000	336,458
Mr. Vestberg	0	0	0	0	0

[1] For Mr. Schulman, the amount reflects the separation pay Mr. Schulman would receive if he had incurred a termination of employment due to a succession event as of December 31, 2025 (generally defined as circumstances where a successor CEO of Verizon has been appointed and Mr. Schulman has facilitated an orderly transition of his duties).

[2] The amounts reflect Verizon's estimated cost of providing medical, dental and vision coverage for two years.

[3] The amounts for Messrs. Skiadas and Malady and Ms. Venkatesh, who are retirement eligible, reflect the value of the future annual cash payments from Verizon used to defray a portion of the annual premiums until their attainment of age 60.

Potential payments upon death, disability or retirement

Under the terms of the executive life insurance plan, in the event of disability or a qualifying retirement, a named executive officer who continues to pay the annual premiums on the life insurance policy owned by the executive would be eligible to receive an annual payment from Verizon to defray a portion of the annual premium until the latest of the executive's attainment of age 60 or the completion of 5 years of plan participation. If the named executive officer dies, his or her beneficiary would be entitled to receive the proceeds of the life insurance policy owned by the executive, payable by the third-party issuer of the policy.

Under the Short-Term Plan, if the named executive officer's employment terminates due to death, disability or a qualifying retirement prior to the last day of the year, the executive would be eligible for a prorated Short-Term Plan award for the year in which the termination date occurred, determined based on the actual level of achievement of the performance criteria under the Short-Term Plan for the applicable year and payable at the time that awards are generally payable to participating employees under the plan. As described above, if the executive's employment terminates on the last day of the year for any reason other than for cause, the full amount of the Short-Term Plan award, determined based on the actual level of achievement of the performance criteria under the Short-Term Plan for the applicable year, would have been payable.

In addition, upon death, disability or a qualifying retirement, each named executive officer would also be eligible to receive financial planning services for one year following termination on the same basis as provided to other senior executives, provided that the executive participated in the program in the year in which his or her employment terminates. Upon disability, the named executive officers would also be eligible for disability benefits under the tax-qualified and nonqualified disability plans.

Estimated payments. The following table shows Verizon's estimate of the amount of benefits the named executive officers, other than Mr. Sampath, would have been entitled to receive had their employment terminated due to death, disability or qualifying retirement on the last business day of 2025. The actual payments and benefits that Mr. Sampath became entitled to receive upon his separation from Verizon on March 27, 2026 are discussed under the heading "Separation of Mr. Sampath" beginning on page 59.

Name	Executive life insurance benefit[1] ($)	Disability benefit[2] ($)	Financial planning ($)
Mr. Schulman			
Death	0	0	13,000
Disability	0	0	13,000
Retirement[3]	0	0	0
Mr. Skiadas			
Death	8,000,000	0	13,000
Disability	225,095	1,327,477	13,000
Retirement	225,095	0	13,000
Mr. Malady			
Death	4,676,000	0	13,000
Disability	127,295	1,123,045	13,000
Retirement	127,295	0	13,000
Ms. Venkatesh			
Death	8,000,000	0	13,000
Disability	336,458	1,487,237	13,000
Retirement	336,458	0	13,000
Mr. Vestberg			
Death	10,000,000	0	24,000
Disability	27,710	1,159,817	24,000
Retirement[3]	0	0	0

[1] In the event of death, the amount represents the proceeds from the life insurance policy owned by the named executive officer, payable by the third-party issuer of the policy. In the event of disability or retirement for the named executive officer other than Mr. Schulman, the amount, if any, represents the total amount of annual cash payments to the named executive officer to defray a portion of the annual premium of the life insurance policy owned by him or her, provided that the named executive officer continues to pay the annual premiums pursuant to the terms of the executive life insurance program. Mr. Schulman does not participate in the executive life insurance program.

[2] Assumes that each named executive officer would be immediately eligible for long-term disability benefits from Verizon's qualified and nonqualified disability benefit plans. The assumptions used to calculate the value of the disability benefits include a discount rate of 5.53% and mortality and recovery based on the 2012 Group Long-Term Disability Valuation Table. These rates represent the probability of death or recovery between the date of disability and the payment end date. The qualified portion of the disability benefit for Messrs. Skiadas, Malady and Vestberg and Ms. Venkatesh, is estimated at $583,955, $494,184, $644,375 and $654,053, respectively, and the nonqualified portion of the disability benefit for Messrs. Skiadas, Malady and Vestberg and Ms. Venkatesh, is estimated at $743,522, $628,861, $515,442 and $833,184, respectively. In order to receive the nonqualified portion of the disability benefit, the executive must pay the premium associated with the qualified portion of the benefit. Mr. Schulman does not participate in the long-term disability plan.

[3] Messrs. Schulman and Vestberg had not fulfilled retirement eligibility requirements on the last business day of 2025, and therefore neither would have been entitled to receive financial planning benefits under the terms of that program, nor would Mr. Vestberg have been entitled to receive executive life insurance benefits under the terms of that program. Mr. Schulman does not participate in the executive life insurance program.

Potential payments upon change in control

Verizon does not maintain any plans or arrangements that provide for any named executive officer to receive cash severance or any other cash payments in connection with a change in control of Verizon. If the named executive officer's employment terminates in connection with or following a change in control, he or she would be eligible for the same benefits, if any, that would become payable to the executive upon his or her termination under the circumstances as described above. Under the Short-Term Plan, if a change in control occurs, all outstanding awards will vest and become payable on the regularly scheduled payment date.

Treatment of equity awards

Equity awards for named executive officers other than Mr. Schulman. As is the case for all participants under the terms of the Long-Term Plan and the applicable award agreements, for all named executive officers other than Mr. Schulman, upon death, disability or qualifying retirement, each named executive officer's then unvested RSUs will vest and be payable on the regularly scheduled payment dates and each named executive officer's then unvested PSUs will vest and be payable on the regularly scheduled payment date after the end of the applicable award cycle, but only if and to the extent that the applicable performance criteria for the award are achieved at the end of the applicable award cycle. A qualifying retirement for purposes of the Long-Term Plan generally means to retire after having attained at least 15 years of vesting service (as defined under the applicable Verizon tax-qualified savings plan) and a combination of age and years of vesting service that equals or exceeds 75, 65 years of age and 5 years of vesting service, or starting with the 2022 awards, 55 years of age and 10 years of vesting service. Commencing with the 2022 awards, participants, including named executive officers, who voluntarily retire having attained age 55 and 5 years of service but do not meet the eligibility requirements for a qualifying retirement (referred to as an early retirement) will vest in a prorated portion of the number of RSUs and PSUs awarded (and accrued dividends) based on the number of days worked during the performance period, and the remainder of the RSUs and PSUs will be forfeited. Any such prorated portion of the PSUs (and accrued dividends) will be payable only if and to the extent that the applicable performance criteria for the award are achieved at the end of the applicable award cycle, and will be payable on the regularly scheduled payment date after the end of the applicable award cycle. As of December 31, 2025, Messrs. Skiadas and Malady and Ms. Venkatesh were eligible for a qualifying retirement under the Long-Term Plan; and Mr. Vestberg was eligible for early retirement under the terms of his 2023, 2024 and 2025 PSU and RSU awards.

If a named executive officer's employment is involuntarily terminated by the Company without cause, the named executive officer's then unvested RSUs and PSUs will vest only as to a prorated portion of the number of RSUs and PSUs awarded (and accrued dividends) based on the number of days worked during the performance period, and the remainder of the RSUs and PSUs will be forfeited. Any such prorated portion of the PSUs (and accrued dividends) will be payable only if and to the extent that the applicable performance criteria for the award are achieved at the end of the applicable award cycle, and will be payable on the regularly scheduled payment date after the end of the applicable award cycle.

The payment of PSU and RSU awards under the Long-Term Plan following an involuntary termination of employment without cause, death, disability or qualifying or early retirement is conditioned on the participant executing a release of claims against Verizon in the form satisfactory to Verizon. The grant of each award is conditioned on the participant's agreement to certain restrictive covenants including an agreement not to compete or interfere with any Verizon business for a period of one year after termination from employment (two years for the CEO) and to always protect Verizon's trade secrets and proprietary information.

In addition, under the terms of the Long-Term Plan and the applicable award agreements, if, in the 12 months following a change in control of Verizon, a participant's employment is involuntarily terminated without cause, all then-unvested RSUs will vest and be payable on the regularly scheduled payment dates and all then-unvested PSUs will vest at target level performance and be payable on the regularly scheduled payment date after the end of the applicable award cycle.

Under the Long-Term Plan, a change in control of Verizon is generally defined as the occurrence of any of the following:

- Any person becomes a beneficial owner of shares representing 20% or more of Verizon's outstanding voting stock;
- Verizon consummates a merger, consolidation, reorganization or any other business combination; or
- The Board adopts resolutions authorizing the liquidation or dissolution, or sale of all or substantially all of the assets, of Verizon.

However, a change in control will not occur if:

- The amount of Verizon voting stock outstanding immediately before the transaction represents at least forty-five percent of the combined voting power of the corporation that survives the transaction;
- Verizon Directors constitute at least one-half of the board of directors of the surviving corporation;
- Verizon's CEO is the CEO of the surviving corporation; and
- The headquarters of the surviving corporation is located in New York, New York.

Equity awards for Mr. Schulman. Mr. Schulman is entitled to certain termination vesting protections with respect to his RSUs and PSUs upon a qualifying termination of employment.

Upon Mr. Schulman's termination of employment due to a succession event prior to December 31, 2027 (generally defined as circumstances where a successor CEO of Verizon has been appointed and Mr. Schulman has facilitated an orderly transition of his duties), the time-based vesting conditions will be deemed satisfied for all of Mr. Schulman's outstanding equity grants, and for the unvested portion of Mr. Schulman's Supplemental PSU award, Mr. Schulman will be eligible to vest in the award, based on actual performance, during the remainder of the award cycle (as defined in Mr. Schulman's October 2025 letter agreement) without regard to the continued service requirement. Mr. Schulman's RSU awards will be payable as soon as practicable following his termination of employment and his Supplemental PSU will be payable on the regularly scheduled payment date after the end of the applicable award cycle.

If Mr. Schulman is terminated without cause (as defined in his October 2025 letter agreement) prior to December 31, 2027, (i) Mr. Schulman's then unvested CEO RSU award and Supplemental PSU award will vest and become payable only as to a prorated portion of the number of CEO RSUs and Supplemental PSUs awarded (and accrued dividends) based on the number of days worked during the performance period, and the remainder of the CEO RSU and Supplemental PSU awards will be forfeited and (ii) Mr. Schulman's then unvested Make Whole RSU award (and accrued dividends) will fully vest and become payable.

In cases of death or disability, Mr. Schulman's then unvested CEO and Make Whole RSU awards (and accrued dividends) will fully vest and become payable and the time-based vesting conditions will be deemed satisfied for the Supplemental PSU award. The portion of Mr. Schulman's Supplemental PSU (and accrued dividends) that was earned based on performance through the date of such death or disability will become payable in connection with Mr. Schulman's death or disability and the remainder of the Supplemental PSU award shall be forfeited.

In the event of a change in control of Verizon (as defined in the Long-Term Plan and described above), Mr. Schulman's Supplemental PSU award will be converted into an RSU award in connection with the change in control based on the greater of (i) the highest average share price (as defined in the award agreement) achieved prior to the change in control and (ii) the per share value of Verizon common stock implied by the change in control price as determined by the Committee, and the converted RSUs will continue to be eligible to vest on December 31, 2027 subject to continued employment through such date (and shall be paid within 30 days thereafter). In the event of Mr. Schulman's involuntary termination without cause within twelve (12) months following a change in control (as defined in the Long-Term Plan) of Verizon, Mr. Schulman's Supplemental PSU award (which would have been converted into an RSU award in connection with the change in control described above), will fully vest and become payable and any unvested portion of Mr. Schulman's CEO RSU award and Make Whole RSU award will immediately vest and become payable. All awards are payable in shares of Verizon common stock, and any accelerated payment is contingent upon Mr. Schulman's execution of a release of claims against Verizon in the form satisfactory to Verizon and agreement not to compete or interfere with any Verizon business for a period of two years after termination from employment and to always protect Verizon's trade secrets and proprietary information.

Other termination arrangements. Mr. Skiadas is entitled to termination vesting protections with respect to his special one-time 2025 RSU award. Upon a termination without cause or by reason of death, or disability, the special 2025 award will fully vest and will become payable (on the regularly scheduled payment date).

Estimated payments. The following table shows the estimated value of the awards that the named executive officers, other than Mr. Sampath, could have received in respect of their outstanding unvested equity awards if any of the following events occurred on the last business day of 2025: (i) a change in control of Verizon without a termination of employment; (ii) a change in control of Verizon and an involuntary termination of employment without cause within 12 months; (iii) a termination of employment as a result of an involuntary termination without cause (other than in connection with a change in control); (iv) a qualifying retirement; (v) death or disability; or (vi) in the case of Mr. Schulman, a termination of employment as a result of a succession event (generally defined as circumstances where a successor CEO of Verizon has been appointed and Mr. Schulman has facilitated an orderly transition of his duties). The occurrence of the foregoing events, other than a change in control of Verizon without a termination of employment, would trigger accelerated vesting of all or a prorated portion of the awards (except, in the case of retirement for Mr. Skiadas' 2025 special RSU award). The amounts represent the estimated value of the outstanding RSU and PSU awards granted in 2023, 2024 and 2025, the 2025 special RSU award for Mr. Skiadas, and the Supplemental PSU, the Make Whole RSU and the CEO RSU awards granted to Mr. Schulman in 2025. These amounts are calculated using the total number of units (including accrued dividends) on the last business day of 2025 and $40.73, Verizon's closing stock price on that date; for the 2024 and 2025 PSUs for the named executive officers other than Mr. Schulman, assuming the award would vest at target performance levels; and for Mr. Schulman's Supplemental PSU award assuming the vesting level as of December 31, 2025. The actual amount payable under these awards can be determined only at the time the awards would be paid. The actual payments and benefits that Mr. Sampath became entitled to receive upon his separation from Verizon on March 27, 2026 are discussed under the heading "Separation of Mr. Sampath" beginning on page 59.

Name	Change in control without termination ($)	Change in control and termination without cause ($)	Termination without cause[2] ($)	Retirement[3] ($)	Death or disability ($)	Termination due to CEO succession event[4] ($)
Mr. Schulman[1]	0	28,567,207	11,004,044	0	28,567,207	37,618,309
Mr. Skiadas	0	22,540,879	22,540,879	18,523,109	22,540,879	-
Mr. Malady	0	19,897,745	19,897,745	19,897,745	19,897,745	-
Ms. Venkatesh	0	9,861,467	9,861,467	9,861,467	9,861,467	-
Mr. Vestberg	0	44,894,072	20,744,318	20,744,318	44,894,072	-

[1] For Mr. Schulman, the amounts in this table reflect the applicable vesting terms of his Make Whole RSU, his CEO RSU, and solely with respect to the Termination due to CEO succession event column, his Supplemental PSU award, in each case per the terms of the awards. Mr. Schulman's Supplemental PSU award had not attained the threshold average share price vesting requirement as of December 31, 2025, and therefore, per the terms of the award, no value is included for that award in the columns other than the Termination due to CEO succession event.

[2] For Mr. Vestberg, the amount in this column reflects a prorated portion of his outstanding 2024 and 2025 PSU awards and 2023, 2024 and 2025 RSU awards based on the number of days worked from the applicable grant date through the assumed termination date on the last business day of 2025. For Mr. Schulman, the amounts in this column reflect a prorated portion of his CEO RSU award based on the number of days worked from the applicable grant date through the assumed termination date on the last business day of 2025 and full vesting of his Make Whole RSU award per the terms of the award. For Messrs. Skiadas and Malady and Ms. Venkatesh, the amount in this column reflects full vesting of their outstanding PSU and RSU awards because they had attained retirement eligibility for a qualifying retirement as of December 31, 2025 for purposes of their awards (and with respect to Mr. Skiadas' 2025 special RSU award, the award vests in full upon an involuntary separation without cause).

[3] Messrs. Skiadas and Malady and Ms. Venkatesh had attained eligibility for a qualifying retirement as of December 31, 2025 for purposes of their outstanding PSUs and RSUs (other than the 2025 special RSU award for Mr. Skiadas, which does not provide for vesting upon retirement). Mr. Vestberg had attained eligibility for early retirement with respect to his outstanding PSUs and RSUs which would provide him with a prorated portion of the awards if he had voluntarily separated from the Company on December 31, 2025. Mr. Schulman's awards do not provide for vesting upon retirement.

[4] This column is applicable only to Mr. Schulman and sets forth the amounts under his CEO RSU, his Make Whole RSU and his Supplemental PSU awards that would have vested if he had incurred a termination of employment due to a succession event as of December 31, 2025 (generally defined as circumstances where a successor CEO of Verizon has been appointed and Mr. Schulman has facilitated an orderly transition of his duties prior to December 31, 2027).

Separation of Mr. Sampath

In connection with Mr. Sampath's involuntary separation from service from the Company without cause on March 27, 2026, he became entitled to receive benefits under the terms and conditions of the Senior Manager Severance Plan. The following table sets forth the estimated payments and benefits Mr. Sampath became entitled to receive upon his separation from Verizon.

Name	Cash separation payment ($)	Continued health benefits[1] ($)	Equity[2] ($)	2026 Short-Term Plan award[3] ($)	Financial planning ($)	Executive life insurance benefit[4] ($)	Outplacement services ($)
Mr. Sampath	7,200,000	74,746	14,971,510	600,000	13,000	47,816	40,000

[1] The amounts reflect Verizon's estimated cost of providing medical, dental and vision coverage for two years.

[2] Represents the estimated value of a prorated portion of the outstanding PSU awards granted in 2024 and 2025, a prorated portion of the outstanding 2024 and 2025 RSU awards, and the full value of the 2025 special RSU award. The value of these awards was calculated using the total number of units (including accrued dividends) that actually vested in connection with his separation on March 27, 2026 and $50.31, Verizon's closing stock price on that date, and, in the case of the PSUs, assuming the awards would vest at target performance levels. These awards will be paid on the regularly scheduled payment date following the end of the applicable performance period based on the stock price on the last day of the performance period, and in the case of the PSUs, only if and to the extent that the applicable performance criteria have been satisfied. In addition, prior to his separation, Mr. Sampath vested in 109,257 RSUs in the ordinary course pursuant to the original vesting schedule on March 1, 2026. The value of these RSUs as of December 31, 2025 ($4,382,267) is included in the "Outstanding Equity Awards at Fiscal Year-End" table above.

[3] Represents a prorated portion of Mr. Sampath's 2026 STI award illustrated at target level performance.

[4] Represents one additional annual cash payment to defray a portion of the annual policy premium for the two years following his March 27, 2026 separation.

Pay versus performance

Pay versus performance table

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation and certain financial performance of the Company. For further information concerning Verizon's variable pay-for-performance philosophy and how Verizon aligns executive compensation with the Company's performance, refer to the Compensation Discussion and Analysis beginning on page 21.

Year[1] (a)	Summary Compensation table total for CEO - Schulman[2] ($) (b)	Summary Compensation table total for CEO - Vestberg[2] ($) (b)	Compensation Actually Paid to CEO - Schulman[3] ($) (c)	Compensation Actually Paid to CEO - Vestberg[3] ($)	Average Summary Compensation table total for non-CEO named executive officers[4] ($) (d)	Average Compensation Actually Paid to non-CEO named executive officers[5] ($) (e)	Value of initial fixed $100 investment based on: Total shareholder return[6] ($) (f)	Value of initial fixed $100 investment based on: Peer group total shareholder return[7] ($) (g)	Net income[8] ($ in millions) (h)	Company Selected Measure: Adjusted EPS[9] ($) (i)
2025	34,311,016	31,175,022	34,137,740	30,782,479	13,775,705	13,879,507	93.65	213.25	17,608	4.71
2024	0	24,160,024	0	24,752,482	11,676,817	12,151,179	86.02	159.67	17,949	4.59
2023	0	24,129,317	0	17,840,203	10,823,622	7,015,925	76.01	113.86	12,095	4.71
2022	0	19,832,750	0	9,173,486	9,782,141	6,405,568	73.97	73.08	21,748	5.18
2021	0	20,342,871	0	10,522,628	9,282,312	4,091,712	92.47	121.57	22,618	5.50

1   Mr. Schulman served as CEO from and after October 4, 2025. Mr. Vestberg served as CEO from January 1 through October 3, 2025 and for the entirety of 2024, 2023, 2022 and 2021.

2   The amounts in this column are the amounts of total compensation reported for Messrs. Schulman and Vestberg for each corresponding year in the "Total" column of the Summary Compensation table on page 42.

3   The amounts in this column represent the amount of "Compensation Actually Paid" to Messrs. Schulman and Vestberg, as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual amount of compensation earned by or paid to Messrs. Schulman and Vestberg during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Messrs. Schulman and Vestberg's total compensation for each year to determine the "Compensation Actually Paid":

Year	Reported Summary Compensation table total for CEO ($)	Reported value of equity awards[a] ($)	Equity award adjustments[b] ($)	Reported change in the actuarial present value of pension benefits[c] ($)	Pension benefit adjustments ($)	Compensation Actually Paid to CEO ($)
Mr. Schulman						
2025	34,311,016	32,774,795	32,601,519	0	0	34,137,740
Mr. Vestberg						
2025	31,175,022	25,000,035	24,607,492	0	0	30,782,479
2024	24,160,024	18,000,033	18,592,491	0	0	24,752,482
2023	24,129,317	18,000,042	11,710,928	0	0	17,840,203
2022	19,832,750	14,500,057	3,840,793	0	0	9,173,486
2021	20,342,871	14,500,057	4,679,814	0	0	10,522,628

a   This column reflects the grant date fair value of equity awards, which are the total of the amounts reported in the "Stock awards" and "Option awards" columns in the Summary Compensation table for the applicable year.

^b The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year end fair value of equity awards granted in the year and outstanding and unvested as of the end of the year ($)	Change in fair value of equity awards granted in prior years and outstanding and unvested as of the end of the year ($)	Fair value as of vesting date of equity awards granted and vested in the year ($)	Change in fair value of equity awards granted in prior years that vested in the year ($)	Fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year ($)	Value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation ($)	Total equity award adjustments ($)
Mr. Schulman							
2025	32,601,519	0	0	0	0	0	32,601,519
Mr. Vestberg							
2025	24,520,402	1,149,574	0	(1,062,484)	0	0	24,607,492
2024	19,258,843	1,840,288	0	(2,506,640)	0	0	18,592,491
2023	18,922,016	(3,366,909)	0	(3,844,179)	0	0	11,710,928
2022	10,871,633	(6,577,872)	0	(452,969)	0	0	3,840,793
2021	12,793,858	(3,570,518)	0	(4,543,526)	0	0	4,679,814

^c Messrs. Schulman and Vestberg are not eligible for pension benefits.

4 The amounts in this column represent the average of the amounts reported for the Company's named executive officers as a group (excluding Mr. Schulman who has served as CEO from and after October 4, 2025 and Mr. Vestberg who served as our CEO from 2018 to October 3, 2025) in the "Total" column of the Summary Compensation table in each applicable year. The names of each of the named executive officers (excluding Messrs. Schulman and Vestberg) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2025, Messrs. Skiadas, Sampath and Malady, and Ms. Venkatesh; (ii) for 2024, Messrs. Skiadas, Sampath, Malady and Silliman, and Ms. Venkatesh; (iii) for 2023, Messrs. Skiadas, Sampath, Malady, Silliman and Ellis; (iv) for 2022, Messrs. Ellis, Malady, Sampath and Craig Silliman, and Ms. Erwin and Manon Brouillette; and (v) for 2021, Matthew Ellis, Mr. Malady, Ronan Dunne and K. Guru Gowrappan, and Tami Erwin.

5 The amounts in this column represent the average amount of "Compensation Actually Paid" to the named executive officers as a group (excluding Messrs. Schulman and Vestberg), as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual average amount of compensation earned by or paid to the named executive officers as a group (excluding Messrs. Schulman and Vestberg) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the named executive officers as a group (excluding Messrs. Schulman and Vestberg) for each year to determine the "Compensation Actually Paid", using the same methodology described above in Note 2 to Item 402(v) of Regulation S-K:

Year	Average reported Summary Compensation table total for non-CEO named executive officers ($)	Average reported value of equity awards ($)	Average equity award adjustments[a] ($)	Average reported change in the actuarial present value of pension benefits ($)	Average pension benefit adjustments ($)	Average Compensation Actually Paid to non-CEO named executive officers ($)
2025	13,775,705	10,687,553	10,792,944	1,588	0	13,879,507
2024	11,676,817	8,000,041	8,475,407	1,004	0	12,151,179
2023	10,823,622	7,600,044	3,793,065	718	0	7,015,925
2022	9,782,141	6,833,403	3,456,829	0	0	6,405,568
2021	9,282,312	6,510,037	1,319,470	33	0	4,091,712

[a] The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average year end fair value of equity awards granted in the year and outstanding and unvested as of the end of the year ($)	Average change in fair value of equity awards granted in prior years and outstanding and unvested as of the end of the year ($)	Average fair value as of vesting date of equity awards granted and vested in the year ($)	Average change in fair value of equity awards granted in prior years that vested in the year ($)	Average fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year ($)	Average value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation ($)	Total average equity award adjustments ($)
2025	10,516,913	531,016	0	(254,985)	0	0	10,792,944
2024	8,536,589	689,621	0	(750,803)	0	0	8,475,407
2023	6,605,811	(1,134,678)	0	(871,555)	(806,513)	0	3,793,065
2022	5,138,130	(1,483,883)	0	(197,419)	0	0	3,456,829
2021	4,859,383	(1,048,432)	0	(1,938,114)	(553,367)	0	1,319,470

6 Cumulative total shareholder return (TSR) is calculated by dividing (i) the sum of (a) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between the Company's share price at the end and the beginning of the measurement period, by (ii) the Company's share price at the beginning of the measurement period.

7 Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the S&P 500 Telecommunications Services Index, which is the peer group used in the Company's 2025 Annual Report on Form 10-K for purposes of the stock performance graph pursuant to Item 201(e) of Regulation S-K.

8 The amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

9 Adjusted EPS is calculated by excluding from the calculation of reported EPS the effect of special items. A reconciliation of adjusted EPS to reported EPS may be found in Appendix A.

Pay versus performance relationship discussion

As described in greater detail in the Compensation Discussion and Analysis beginning on page 25, Verizon's executive compensation program reflects a pay-for-performance philosophy, with approximately 90% of named executive officers' total compensation opportunity in the form of variable, incentive-based pay. The metrics we use for both our long-term and short-term incentive awards are selected based on an objective to pay for superior results and sustainable growth by rewarding the achievement of challenging short- and long-term performance goals designed to build shareholder value and drive performance. While Verizon utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table.

The following charts illustrate the relationship between the "Compensation Actually Paid" and the financial performance measures set forth in the Pay versus Performance table above: TSR, peer group TSR, net income and adjusted EPS, which is the measure the Company identified as the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link "Compensation Actually Paid" to the Company's named executive officers, for the most recently completed fiscal year, to Company performance. The Company selected adjusted EPS, which is a performance metric under our Long-Term Plan (subject to adjustment in accordance with the terms of the awards), because it is a performance metric under each of the annual Long-Term Plan awards that impacts the 2025 "Compensation Actually Paid", and the Company's adjusted EPS has an impact on the Company's stock price and relative TSR, which also affect the value of those awards.

We believe the "Compensation Actually Paid" in each of the years reported above and over the five-year cumulative period are reflective of the Committee's emphasis on "pay-for-performance" as the "Compensation Actually Paid" fluctuated year-over-year, primarily due to the result of our stock performance and our varying levels of achievement against pre-established performance goals under our short-term and long-term plans.

Compensation actually paid versus total shareholder return



Compensation actually paid versus net income



Compensation actually paid versus adjusted EPS



For 2025, the most important financial performance measures we used to link executive "Compensation Actually Paid" to the named executive officers to Verizon's performance are as follows, which are described in more detail in the Compensation Discussion and Analysis and are the performance metrics the Committee chose for Company's 2025 Long-Term Plan and Short-Term Plan:

- Adjusted EPS
- Wireless service revenue
- Free cash flow
- Relative TSR
- Adjusted operating income
- Cash flow from operations

CEO pay ratio disclosure

Pursuant to SEC rules, we are required to disclose in this proxy statement the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all of our employees (excluding the CEO). We determined that the annualized total compensation of Mr. Schulman was $38,264,880, the median of the 2025 annual total compensation of all of our employees (excluding Mr. Schulman) was $154,605, and the ratio of these amounts was 248 to 1. Mr. Schulman was appointed CEO October 4, 2025, and as such his base salary of $1,500,000 and target short-term incentive award of $3,750,000 have been annualized for purposes of this calculation. The value of employer provided benefits under non-discriminatory health plans was included in the compensation of each of Mr. Schulman and the median employee.

The median employee that was used for purposes of calculating the ratio of the annualized total compensation of our CEO to the median of the annual total compensation of all employees is the same employee that was identified for purposes of the pay ratio disclosed in our 2025 Proxy Statement, who is an employee located in the Mid-Atlantic region of the United States. There has been no change in our employee population or employee compensation arrangements since that median employee was identified that we believe would significantly impact our pay ratio disclosure. To identify the "median employee" for purposes of the disclosure (i.e., the individual employee whose compensation was at the median level among our entire employee group), we used a determination date of October 1, 2024 and analyzed, for all of the individuals employed by us or any of our consolidated subsidiaries on that date, the compensation that we paid to each of those individuals for the 12-month period ending on that date. We considered each employee's "compensation" to consist of (i) the employee's total gross earnings for the 12-month period ending October 1, 2024, plus (ii) the estimated amount of Verizon's contributions for that period to the retirement plans in which the employee participates, plus (iii) the estimated present value of the employee's accrual under a Verizon pension plan (if any) for those who are still accruing service and whose benefits have not otherwise been frozen. The compensation for employees, other than temporary and seasonal employees, who were not employed by us for the entire 12-month period was annualized to reflect compensation for the entire 12-month period.

 **Item 3: Approval of Verizon's 2026 Long-Term Incentive Plan**

The Board of Directors recommends that you vote FOR this proposal.

Introduction

We are asking shareholders to approve the 2026 Verizon Communications Inc. Long-Term Incentive Plan (the "2026 LTIP" or the "Plan"), which the Board of Directors adopted on March 26, 2026, subject to shareholder approval. This proposal includes a request to authorize the issuance of an additional 95,000,000 shares of Verizon common stock.

Verizon believes that long-term incentives and stock-based awards are important tools for attracting, retaining and motivating employees and promote a performance-based culture by linking the interests of employees and shareholders. As described in more detail below, the 2026 LTIP includes numerous features designed to protect shareholder interests and reflect our compensation philosophy:

- "Double-trigger" change in control provision.
- Awards subject to cancellation or clawback pursuant to Company policy.
- No "evergreen" provision (i.e., no automatic increase in the number of shares available for future issuances).
- No below-market grants of stock options or stock appreciation rights.
- No repricing of stock options or stock appreciation rights.
- Limit on non-employee Director awards.

Verizon currently maintains the 2017 Verizon Communications Inc. Long-Term Incentive (the "2017 LTIP"). As of March 2, 2026, a total of 26,131,238 shares of common stock were subject to outstanding awards payable in shares granted under the 2017 LTIP (with performance stock unit awards reflected at the maximum number of shares that may be earned based on achievement of the performance goals over the applicable performance period), and an additional 31,841,211 shares of common stock were available for new award grants payable in shares under the 2017 LTIP. Verizon's authority to grant new awards under the 2017 LTIP is scheduled to expire on February 1, 2027.

The Board approved the 2026 LTIP, subject to approval by shareholders, with a ten-year term that will end on the tenth anniversary of the date the Plan is approved by shareholders, to give the Company greater flexibility to continue to provide stock-based awards as incentives in the future.

If shareholders approve the 2026 LTIP, no new awards will be granted under the 2017 LTIP after the 2026 Annual Meeting. In that case, the number of shares of Verizon's common stock that remain available for award grants under the 2017 LTIP immediately prior to the 2026 Annual Meeting will become available for award grants under the 2026 LTIP. In addition, if shareholders approve the 2026 LTIP, any shares of common stock subject to outstanding awards under the 2017 LTIP that expire, are cancelled, or otherwise terminate after the 2026 Annual Meeting will also be available for award grant purposes under the 2026 LTIP. This proposal also includes a request to authorize the issuance of an additional 95,000,000 shares of Verizon common stock.

If shareholders do not approve the 2026 LTIP, Verizon will continue to have the authority to grant awards under the 2017 LTIP for the remaining term of the 2017 LTIP. If shareholders approve the 2026 LTIP, the termination of our grant authority under the 2017 LTIP will not affect awards then outstanding under that plan.

Description of 2026 LTIP

The principal terms of the 2026 LTIP are summarized below. Such terms are generally consistent with those in the 2017 LTIP. The following summary is qualified in its entirety by the complete text of the 2026 LTIP, which is attached to this proxy statement as Appendix B.

Purpose

The 2026 LTIP is designed to:

- Promote a performance-based culture that links the interests of participants and shareholders;
- Motivate participants to continue to create shareholder value over the longer term; and
- Provide the Company with a variety of compensation tools that it can use to attract and retain the services of participants who make significant contributions to the Company's success.

Participation and administration

All employees of Verizon, as well as employees of any entity in which Verizon has an ownership interest of at least fifty percent (50%) or any entity which is otherwise designated by the Committee (as defined below) as participating in the 2026 LTIP, are eligible to be granted awards under the 2026 LTIP. Non-employee Directors are also eligible to be granted awards under the 2026 LTIP. As of December 31, 2025, approximately 89,900 employees of Verizon and certain related companies and all of Verizon's non-employee Directors were eligible to receive awards under the 2017 LTIP and would also have been considered eligible under the 2026 LTIP. In 2025, approximately 99,800 employees (including all of Verizon's named executive officers) and 11 non-employee Directors who served during 2025 were granted awards under the 2017 LTIP.

The administrator of the 2026 LTIP is referred to as the "Committee." Pursuant to the terms of the 2026 LTIP, the Committee is the Human Resources Committee of the Board or any other committee of Directors (or the Board, if the Board so determines) appointed by the Board to administer the Plan. The Committee may delegate certain administrative duties under the 2026 LTIP to Verizon's Executive Vice President and Chief Administrative Officer (or other executive officers of Verizon specified by the Committee). The Committee has broad authority under the Plan with respect to award grants including, without limitation, the authority:

- to select participants and determine the types of awards that they are to receive;
- to determine the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and, in the case of share-based awards, the number of shares to be offered or awarded;
- to determine any applicable vesting and exercise conditions for awards (including any applicable performance and/or time-based vesting or exercisability conditions) and the extent to which such conditions have been satisfied, and to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards;
- to determine the price (if any) to be paid for awards or shares acquired under an award, and the form of consideration acceptable for such payment (including cash, shares, or any other form of lawful consideration);
- to construe and interpret the Plan and any award agreement or other agreement or instrument entered into or issued under the Plan;
- to establish, amend or waive rules and regulations for the Plan's administration; and
- subject to the other provisions of the 2026 LTIP, to amend the terms and conditions of any outstanding award.

All determinations or decisions made by the Board or any Committee pursuant to the provisions of the 2026 LTIP are, by the terms of the Plan, final, binding and conclusive on all persons.

Types of awards

As described in the Compensation Discussion and Analysis beginning on page 21, consistent with past practice, in 2025, Verizon granted long-term incentive awards to employees in the form of performance stock units and restricted stock units. Under the 2026 LTIP, the Committee has the authority to grant various types of awards including:

- **Performance stock units and performance shares.** These awards are linked to the performance of the Company over a performance cycle designated by the Committee. The Committee will establish the terms and conditions, any restrictions, other provisions that apply to each award, including any performance goals that may be used in determining the number and or value of performance stock units or performance shares to be paid out to the participant. Awards may be payable in cash, Verizon common stock, or a combination of both, as determined by the Committee.

- **Restricted stock units and restricted stock.** These awards are grants of stock units or shares of Verizon common stock that may be forfeited or lapse if one or more of the terms of that award are not met. The Committee will determine the terms, conditions, restrictions and other provisions that apply to each award. Restricted stock units may be payable in cash, Verizon common stock, or a combination of both, as determined by the Committee.

- **Stock options**. Each stock option represents the right to purchase a specified number of shares of Verizon common stock at a fixed grant price. That grant price cannot be less than the fair market value of the Verizon common stock on the date of grant. The maximum term of a stock option cannot exceed 10 years from the date of grant. Options will be exercisable only in accordance with terms established by the Committee. The purchase price of an option may be payable in cash, Verizon common stock (valued at fair market value on the day of exercise), or a combination of both. The 2026 LTIP authorizes the Committee to grant nonqualified stock options or incentive stock options that comply with the requirements of Section 422 of the Internal Revenue Code (the "Code").

- **Other awards**. The Committee also has authority to grant a variety of other types of awards including, but not limited to, stock appreciation rights ("SARs"), share bonuses and other share equivalents that are denominated in, payable in, valued in whole or in part by reference to, or otherwise related to shares of Verizon common stock.

- **Dividends and dividend equivalents.** The Committee may also provide that awards under the 2026 LTIP (other than options or stock appreciation rights) earn dividends or dividend equivalents based on the amount of dividends paid on outstanding shares of Verizon's common stock. Any dividend and dividend equivalent rights granted in connection with an award granted under the 2026 LTIP that is subject to vesting requirements will only vest and be paid to the same extent that the related vesting conditions of the award are satisfied (or, in the case of a restricted stock or similar award where the dividend must be paid as a matter of law, the award will provide for the forfeiture or repayment of any dividends on the shares subject to the award to the extent the award does not vest).

No repricing

In no case (except due to an adjustment to reflect a stock split or other event referred to under "Limitation on shares and awards" below, or any repricing that may be approved by shareholders) will the Committee (1) amend an outstanding stock option or stock appreciation right to reduce the exercise price or base price of the award, (2) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for cash or other awards (including, without limitation, any cash buy-out of an award) for the purpose of repricing the award, or (3) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for an option or stock appreciation right with an exercise or base price that is less than the exercise or base price of the original award.

Payment of awards

The Committee will determine whether the awards have been earned and the date on which awards are payable. The Committee may permit or require a participant to defer all or a portion of an award subject to the requirements of Section 409A of the Code.

Limitation on shares and awards

The maximum number of shares of Verizon common stock that may be issued pursuant to awards under the 2026 LTIP, as adjusted pursuant to the terms of the 2026 LTIP as described below, equals the sum of: (1) 95,000,000; plus (2) the number of shares of Verizon common stock available for additional award grant purposes under the 2017 LTIP as of the date of the 2026 Annual Meeting and determined immediately prior to the termination of the authority to grant new awards under that plan as of that date; plus (3) the number of any shares of Verizon common stock subject to any restricted stock awards, restricted stock unit awards, performance share awards, or other awards granted under the 2017 LTIP that are outstanding as of the date of the 2026 Annual Meeting (or any applicable portion of such awards) that, after the date of the 2026 Annual Meeting, are paid in the form of cash (if originally awarded in shares and such shares were counted against the share limit of the 2017 LTIP as of the date of the 2026 Annual Meeting); plus (4) the number of shares of Verizon common stock subject to any restricted stock awards, restricted stock unit awards, performance share awards, or other awards granted under the 2017 LTIP that are outstanding as of the date of the 2026 Annual Meeting (or any applicable portion of such awards) that, after the date of the 2026 Annual Meeting, are cancelled, terminate, expire or are forfeited for any reason. In no event will this maximum number of shares exceed 152,972,450, as adjusted pursuant to the terms of the 2026 LTIP as described below. As of March 2, 2026, approximately 31,841,211 shares were available for additional award grant purposes under the 2017 LTIP, approximately 16,960,981 shares were subject to restricted stock unit awards payable in shares, approximately 9,170,257 shares were subject to performance stock unit awards payable in shares (representing the maximum number of shares that may be earned based on achievement of the performance goals over the applicable performance period) and approximately 16,714,927 performance stock unit awards and restricted stock unit awards payable solely in cash. No other awards were outstanding under the 2017 LTIP as of that date. As noted above, no additional awards will be granted under the 2017 LTIP if shareholders approve the 2026 LTIP.

Of the total maximum number of shares that may be issued pursuant to awards under the 2026 LTIP as described above, not more than 20,000,000 of such shares will be available for issuance pursuant to the exercise of stock options that qualify as incentive stock options under Section 422 of the Code. The maximum aggregate number of shares of Verizon common stock with respect to which all awards may be granted under the 2026 LTIP in a single calendar year to an individual participant may not exceed 3,000,000 shares. The maximum aggregate number of shares of Verizon common stock with respect to which stock options and stock appreciation rights may be granted under the 2026 LTIP in a single calendar year to an individual participant may not exceed 3,000,000 shares.

As is customary in incentive plans of this nature, if certain events occur, the Committee is required to adjust the number, type and/or price of shares subject to outstanding awards. These events include a stock split, a corporate transaction, including a merger, consolidation, separation, spin-off, or other distribution of stock or property of the Company, a reorganization, a partial or complete liquidation of the Company, or other similar events. The adjustments are designed to prevent dilution or enhancement of the benefits available under the 2026 LTIP should any of these events occur. Corresponding adjustments would also be made to the shares then remaining available for award grant purposes under the 2026 LTIP and the individual share limits described above.

Shares will be considered to be issued under the 2026 LTIP at the time awards denominated in shares or units that are payable in shares are granted to a participant. However, the number of shares available under the 2026 LTIP will be restored to the extent that (i) stock-based awards are paid in cash, or (ii) shares subject to an award are cancelled, terminated or forfeited or shares are subject to a grant that expires. However, shares used to pay an option exercise price or tax withholding obligation with respect to an award will not be available for future award grants under the 2026 LTIP (regardless of whether the shares so used were previously acquired shares or shares withheld that otherwise would have been acquired on the exercise or payment of an award). In addition, the total number of shares subject to the portion of a stock-settled SAR that is exercised will not be available for future award purposes under the 2026 LTIP regardless of whether a lesser number of shares is actually delivered upon exercise of the SAR. Awards granted under the 2026 LTIP that are payable solely in cash in accordance with the terms of the award do not reduce the number of shares available for issuance under the 2026 LTIP.

In addition, the 2026 LTIP generally provides that shares issued in connection with awards that are granted by, or become obligations of, Verizon through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the 2026 LTIP. Verizon may not increase the applicable share limits of the 2026 LTIP by repurchasing shares of common stock on the market (by using cash received through the exercise of stock options or otherwise).

The maximum grant date fair value for awards granted to a non-employee Director under the 2026 LTIP during any one calendar year is $600,000. For purposes of this limit, the "grant date fair value" of an award means the value of the award on the date of grant of the award determined using the equity award valuation principles applied in Verizon's financial reporting. This limit does not apply to, and will be determined without taking into account, any award granted to an individual who, on the grant date of the award, is an officer or employee of Verizon or one of its subsidiaries. This limit applies on an individual basis and not on an aggregate basis to all non-employee Directors as a group.

Amendment and termination of the 2026 LTIP

Unless the 2026 LTIP is terminated earlier, and subject to any extension that may be approved by shareholders, the authority to grant new awards under the 2026 LTIP will terminate on the tenth anniversary of the date the Plan is approved by shareholders. Outstanding awards, as well as the Committee's authority with respect thereto, generally will continue following the expiration or termination of the Plan. Prior to the expiration date, the Committee may amend, suspend or terminate the 2026 LTIP in whole or in part. The Committee may not amend the 2026 LTIP without shareholder approval to the extent shareholder approval would be required under any requirement of applicable law or regulation.

"Double-trigger" change in control provision

Consistent with the 2017 LTIP, the 2026 LTIP provides for a "double trigger" for the vesting of any outstanding awards following a "change in control" (as defined in the 2026 LTIP). In the event that (i) a change in control occurs and (ii) within 12 months following the occurrence of the change in control, the participant is either involuntarily terminated by Verizon without "cause" or the participant leaves his or her position for "good reason" (as these terms are defined in the applicable award agreement, to the extent applicable to the award), the 2026 LTIP provides that any then outstanding stock options and SARs will become exercisable and all other awards will vest and be paid at their targeted award level. However, upon the occurrence of such an event, restricted stock units and performance stock units generally will not be paid until their regularly scheduled time under the terms of the applicable award agreement. While no award granted under the 2026 LTIP may vest or become immediately payable or exercisable merely upon the occurrence of a change in control, the Committee has the discretion to establish other change in control provisions with respect to awards granted under the 2026 LTIP.

Transfer restrictions

Subject to the provisions of the 2026 LTIP, awards under the plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient's lifetime, only by the recipient.

Separation from service

The Committee has discretion to determine, with respect to each award granted under the 2026 LTIP, the extent (if any) to which the recipient of the award will have rights with respect to the award following the recipient's separation from service with Verizon and/or any of its related companies, as set forth in the applicable awards agreement.

No limit on other authority

Except as expressly provided with respect to the termination of the authority to grant new awards under the 2017 LTIP if shareholders approve the 2026 LTIP, the 2026 LTIP does not limit the authority of Verizon, the Board or any committee to grant awards or authorize any other compensation, with or without reference to Verizon's common stock, under any other plan or authority.

Federal income tax considerations

The U.S. federal income tax consequences of the 2026 LTIP under the Code, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2026 LTIP. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the Code to the extent an award is subject to and does not satisfy those rules, nor does it describe any state, local, or international tax consequences. The federal income tax consequences of any particular award may vary based on the terms and conditions associated with that award.

- **Restricted stock units, performance stock units and performance shares.** A participant who has been granted a restricted stock unit, performance stock unit or performance share will not realize taxable income at the time of grant, and the Company will not be entitled to claim a corresponding income tax deduction at that time. The participant will have income equal to the amount of cash received when the award is paid and/or the fair market value of the shares received at the time such shares are distributed. Verizon will be entitled to claim a corresponding income tax deduction at that time (subject to any limitation under Section 162(m) of the Code discussed below).

- **Restricted stock.** A participant who has been granted shares of restricted stock will not realize taxable income at the time of grant, and the Company will not be entitled to claim a corresponding income tax deduction, assuming that any restrictions on the participant's ability to earn such award create a "substantial risk of forfeiture" for federal income tax purposes. When the stock that is the subject of an award vests, the participant will realize ordinary income in an amount equal to the then fair market value of those shares, and the Company will be entitled to claim a corresponding income tax deduction. Alternatively, a participant may elect under Section 83(b) of the Code to recognize income at the date of grant of restricted stock and to have the applicable capital gain holding period commence as of that date. In that event, Verizon will be entitled to claim a corresponding income tax deduction as of the date of grant.

- **Stock options and SARs.** A participant will not recognize any taxable income, and Verizon will not be entitled to claim a corresponding income tax deduction, upon the grant of a nonqualified stock option, incentive stock option or SAR under the 2026 LTIP.

  If a participant exercises a nonqualified stock option or SAR, he or she will recognize taxable income equal to the difference between the fair market value of Verizon common stock on the date of exercise and the grant price of such nonqualified stock option or SAR. Verizon will be entitled to claim an income tax deduction equal to the amount of taxable income recognized by the participant.

  A participant does not recognize taxable income upon the exercise of an incentive stock option. However, the difference between the fair market value of Verizon common stock on the date of exercise and the grant price of the incentive stock option is a tax preference item that must be considered in determining whether the participant is subject to the alternative minimum tax. Gain or loss from the sale of the Verizon common stock received from the exercise of an incentive stock option is capital gain or loss if the participant does not dispose of the stock acquired through the exercise of the incentive stock option within two years after the date of grant, and such stock is held for at least one year after the option is exercised. If the above holding period requirements are not met, part or all of any income recognized on the date of sale of the Verizon common stock will be subject to tax as ordinary income, and Verizon will be entitled to claim an income tax deduction in an equal amount. An incentive stock option becomes a nonqualified stock option if it is exercised more than three months after the participant has terminated his or her employment with Verizon or 12 months if the termination of employment is due to death or disability.

- **Section 162(m) deduction limits.** Section 162(m) of the Code generally limits the federal income tax deduction available to the Company for compensation in excess of $1,000,000 paid in a single tax year to certain "covered employees", including each of Verizon's named executive officers.

New plan benefits

Awards that Verizon's Directors, named executive officers, other executive officers and other employees may receive under the 2026 LTIP will be determined in the discretion of the Board or the Committee, as applicable, in the future. As of the date of this proxy statement, neither the Board nor the Committee has made any determination with respect to future grants under the 2026 LTIP, and Verizon has not approved any awards conditioned upon shareholder approval of the 2026 LTIP. If the 2026 LTIP had been in existence in fiscal 2025, we expect that Verizon's award grants made in fiscal 2025 would not have been substantially different from those actually made in that year under the 2017 LTIP. For information regarding stock-based awards granted to Verizon's named executive officers during 2025, see the Long-term incentive compensation section of the Compensation Discussion and Analysis beginning on page 21.

Equity Award Data and Dilution. The following paragraphs include additional information to help you assess the potential dilutive impact of Verizon equity awards and the 2026 LTIP. As of March 2, 2026, the closing price of Verizon's common stock on the NYSE was $49.98 per share.

"Overhang" refers to the number of shares of Verizon's common stock that are subject to outstanding awards or remain available for new award grants. The following table shows the total number of shares of Verizon's common stock that were subject to outstanding restricted stock unit awards and performance stock unit awards payable in shares granted under the 2017 LTIP and that were then available for new award grants under the 2017 LTIP as of March 2, 2026. (In this 2026 LTIP proposal, the number of shares of Verizon's common stock subject to restricted stock unit and performance stock unit awards outstanding on any particular date is presented including the crediting of dividend equivalents on the awards through that date, to the extent the dividend equivalents are payable in shares of common stock.) As of March 2, 2026, we did not have any stock options or stock appreciation rights outstanding under any equity compensation plan. All of our performance stock unit awards and restricted stock unit awards outstanding on these dates that were payable solely in cash are not included in the table below. Solely for purposes of the table below, the outstanding performance stock units are reported at the maximum number of shares that may be earned (200% of target) based on achievement of the performance goals over the applicable performance period, and the shares available for new award grants also reflect the outstanding performance stock unit awards at the maximum payout level. Actual shares issued, if any, may generally range from 0% to 200% of target depending on actual performance.

	As of March 2, 2026
Shares subject to outstanding restricted stock unit and performance stock unit awards	26,131,238
Shares available for new award grants	31,841,211

In addition, as of March 2, 2026, a total of 55,091 shares of Verizon's common stock were subject to outstanding vested but deferred stock units credited to the Verizon Income Deferral Plan, which were originally granted under legacy Bell Atlantic and NYNEX stock option plans ("Legacy Option Plans") or the Verizon Communications Broad-Based Incentive Plan (the "Broad-Based Incentive Plan"). No new awards may be granted under the Legacy Option Plans or the Broad-Based Incentive Plan.

"Burn rate" refers to the number of shares that are subject to awards that we grant over a particular period of time. The following table shows, for each of the last three fiscal years: (1) the total number of shares of Verizon's common stock subject to awards that Verizon granted under the 2017 LTIP in that period (all of which were in the form of performance stock unit awards or restricted stock unit awards), (2) the weighted-average number of shares of Verizon's common stock issued and outstanding in that period; (3) the "burn rate" for that period (which, as presented in the table below, is determined by dividing the total number of shares of Verizon's common stock subject to awards that Verizon granted under the 2017 LTIP in that period by the weighted-average number of shares of Verizon's common stock issued and outstanding in that period); (4) the total number of shares of Verizon's common stock that were subject to awards granted under the 2017 LTIP that terminated or expired, and thus became available for new award grants under the 2017 LTIP, in that period (which shares have been taken into account when information is presented in this 2026 LTIP proposal on the number of shares available for new award grants under the 2017 LTIP), and (5) the number of shares credited as dividend equivalents under the 2017 LTIP in that period with respect to then-outstanding restricted stock unit awards and performance stock unit awards payable in shares, to the extent the dividend equivalents are payable in shares of Verizon's common stock. Performance stock units are reported at the target number of shares subject to the award. The actual shares issued under performance stock unit awards, if any, may generally range from 0% to 200% of target depending on actual performance during the applicable performance period.

	Fiscal 2023	Fiscal 2024	Fiscal 2025
(1) Total number of shares of Verizon's common stock subject to awards granted under the 2017 LTIP*	16,542	13,293	20,365
(2) Weighted-average number of shares of Verizon's common stock issued and outstanding*	4,211,000	4,218,000	4,226,000
(3) Burn rate (the percentage obtained by dividing (1) by (2))	0.39%	0.32%	0.48%
(4) Total number of shares of Verizon's common stock subject to 2017 LTIP awards that terminated or expired*	1,528	714	458
(5) Total number of shares of Verizon's common stock credited as dividend equivalents under the 2017 LTIP*	1,773	1,856	2,143

* Numbers in thousands

The Committee anticipates that the shares that will be available for award grants under the 2026 LTIP (assuming usual levels of shares becoming available for new awards as a result of forfeitures of outstanding awards), if it is approved by shareholders, will provide Verizon with flexibility to continue to grant equity awards through approximately the end of 2031 (reserving sufficient shares to cover dividend equivalents).

Equity compensation plan information

The following table provides information as of December 31, 2025 for (i) all equity compensation plans previously approved by Verizon's shareholders, and (ii) all equity compensation plans not previously approved by Verizon's shareholders. Since May 4, 2017, Verizon has only issued awards under the 2017 LTIP, which provides for awards of stock options, restricted stock, restricted stock units, performance stock units and other equity-based hypothetical stock units to employees of Verizon and its subsidiaries. No new awards are permitted to be issued under any other equity compensation plan. In accordance with U.S. Securities and Exchange Commission rules, the table does not include outstanding awards that are payable solely in cash by the terms of the award, and such awards do not reduce the number of shares remaining for issuance under the 2017 LTIP.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	35,301,614 [1]	$ – [2]	36,996,589 [3]
Equity compensation plans not approved by security holders	56,909 [4]	–	–
Total	35,358,523	$ –	36,996,589

[1] This amount includes: 35,301,614 shares of common stock subject to outstanding performance stock units and restricted stock units including dividend equivalents accrued on such awards through December 31, 2025. Performance stock units are reported at the target number of shares subject to the award. The actual shares issued under performance stock unit awards, if any, may generally range from 0% to 200% of target depending on actual performance during the applicable performance period. This does not include performance stock units, restricted stock units, deferred stock units and deferred share equivalents payable solely in cash.

[2] The Company's outstanding restricted stock units, performance stock units and deferred stock units do not have exercise prices associated with the settlement of these awards.

[3] This number reflects the number of shares of common stock that remained available for future issuance under the 2017 LTIP.

[4] This number reflects shares subject to deferred stock units credited to the Verizon Income Deferral Plan, which were originally granted in 2002 under the Broad-Based Incentive Plan. No new awards may be granted under the Broad-Based Incentive Plan.

 **The Board of Directors recommends that you vote FOR this proposal.**

Audit matters

 **Item 4: Ratification of appointment of independent registered public accounting firm**

The Board of Directors recommends that you vote FOR ratification.

The Audit Committee considered the performance and qualifications of Ernst & Young, and has reappointed the independent registered public accounting firm to audit the financial statements of Verizon for fiscal year 2026 and to audit the effectiveness of internal control over financial reporting. Ernst & Young has been retained as Verizon's independent registered public accounting firm since 2000.

Verizon paid the following fees to Ernst & Young for services rendered during fiscal years 2025 and 2024.

	Audit fees	Audit-related fees	Tax fees	All other fees
2025	$ 38.0 million	$ 7.6 million	$ 2.4 million	–
2024	$ 37.0 million	$ 11.8 million	$ 2.5 million	–

Audit fees are attributable to services that include the financial statement audit, the audit of the effectiveness of Verizon's internal control over financial reporting required by the Sarbanes-Oxley Act, financial statement audits required by statute for our foreign subsidiaries and procedures in connection with securities offerings and SEC filings. Audit-related fees are attributable to services that primarily include audits of other subsidiaries, reviews of controls over services provided to customers, work related to the implementation of new accounting standards and attestation procedures with respect to sustainability reporting, as well as other audits and due diligence procedures performed in connection with acquisitions, dispositions or other financial transactions. Tax fees are attributable to services that primarily consist of federal, state, local and international tax planning and compliance. The Audit Committee considered, in consultation with management and the independent registered public accounting firm, whether Ernst & Young could provide these services while maintaining independence.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm that performs audit services. In considering Ernst & Young's appointment for the 2026 fiscal year, the Committee reviewed the firm's independence, qualifications and competencies, including the following factors:

- Ernst & Young's historical performance and its recent performance during its engagement for the 2025 fiscal year, including with respect to key audit quality indicators, such as the continuity of the engagement team, the use by Ernst & Young of specialists and Ernst & Young's tenure in the industry;
- Ernst & Young's capability and expertise in handling the breadth and complexity of Verizon's operations;
- the qualifications and experience of key members of the engagement team, including the lead engagement partner, for the audit of Verizon's financial statements;
- the quality of Ernst & Young's communications with the Committee regarding the conduct of the audit, and with management with respect to issues identified in the audit;
- external data on audit quality and performance of, including recent Public Company Accounting Oversight Board (PCAOB) reports on, Ernst & Young;
- the appropriateness of Ernst & Young's fees for audit and non-audit services, on both an absolute basis and as compared to its peer firms; and
- Ernst & Young's reputation for integrity and competence in the fields of accounting and auditing.

In addition, in order to facilitate continuing auditor independence, the Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. The Committee oversees the routine, mandated rotation of Ernst & Young's personnel and is directly involved in the selection of Ernst & Young's lead engagement partner.

The Committee has established policies and procedures regarding pre-approval of services provided by the independent registered public accounting firm and is responsible for negotiating the audit fees associated with the engagement. At the beginning of the fiscal year, the Committee pre-approves the engagement of the independent registered public accounting firm to provide audit services based on fee estimates. The Committee also pre-approves proposed audit-related services, tax services and other permissible services based on specified project and service details, fee estimates and aggregate fee limits. The Committee receives a report at each meeting on the status of services provided or to be provided by the independent registered public accounting firm and approves the related fees. The Committee pre-approved all of Ernst & Young's 2025 fees and services.

The affirmative vote of a majority of the shares cast at the 2026 annual meeting of shareholders (the "Annual Meeting") is required to ratify the reappointment of Ernst & Young for the 2026 fiscal year. The Committee believes that continuing to retain Ernst & Young to serve as Verizon's independent registered public accounting firm is in the best interests of Verizon and our shareholders. If this appointment is not ratified by the shareholders, the Committee will reconsider its decision. One or more representatives of Ernst & Young will join the Annual Meeting. They will have an opportunity to make a statement and will be available to respond to appropriate questions.

 **The Board of Directors recommends that you vote FOR ratification.**

Proxy
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Governance
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compensation
**Audit
matters**
Stock
ownership
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proposals
Additional
information

Audit Committee report

In the performance of our oversight responsibilities, the Audit Committee has reviewed and discussed with management and the independent registered public accounting firm Verizon's audited financial statements for the year ended December 31, 2025, and the effectiveness of Verizon's internal control over financial reporting as of December 31, 2025.

The Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the SEC, the NYSE, Nasdaq and PCAOB Auditing Standard No. 1301, *Communications with Audit Committees.*

The Committee has received written disclosures and a letter from the independent registered public accounting firm consistent with applicable Public Company Accounting Oversight Board requirements for independent registered public accounting firm communications with audit committees concerning independence, and has discussed with the independent registered public accounting firm its independence.

The Committee discussed with the internal auditors and the independent registered public accounting firm the overall scope and plans for their respective audits. The Committee met with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Verizon's internal controls and the overall quality of Verizon's financial reporting.

The Committee has assessed and discussed with management Verizon's significant business risk exposures and overseen management's programs and policies to monitor, assess and manage such exposures. The Committee also periodically monitored and evaluated the primary risks associated with particular business units and functions.

Based on the reviews and discussions referred to above, in reliance on management and the independent registered public accounting firm, and subject to the limitations of our role, the Committee recommended to the Board of Directors, and the Board has approved, the inclusion of the financial statements referred to above in Verizon's Annual Report on Form 10-K for the year ended December 31, 2025.

The Committee reviewed the independent registered public accounting firm's performance, qualifications and tenure, the qualifications of the lead engagement partner, management's recommendation regarding retention of the firm and considerations related to audit firm rotation, as discussed further on page 74. Based on that review, the Committee reappointed the independent registered public accounting firm for fiscal year 2026.

Respectfully submitted,

The Audit Committee

Roxanne Austin, Chair
Shellye Archambeau
Caroline Litchfield
Clarence Otis, Jr.

March 26, 2026

Stock ownership

Security ownership of certain beneficial owners and management

Principal shareholders

On March 3, 2026, there were approximately 4.18 billion shares of Verizon common stock outstanding. Each of these shares is entitled to one vote. The following table sets forth information about persons we know to beneficially own more than five percent of the shares of Verizon common stock, based on our records and information reported in filings with the SEC. To the extent that information in the table is based on information contained in an SEC filing, it is accurate only as of the date referenced in the filing.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	350,035,321 shares	8.4%
BlackRock, Inc.[2] 50 Hudson Yards New York, New York 10001	348,127,746 shares	8.3%
State Street Corporation[3] One Congress Street, Suite 1 Boston, Massachusetts 02114	215,538,375 shares	5.2%

[1] This information is based on a Schedule 13G filed with the SEC on February 13, 2024 by The Vanguard Group, setting forth information as of December 31, 2023. The Schedule 13G states that The Vanguard Group has sole voting power with respect to 0 shares, shared voting power with respect to 5,328,452 shares, sole dispositive power with respect to 331,488,432 shares and shared dispositive power with respect to 18,546,889 shares. On March 27, 2026, The Vanguard Group filed a Schedule 13G with the SEC noting that it underwent an internal realignment and no longer owns more than five percent of shares of Verizon common stock. According to this filing, The Vanguard Group no longer has, or is deemed to have, beneficial ownership over securities beneficially owned by its subsidiaries and/or business divisions, and certain subsidiaries and/or business divisions will report beneficial ownership (on a disaggregated basis) separately from The Vanguard Group.

[2] This information is based on a Schedule 13G filed with the SEC on February 6, 2024 by BlackRock, Inc., setting forth information as of December 31, 2023. The Schedule 13G states that BlackRock, Inc. has sole voting power with respect to 314,816,843 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 348,127,746 shares and shared dispositive power with respect to 0 shares.

[3] This information is based on a Schedule 13G filed with the SEC on November 10, 2025 by State Street Corporation, setting forth information as of September 30, 2025. The Schedule 13G states that State Street Corporation has sole voting power with respect to 0 shares, shared voting power with respect to 132,838,580 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 215,490,064 shares.

Director and executive officer stock ownership requirements

Verizon requires that all Directors and executive officers maintain the significant stock ownership levels shown to the right, in order to align their interests with those of our shareholders.

Executive officers, including the CEO, are required to attain these stock ownership levels within five years of assuming their leadership roles, and Directors are required to do so within four years of joining the Board.

To determine whether a Director or executive officer meets the required share ownership level, shares of common stock held directly, through a broker or in the Verizon tax-qualified savings plan or non-qualified deferred compensation plans are included in the calculation. This calculation does not include any unvested RSUs or PSUs granted to an executive officer. Share equivalents credited to a Director's or an executive officer's account under the Verizon non-qualified deferred compensation plans are included because they create the same exposure for Directors and executive officers to Verizon, the same alignment with shareholders' interests, and the same incentives to drive the Company's success as stock held directly or through a broker.

Each of the Directors and named executive officers is in compliance with the stock ownership guidelines, or on track to meet them within the required period.

7x
base salary for the CEO

4x
base salary for other named executive officers

5x
cash component of annual retainer for Directors

Directors and executive officers

The following table shows the number of shares of Verizon common stock beneficially owned by, as well as the total stock-based holdings of, each of the named executive officers, each Director and all executive officers and Directors as a group as of March 3, 2026. The aggregate number of shares beneficially owned by executive officers and Directors represents less than one percent of the total number of outstanding shares of Verizon common stock. Unless we indicate otherwise, each individual has sole voting and/or investment power with respect to the shares.

Named executive officers	Stock[1]	Total stock-based holdings[2]
Daniel Schulman*	0	981,034
Anthony Skiadas	212,331	717,295
Sowmyanarayan Sampath**	260,112	839,874
Kyle Malady	130,569	728,332
Vandana Venkatesh	89,842	388,381
Hans Vestberg*	560,055	1,560,647
Directors		
Shellye Archambeau	0	68,857
Roxanne Austin	0	31,430
Mark Bertolini	225	61,923
Vittorio Colao	0	18,679
Caroline Litchfield	0	6,341
Jennifer Mann	0	2,044
Laxman Narasimhan	248	28,311
Clarence Otis, Jr.	3,000	150,368
Carol Tomé	52	23,406
All of the above and other executive officers as a group[3]	1,227,905	5,888,323

*   Messrs. Schulman and Vestberg also serve as Directors.

** Mr. Sampath stepped down from his role as Executive Vice President and Group CEO – Verizon Consumer on February 4, 2026 and served in an advisory role until his separation from Verizon on March 27, 2026.

[1] The "Stock" column includes direct and indirect holdings of common stock, including shares held in Verizon's employee savings plan. The amounts in this column for Mr. Bertolini and Ms. Tomé include shares held by foundations. No shares are pledged as security.

[2] The "Total stock-based holdings" column includes, in addition to shares listed in the "Stock" column, stock-based units under deferred compensation plans and stock-based long-term incentive awards, which may not be voted or transferred.

[3] Does not include shares held by Mr. Sampath, who ceased to be an executive officer as of February 4, 2026.

What are "total stock-based holdings"?

The "Total stock-based holdings" column shows the total economic exposure that the Directors and executive officers have to Verizon common stock. In addition to shares of common stock beneficially held, which are included in the "Stock" column, our Directors and executive officers have interests in other stock-based units under Verizon deferred compensation plans and stock-based long-term incentive awards. We include these interests in the "Total stock-based holdings" column because they create the same exposure for Directors and executive officers to Verizon, the same alignment with shareholders' interests and the same incentives to drive the Company's success.

Items 5 – 7 Shareholder proposals

We have been advised that the shareholders submitting the proposals or their representatives intend to present the following proposals at the Annual Meeting. The statements contained in the proposals and supporting statements are the sole responsibility of the respective proponents. We have printed the proposals as they were submitted. The proposals may contain assertions about Verizon or other matters that Verizon believes are incorrect, but we do not attempt to refute all of those assertions. The addresses of the proponents are available upon written request to the Assistant Corporate Secretary at the address specified under "Contacting us."

Item 5: Board oversight of material issues related to climate change

Green Century Equity Fund, owner of shares of Verizon's common stock worth at least $25,000, proposes the following:

Whereas: In Verizon's 2023 Responsible Business Report, the Company's Chairman and CEO stated, "running our business responsibly is the foundation of our strategy, driving long-term financial success."[1] The report cites governance and reporting as pillars of how the company manages and holds itself accountable for its responsible business strategy. The report also emphasizes that stakeholder engagement and reporting aligned with leading sustainability disclosure frameworks are key components of these pillars.[2]

Verizon recognizes the importance of addressing and reporting climate risks to its stakeholders. It reported Scope 3 emissions as a most frequently discussed topic in stakeholder engagement, and a third-party prioritization assessment identified climate change as a high- priority issue.[3] In its 10-K, Verizon notes that climate change poses risks to its operations and supply chain.[4]

Despite acknowledging the importance of addressing climate risk, Verizon did not publish a sustainability report in 2025, as it had annually since 2004. In place of a full report, it created a single webpage with emissions data.[5] This reduced disclosure occurred despite Verizon's commitment to setting a net zero greenhouse gas (GHG) emissions target and statement that it is formulating a plan to reach net zero across its value chain.[6]

Verizon also fails to disclose implementation plans illustrating how it intends to reduce Scope 3 emissions, which comprise the majority of its GHG footprint, and reach current near-term emissions reduction targets, including a 40% reduction in Scope 3 value chain emissions by 2035.[7]

Without publishing an updated sustainability report and forward-looking climate strategies, Verizon fails to meet its self-acknowledged framework for the effective governance of issues that drive long-term value – including whether and how it will achieve climate goals critical to mitigating risk and addressing stakeholder expectations.

Competitors including AT&T, T-Mobile, Deutsche Telekom, and Vodafone disclose updated sustainability reports and climate transition plans that provide greater visibility into how they are integrating climate-related risks and opportunities into their strategic decision-making and include:

- Future actions to reduce value chain emissions;
- Specific governance policies to support climate transition;
- Expected emissions reductions and transition pathways associated with initiatives;
- Targets to scale up planned mitigation actions.

RESOLVED: Shareholders request that the Board of Directors of Verizon issue a report on climate change, at reasonable cost and omitting proprietary information, describing how the board oversees material issues related to climate change, including whether and how Verizon is bringing operational and supply chain emissions into alignment with its existing climate-related goals, and disclosure of any metrics or policies that the board is monitoring.

SUPPORTING STATEMENT: In developing these disclosures, the proponent recommends considering, at the board's discretion:

- Forward-looking, quantitative strategies and key actions for achieving the Company's climate goals;
- Guidance from advisory groups such as the Transition Plan Taskforce.

[1] http://www.verizon.com/about/sites/default/files/Verizon-2023-ESG-Report.pdf, 5

[2] http://www.verizon.com/about/sites/default/files/Verizon-2023-ESG-Report.pdf, 7-9

[3] http://www.verizon.com/about/sites/default/files/Verizon-2023-ESG-Report.pdf, 9

[4] http://quotes.quotemedia.com/data/downloadFiling?webmasterId=104600&ref=318909556&type=HTML&formType=10-K&formDescription=Annual+report+pursuant+to+Section+13+or+15%28d%29&dateFiled=2025-02-12&cik=0000732712, 15

[5] http://www.verizon.com/about/investors/verizon-emissions-and-energy-data

[6] http://sciencebasedtargets.org/target-dashboard, http://www.verizon.com/about/investors/verizon-emissions-and-energy-data

[7] http://www.verizon.com/about/sites/default/files/Verizon-2023-ESG-Report.pdf, 41

 **The Board of Directors recommends that you vote AGAINST this proposal for the following reasons:**

Verizon is committed to transparency and robust oversight and governance regarding climate-related risks and opportunities. To that end, we provide detailed disclosure regarding how our Board of Directors and its committees oversee climate-related risks and opportunities that may impact our business and how we integrate climate-related considerations into our strategic and operational decision-making processes. The Board believes that our existing disclosures, including this Proxy Statement, 2025 TCFD Report, 2024 Responsible Business Update published in 2025 and 2025 Green Bond Impact Report, already satisfy the essential requests of this proposal and provide our shareholders with the information they need to evaluate the Board's oversight in this area.

As detailed in this Proxy Statement and our 2025 TCFD Report, Verizon has established a rigorous governance framework to oversee our sustainability-related strategy and risks. Several of our Directors have experience with climate-related matters, including renewable energy, network resilience, technological solutions and emissions management. Our Board reviews the risks associated with the company's strategic plan throughout the year, including our plans for meeting our emissions reduction and renewable energy sourcing targets. Each independent committee of the Board oversees the management of the specific climate-related risks and opportunities that fall under that committee's area of responsibility, and the committees provide regular updates to the full Board on these matters. The Audit Committee assesses environmental and climate-related business risk exposures; the Corporate Governance and Policy Committee reviews Verizon's strategy for managing climate-related risks and monitors the company's progress on meeting our climate-related goals; and the Finance Committee oversees our strategy for managing risks related to the company's renewable energy purchase agreements, as well as the company's related financing programs. This multi-faceted approach ensures that climate considerations are integrated into the company's enterprise-wide risk management processes. Our 2025 TCFD Report further details our annual enterprise-wide climate-related risk assessment that evaluates transition and physical risks over various time horizons and specific management approaches for mitigating risks, such as optimizing the energy efficiency of our networks, buildings and fleet.

In addition, Verizon maintains detailed disclosure regarding our climate-related goals and the Board's role in overseeing the company's initiatives in relation to these goals. We have set a long-term goal to achieve net-zero operational emissions by 2035, with an interim goal to reduce scope 1 and 2 emissions by 53% by 2030. We also have set a goal to reduce our scope 3 value chain emissions by 40% by 2035, as well as a goal to source renewable energy equivalent to 100% of our annual electricity usage by 2030. Our emissions reporting website describes our emissions profile and our climate-related goals, and provides current information on our progress towards achieving them.

In light of our existing robust reporting on climate-related matters, the Board strongly believes that the additional report requested by the proponent, containing much of the same information we already disclose, would not provide meaningful new information to our shareholders.

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Item 6: Independent board chair

National Legal and Policy Center, owner of 78 shares of Verizon's common stock, proposes the following:

Request for Board of Directors to Adopt Policy for an Independent Chair

RESOLVED:

Shareholders request the Board of Directors of Verizon Communications Inc. ("Company") adopt as policy, and amend the governing documents as necessary, to *require* hereafter that two separate people hold the office of the Chairman of the Board ("Chair") and the office of the Chief Executive Officer ("CEO") as follows:

Selection of the Board Chair: The Board requires the separation of the offices of the Chair and the CEO.

Whenever possible, the Chair shall be an Independent Director.

The Board may select a temporary Chair who is not an Independent Director to serve while the Board seeks an independent Chair.

The Chair should not be a former CEO of the company.

Selection of the Chair shall be consistent with applicable law and existing contracts.

SUPPORTING STATEMENT:

Until early October 2025, the Company's CEO was also Board Chair.[1] Nevertheless the Company does not maintain a policy that requires a separation of the two roles between two different individuals.[2] These roles - each with separate, different responsibilities that are critical to the health of a successful corporation - are greatly diminished when held by a singular company official, weakening its governance structure.

Expert perspectives substantiate our position:

- According to the 2024 Spencer Stuart Board Index survey, 60 percent of S&P 500 companies had separate CEOs and Board Chairs as of 2024, up from 47 percent in 2014. Meanwhile, 39% of companies had an independent chair as of 2024, up from 28% in 2014.[3]
- Proxy adviser Institutional Shareholder Services contends that "the chair of the board should ideally be an independent director," and generally encourages investors to vote for "shareholder proposals requiring that the board chair position be filled by an independent director."[4]
- Proxy adviser Glass Lewis wrote in 2024, "it can become difficult for a board to fulfill its role of overseer and policy setter when a CEO/chair controls the agenda and the boardroom discussion. Such control can allow a CEO to have an entrenched position, leading to longer-than-optimal terms, fewer checks on management, less scrutiny of the business operation, and limitations on independent, shareholder-focused goal-setting by the board."[5]
- According to the CFA Institute Research and Policy Center, "Combining [Chair and CEO] positions may give undue influence to executive board members and impair the ability and willingness of board members to exercise their independent judgment ... Many jurisdictions consider the separation of the chair and CEO positions a best practice because it ensures that the board agenda is set by an independent voice uninfluenced by the CEO."[6]
- Search firm Calibre One argues that "governance best practices increasingly recommend separating the roles of CEO from the Chair of the Board, especially in times of leadership transition or strategic inflection ... When one executive holds both titles, it can lead to ambiguity in oversight responsibilities. By contrast, separating the roles introduces a clearer distinction."[7]

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1 https://www.verizon.com/about/news/verizon-announces-ceo-transition
2 https://www.verizon.com/about/sites/default/files/Corporate-Governance-Guidelines-March-2025.pdf
3 https://www.spencerstuart.com/-/media/2024/09/ssbi2024/2024_us_spencer_stuart_board_index.pdf
4 https://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf
5 https://resources.glasslewis.com/hubfs/2024%20Guidelines/2024%20US%20Benchmark%20Policy%20Guidelines.pdf
6 https://rpc.cfainstitute.org/-/media/documents/article/position-paper/corporate-governance-of-listed-companies-3rd-edition.pdf
7 https://www.calibreone.com/a-thoughtful-look-at-ceo-chair-separation-what-boards-should-consider-in-2025/



The Board of Directors recommends that you vote AGAINST this proposal for the following reasons:

The Board of Directors fundamentally disagrees with the proposal's rigid and prescriptive approach to the important issue of Board leadership. The Board believes that decisions concerning its leadership structure, including whether an independent Chair is appropriate, should be based on the unique circumstances and challenges confronting Verizon at any given time, and should take into account the individual skills and experience that may be required in an effective Chair at that time. As a result, the Board regularly reviews and assesses the effectiveness of its leadership structure. When conducting its assessment, the Board considers, among other things, whether the current structure is appropriate to effectively address the specific business challenges and opportunities posed by our industry and the long-term interests of our shareholders.

Consistent with this approach, in October 2025, after the Board's appointment of Dan Schulman as Verizon's CEO, the Board re-evaluated the appropriateness of its leadership structure and determined that it would be in Verizon's best interest to elect Mark Bertolini as independent Chair. The fact that the Board elected an independent Chair demonstrates that the flexibility provided by Verizon's current policy to institute an appropriate leadership structure based on the current circumstances operates effectively. The Board believes that eliminating the flexibility to do what is in the best interests of shareholders by instituting a general policy that would compel Verizon to have an independent Chair is unnecessarily rigid and unwise.

In addition, in the past when the Board determined that combining the roles of Chair and CEO was in shareholders' best interests, it maintained a leadership structure with a strong Lead Director role held by an independent Director. The Board has also adopted policies to ensure that all independent Directors are fully involved in the operations of the Board and its decision making regardless of the leadership structure at any particular time.

Given the robust corporate governance practices Verizon has put in place to ensure independent oversight, as well as the proven effectiveness of the current flexibility to determine the leadership structure based on current circumstances, the Board strongly believes the proposal is not in the best interests of shareholders.

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Item 7: Risks of non-fiduciary executive compensation metrics

American Family Association, owner of 530 shares of Verizon's common stock, proposes the following:

Report on Risks of Non-Fiduciary Executive Compensation Metrics

Whereas: Executive compensation should be directly tied to measurable outcomes that reflect the company's financial performance. For a company like Verizon whose financial performance is the key driver of its position as a competitive telecommunications company, compensation structures must prioritize metrics that reinforce profitability, customer trust, and operational excellence. The particular use of ESG and DEI metrics in executive compensation, often based on subjective or activist criteria, diverts focus from these core business imperatives and dilutes executive responsibility.

Unfortunately, as per Bowyer Research analysis, Verizon incorporates such metrics, including tying executive compensation (specifically cash incentives) to diversity metrics and emission reduction goals. In its 2025 proxy[1] statement, Verizon asserts that "our operations are strengthened when we have diverse... experiences reflected in our workforce and business partners," linking executive compensation to specific targets: "workforce diversity of 59.2%, [and] diverse supplier spend of $5.0 billion." Further, the company partially ties executive compensation to 16% reduction in carbon intensity, stating its "commit[ment] to reducing the environmental impact of our operations...emissions and energy management... is necessary for the transition to a low-carbon economy," without adequately explaining how such targets or reductions increase shareholder value.

While proponents of ESG and DEI argue for these metrics, Verizon's fiduciary duty demands that executive compensation should be tied to value creation, not to metrics that are legally risky, ideologically divisive, or ambiguous regarding core business.

Studies indicate that ESG-linked executive compensation introduces a 'dual mandate' that confuses strategic priorities. One study in particular[2] notes that "the demand for ESG-based compensation is, explicitly or implicitly, based on the recognition that corporate executives do not have, on their own, sufficiently strong incentives to give weight to the welfare of stakeholders." Further, ISS analysis[3] indicates that "DEI targets are more consistently achieved than financial goals," raising questions of whether compensation elements like Verizon's, which tie compensation to emissions strategies and workforce diversity targets, positively impact business performance at all. While the company reportedly[4] rolled back some of its nonfiduciary compensation elements, shareholders deserve transparency regarding whether *any* such metrics remain in place.

As a company with obligations to both fiduciary responsibility and nondiscrimination, integration of ESG and DEI metrics into executive compensation exposes Verizon to insufficiently disclosed material risks. These risks include litigatory exposure stemming from subjective/activist criteria that may be difficult to quantify under scrutiny, regulatory uncertainty, and reputational harm, especially if compensation metrics are perceived as prioritizing ideological goals over fiduciary duty. Shareholders are right to ask Verizon to address the obvious business liability/high risk caused by diluting executive compensation with goals separate from business performance and shareholder return.

Resolved: Shareholders request that the Board of Directors of Verizon commission and publish a report, prepared at reasonable expense and omitting proprietary information, evaluating the risks to shareholder value, corporate reputation, and legal compliance associated with incorporating environmental, social, and governance (ESG) and diversity, equity, and inclusion (DEI) metrics into executive compensation plans.

---

1 https://www.verizon.com/about/sites/default/files/2025-Proxy-Statement.pdf
2 https://corpgov.law.harvard.edu/2022/03/09/the-perils-and-questionable-promise-of-esg-based-compensation/
3 https://corpgov.law.harvard.edu/2025/01/08/the-momentum-of-dei-metrics-in-incentive-programs/
4 https://www.reuters.com/sustainability/sustainable-finance-reporting/
under-pressure-us-companies-back-off-dei-pay-metrics-2025-07-09/



The Board of Directors recommends that you vote AGAINST this proposal for the following reasons:

The Board of Directors believes that the report requested by this proposal is unnecessary and would not provide value to shareholders as it seeks an evaluation of risks associated with a compensation structure that does not exist at Verizon.

As described in this Proxy Statement, Verizon does not incorporate specific diversity, equity and inclusion (DEI) or environmental, social and governance (ESG) metrics as quantitative performance targets in either the company's 2025 Short-Term Incentive (STI) Plan or 2025 Long-Term Incentive Plan. The only non-financial metric included in our 2025 STI Plan is an assessment regarding the achievement of qualitative strategic and culture goals tied to our values, leadership principles and stakeholders. This measure was designed to focus executives on initiatives that support our fundamental business objectives, including building trust with customers and employees, securing the highest standards of productivity, driving customer centricity, delivering innovation, driving long-term growth for shareholders, empowering employees and creating positive economic impact on society.

In addition, in Verizon's May 15, 2025 letter to the Chairman of the Federal Communications Commission, the company stated that we had changed the structure of the management compensation plan to remove a supplier diversity metric and the goal to increase the representation of women and minorities in the company's U.S. workforce from the prior year's representation. The letter stated that Verizon will no longer maintain any workforce diversity goals and that, consistent with guidance released by the U.S. Equal Employment Opportunity Commission, Verizon will not engage in DEI-related disparate treatment in hiring decisions.

For these reasons, the report requested by the proponent would have the Board evaluate a situation that is not present at Verizon and so would not provide useful information to shareholders.

Additional information

Additional information about our annual meeting

Our meeting details

Date, time and virtual meeting site
Thursday, May 21, 2026
10:00 AM, Eastern Daylight Time

The meeting will be held virtually via the internet at **meetnow.global/VZ2026**, where you will be able to vote electronically and submit questions during the meeting.

How to participate in the virtual Annual Meeting
Only Verizon shareholders as of the record date, March 23, 2026, may attend the Annual Meeting. You will need a control number to gain access to the meeting. The way you obtain this control number depends on how you hold your shares, as described below:

Registered shares. If you are a registered shareholder, your control number can be found on your proxy card, Notice of Internet Availability or email that you received. You do not need to register to attend the meeting.

Verizon savings plan shares. If you hold shares in a current or former Verizon savings plan, your control number can be found on the proxy card, Notice of Internet Availability or email that you received. You do not need to register to attend the meeting. You may attend the virtual meeting and submit questions, but please note that, as described in greater detail on page 88, your vote must be received before the close of business on May 18, 2026, and accordingly, you will not be able to vote your savings plan shares at the meeting.

Street name shares. If you hold your shares through a bank, broker or other institution, you must register via either of the two options below.

- **Registration in advance of the Annual Meeting.** To register in advance, you will need to provide your name, email address and a legal proxy from your bank or broker reflecting your Verizon stock holdings on the record date. Requests for registration should be directed to Computershare either by email to **legalproxy@computershare.com** (forwarding the email from your broker granting you a legal proxy, or attaching an image of your legal proxy), or by mail to Computershare, Verizon Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001. Computershare must receive your request no later than 5:00 p.m., Eastern Daylight Time, on May 18, 2026. Please include "Legal Proxy" in the subject line of your email or request by mail. You will receive a confirmation email from Computershare of your registration that contains a control number you can use to access the meeting.

- **Registration at the Annual Meeting.** We have arranged for an online registration solution to allow street name shareholders to register at the Annual Meeting provided that their bank or broker is part of this industry solution. We expect that the vast majority of street name shareholders will be able to fully participate using the control number received with their voting instruction form. Please note, however, that this option is being provided as a convenience to street name shareholders only. There is no guarantee that this option will be available for every type of street name shareholder voting control number, and the inability of a street name shareholder to register at the Annual Meeting using this option shall in no way impact the validity of the Annual Meeting. Please contact your bank or broker if you wish to confirm whether they are part of this industry solution. If they are not part of this industry solution, you will not be able to use the control number received from them to register at the Annual Meeting and will need to register in advance as described above.

Online check-in will start approximately 15 minutes before the meeting begins on May 21, 2026, and we encourage you to log in early to ensure sufficient time to complete the check-in procedures. If you need technical support to access the meeting, please call 1-888-724-2416. Technicians will be available to assist you. Technical support will be available through the conclusion of the meeting.

We intend to run the virtual meeting in a manner that will offer shareholders comparable rights and opportunities to participate as they would have during an in-person meeting. You will be able to vote your shares electronically during the meeting by clicking on the Vote icon (except for Verizon savings plan shares, as described in greater detail below), and the meeting will include a question and answer session. Questions may be submitted during the meeting through the meeting site, **meetnow.global/VZ2026**, after logging in with your control number, as described above, and clicking on the Q&A icon. In addition, registered shareholders, Verizon savings plan participants and holders of street name shares who have registered with Computershare in advance of the Annual Meeting as described above may submit questions beginning three days before the meeting date by going to **meetnow.global/VZ2026** and clicking on the Q&A icon. Questions and comments relating to company affairs and meeting matters will be addressed during the meeting as time allows. Submissions relating to personal customer service matters will be referred to the appropriate department within the company. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition and allow time for additional question topics.

This proxy statement and the 2025 Annual Report on Form 10-K are available at **www.edocumentview.com/vz**.

If you are a registered holder, you can also view or download these materials when you vote online at **www.envisionreports.com/vz**.

Our voting procedures and results

Who may vote?

Shareholders of record as of the close of business on March 23, 2026, the record date, may vote at the meeting. As of March 23, 2026, there were approximately 4.18 billion shares of common stock outstanding and entitled to vote.

How do I vote my shares?

Registered shares. If you hold your shares in your own name, you may vote by proxy in four convenient ways:



Online
Go to **www.envisionreports.com/vz** and follow the instructions. You will need to enter certain information that is printed on your proxy card or Notice of Internet Availability of Proxy Materials or included in your email notification. You can also use this website to elect to be notified by email that future proxy statements and annual reports are available online instead of receiving printed copies of those materials by mail.

Phone
Call toll-free 1-800-652-VOTE (8683) within the U.S., U.S. territories and Canada, and follow the instructions. You will need to provide certain information that is printed on your proxy card or Notice of Internet Availability of Proxy Materials or included in your email notification.

Mail
Complete, sign and date your proxy card and return it in the envelope provided.

At the virtual meeting
You may vote electronically while attending the virtual meeting by clicking on the Vote icon, as long as your shares are not held through the Verizon savings plan and you follow any applicable instructions.

Verizon savings plan shares. If you are or were an employee and hold shares in a current or former Verizon savings plan, the proxy that you submit will provide your voting instructions to the plan trustee. You may vote online, by telephone or by returning the proxy card in the envelope provided. You may attend the virtual Annual Meeting, but you cannot vote your savings plan shares during the meeting. If you do not submit a proxy, the plan trustee will vote your plan shares in the same proportion as the shares for which the trustee receives voting instructions from other participants in that plan. To allow sufficient time for the savings plan trustees to tabulate the vote of the plan shares, your vote must be received before the close of business on May 18, 2026.

Street name shares. If you hold shares through a bank, broker or other institution, you will receive material from that firm explaining how to vote.

How does voting by proxy work?

The Board is soliciting your proxy. By giving us your proxy, you authorize the proxy committee to vote your shares in accordance with the instructions you provide. You may vote for or against any or all of the Director candidates and any or all of the other proposals. You may also abstain from voting.

Your proxy provides voting instructions for all Verizon shares that are registered in your name on March 23, 2026, and all shares that you hold in a current or former Verizon savings plan or in your Verizon Direct Stock Purchase and Dividend Reinvestment Plan account.

If you return your signed proxy card but do not specify how to vote, the proxy committee will vote your shares in favor of the Director candidates listed on the proxy card, in favor of the advisory vote to approve executive compensation, in favor of the 2026 LTIP and in favor of the ratification of the independent registered public accounting firm. Unless instructed otherwise, the proxy committee will vote your shares against each of the shareholder proposals. The proxy committee also has the discretionary authority to vote your shares on any other matter that is properly brought before the Annual Meeting.

Can I change my vote?

Registered shares. If you hold your shares in your own name, you can revoke your proxy before it is exercised by delivering a written notice to the Assistant Corporate Secretary at the address provided under "Contacting us." You can change your vote by voting again online or by telephone or by returning a later-dated proxy card to Computershare Trust Company, N.A. at the address provided under "Contacting us." Your changed vote must be received before the polls close at the Annual Meeting. You can also change your vote by voting electronically during the virtual meeting.

Verizon savings plan shares. If you hold shares in a current or former Verizon savings plan, you can change your voting instructions for those shares by voting again online or by telephone or by returning a later-dated proxy card to Computershare Trust Company, N.A. at the address provided under "Contacting us." To allow sufficient time for the savings plan trustees to tabulate the vote of the plan shares, your changed vote must be received before the close of business on May 18, 2026.

Street name shares. If you hold your shares through a bank, broker or other institution, you can change your voting instructions for those shares by voting again online or by telephone. Please check with that firm for additional instructions on how to revoke your proxy or change your vote. You can also change your vote by voting electronically during the virtual meeting by clicking on the Vote icon.

What vote is required to elect a Director or approve a proposal?

Directors are elected by a majority of the votes cast in an uncontested election. The affirmative vote of a majority of the votes cast is required to approve each of the other management and shareholder proposals.

In order to officially conduct the meeting, we must have a quorum present. This means that at least a majority of the outstanding shares of Verizon common stock that are eligible to vote must be represented by attending the virtual meeting or by proxy. If a quorum is not present, we will reschedule the Annual Meeting for a later date.

How are the votes counted?

Each share is entitled to one vote on each Director nominee and on each matter presented at the Annual Meeting. Shares owned by Verizon, which are called treasury shares, do not count toward the quorum and are not voted.

Abstentions. We do not count abstentions in determining the total number of votes cast on any item, and under applicable law, abstentions are not considered shares voted. We only count abstentions in determining whether a quorum is present. This means that abstentions have no effect on the election of Directors or on the outcome of the vote on any other proposal.

Failures to vote. Failures to vote will have no effect on the election of Directors or on the outcome of the vote on any other proposal.

Broker non-votes. Broker non-votes will have no effect on the election of Directors or on the outcome of the vote on any other proposal.

Is my vote confidential?

It is our policy to maintain the confidentiality of proxy cards, ballots and voting tabulations that identify individual shareholders, except where disclosure is required by law and in other limited circumstances.

Where can I find the voting results of the Annual Meeting?

We will report the voting results on a Current Report on Form 8-K filed with the SEC no later than May 28, 2026. We will also post the voting results on the Corporate Governance section of our website at **www.verizon.com/about/investors/corporate-governance** promptly after the meeting.

Who tabulates and certifies the vote?

Computershare Trust Company, N.A. will tabulate the vote, and independent inspectors of election will certify the results.

Proxy materials

May I receive my materials electronically?

We encourage shareholders to sign up for electronic delivery of future proxy materials.

- Registered shareholders may sign up when voting online at **www.envisionreports.com/vz**.
- If your shares are held by a bank, broker or other institution, follow the instructions provided by that firm.
- If you are a registered shareholder and have enrolled in Computershare's Investor Center, you may sign up by accessing your account at **www.computershare.com/verizon** and clicking on "Update Profile" and then "Communication Preferences."

Once you sign up for electronic delivery, you will no longer receive a printed copy of the proxy materials unless you specifically request one. Each year you will receive an email explaining how to access the proxy materials online as well as how to vote your shares online. If you are a registered shareholder, you may suspend electronic delivery of the proxy materials at any time by accessing your account through Computershare's Investor Center at **www.computershare.com/verizon** and clicking on "Update Profile" and then "Communication Preferences." If your shares are held by a bank, broker or other institution, and you wish to suspend electronic delivery, follow the instructions provided by that firm.

There are several shareholders at my address. Why did we receive only one set of proxy materials?

For registered shareholders, we employ a procedure called "householding" that was approved by the SEC. This means that we send only one notice or one proxy statement and 2025 Annual Report on Form 10-K to any registered shareholders sharing the same last name and home address, regardless of how many shareholders reside at that address, unless a shareholder submits a request to Computershare to receive individual copies using one of the methods shown under "Contacting us."

If you would like to receive individual copies of the proxy materials, we will provide them promptly. Please send your request to Computershare using one of the methods shown under "Contacting us." Householding does not apply to shareholders who have signed up for electronic delivery of proxy materials.

How can I request a single set of proxy materials for my household?

If you are a registered shareholder and you are receiving more than one set of proxy materials, please contact Computershare by one of the methods shown under "Contacting us" to request a single set. This request will become effective approximately 30 days after receipt and will remain in effect for future mailings unless you or another registered shareholder within your household changes the instruction or provides Computershare with a new mailing address.

If you hold your shares through a broker, bank or other institution, you can contact that firm to request a single set of proxy materials from that firm.

Who is Verizon's proxy solicitor?

Innisfree M&A Incorporated is helping us distribute proxy materials and solicit votes for a base fee of $30,000, plus reimbursable expenses and customary charges. In addition to solicitations by mail, Verizon employees and the proxy solicitor may solicit proxies in person or by telephone. Verizon will bear the cost of soliciting proxies.

Shareholder proposals

How do I submit a shareholder proposal to be included in the proxy statement for next year's annual meeting of shareholders?

Any shareholder may submit a proposal to be included in the proxy statement for the 2027 annual meeting of shareholders by sending it to the Assistant Corporate Secretary at Verizon Communications Inc., 1095 Avenue of the Americas, New York, New York 10036. We must receive the proposal no later than December 7, 2026. We are not required to include any proposal in our proxy statement that we receive after that date or that does not comply with applicable SEC rules.

How do I nominate a Director to be included in the proxy statement for next year's annual meeting of shareholders?

Under the "proxy access" provisions of our bylaws, any shareholder or group of up to 20 shareholders who have maintained continuous qualifying ownership of at least 3% or more of Verizon's outstanding common stock for at least the previous three years may include a specified number of Director nominees in our 2027 proxy materials. The bylaws require that the shareholder proponents:

- Notify us in writing between November 7, 2026 and December 7, 2026; and
- Provide the additional required information and comply with the other requirements contained in our bylaws.

How do I otherwise nominate a Director or bring other business before next year's annual meeting?

Under our bylaws, a shareholder may nominate an individual to serve as a Director or bring other business before the 2027 annual meeting of shareholders. The bylaws require that the shareholder:

- Notify us in writing between January 21, 2027, and February 20, 2027;
- Include his or her name, record address and Verizon share ownership;
- Update this information as of the record date and after any subsequent change; and
- Comply with all applicable requirements of Rule 14a-19 under the Securities Exchange Act of 1934.

The notice required for any such nomination must be sent to the Assistant Corporate Secretary at Verizon Communications Inc., 1095 Avenue of the Americas, New York, New York 10036. Shareholders may request a copy of the bylaw requirements by writing to the Assistant Corporate Secretary at that address.

Must a shareholder proponent appear at the virtual Annual Meeting to present his or her proposal?

A shareholder proponent or the proponent's qualified representative must attend the virtual Annual Meeting to present the proposal. Under our bylaws, in the event a qualified representative of a shareholder proponent will appear at the annual meeting to present the proposal, the shareholder proponent must provide notice of the designation, including the identity of the representative, to the Assistant Corporate Secretary at the address specified under "Contacting us" at least 48 hours prior to the meeting.

Contacting us

How to contact Verizon

If you need more information about the annual meeting or would like copies of any of the materials posted on the Corporate Governance section of our website, please write to:

Assistant Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

How to contact our transfer agent

If you are a registered shareholder, please direct all questions concerning your proxy card or voting procedures to our transfer agent, Computershare Trust Company, N.A. You should also contact Computershare if you have questions about your stock account, stock certificates, dividend checks or transferring ownership. Computershare can be reached:

By mail:
Verizon Communications Shareowner Services
c/o Computershare
P.O. Box 43006
Providence, RI 02940-3006

By telephone:
1-800-631-2355 (U.S.)
1-866-725-6576 (International)
1-800-952-9245 (hearing impaired)

By email:
verizon@computershare.com

Online:
www.computershare.com/verizon

For information about the Direct Stock Purchase and Dividend Reinvestment Plan, as well as direct deposit of your dividend, go to **www.verizon.com/about/investors/shareowner-services**.

Other business

Verizon is not aware of any other matters that will be presented at the annual meeting. If other matters are properly introduced, the proxy committee will vote the shares it represents in accordance with its judgment.

By Order of the Board of Directors,

William L. Horton, Jr.
Senior Vice President,
Deputy General Counsel and
Corporate Secretary

April 6, 2026

Appendix A

Non-GAAP Measures

The following tables reconcile our adjusted operating income and cash flows from operations for Short-Term Incentive Plan, adjusted free cash flow and earnings per share for Long-Term Incentive Plan and adjusted earnings per share for Pay versus Performance, presented on pages 29, 33 - 35 and 63 to the most comparable metrics under U.S. generally accepted accounting principles (GAAP).

Operating income reconciliation for Short-Term Incentive Plan

	(dollars in billions)
Year ended December 31,	**2025**
Reported operating income	$ 29.3
Amortization of acquisition-related intangible assets	0.8
Severance charges	1.7
Asset and business rationalization	0.6
Acquisition and integration related charges	0.1
Adjusted operating income*	**$ 32.4**
Adjusted operating income for Short-Term Incentive Plan*	**$ 32.4**

* May not add due to rounding.

Cash flows from operations reconciliation for Short-Term Incentive Plan

	(dollars in billions)
Year ended December 31,	**2025**
Net cash provided by operating activities	$ 37.1
Tax Reform impact	(2.2)
Adjusted cash flow from operations*	**$ 35.0**
Adjusted cash flow from operations for Short-Term Incentive Plan*	**$ 35.0**

* May not add due to rounding.

Free cash flow reconciliation for Long-Term Incentive Plan

					(dollars in billions)
Years ended December 31,		**2023**		**2024**	**2025**
Net cash provided by operating activities		$ 37.5		$ 36.9	$ 37.1
Capital expenditures (including capitalized software)		(18.8)		(17.1)	(17.0)
Free cash flow*		$ 18.7		$ 19.8	$ 20.1
Proceeds from monetization of tower assets		–		(2.0)	–
Severance payments related to Voluntary Separation Program		–		0.6	0.6
Tax Reform impact		–		–	(2.2)
Adjusted free cash flow for Long-Term Incentive Plan*		$ 18.7		$ 18.4	$ 18.6
Cumulative adjusted free cash flow for Long-Term Incentive Plan					$ 55.7

* May not add due to rounding.
Note: cumulative adjusted free cash flow represents the sum of the three years presented.

Earnings per share reconciliation for Long-Term Incentive Plan

					(per share amounts)
Years ended December 31,		**2023**		**2024**	**2025**
Reported earnings per share		$ 2.75		$ 4.14	$ 4.06
Amortization of acquisition-related intangible assets		0.15		0.14	0.13
Severance, pension and benefits charges		0.27		0.21	0.38
Verizon Business Group goodwill impairment		1.37		–	–
Asset and business rationalization		0.09		0.07	0.10
Non-strategic business shutdown		0.02		–	–
Business transformation costs		0.03		–	–
Legal settlement		0.02		–	–
Legacy legal matter		–		0.02	–
Acquisition and integration related charges		–		–	0.03
Adjusted earnings per share*		$ 4.71		$ 4.59	$ 4.71
Cumulative adjusted earnings per share for Long-Term Incentive Plan					$ 14.01

* May not add due to rounding.
Note: cumulative adjusted earnings per share represents the sum of the three years presented.

Earnings per share reconciliation for Pay versus Performance

					(per share amounts)
Years ended December 31,	2021	2022	2023	2024	2025
Reported earnings per share	$ 5.32	$ 5.06	$ 2.75	$ 4.14	$ 4.06
Amortization of acquisition-related intangible assets	0.11	0.15	0.15	0.14	0.13
Loss on spectrum licenses	0.04	–	–	–	–
Net early debt redemption costs	0.63	0.22	–	–	–
Severance, pension and benefits (credits) charges	(0.39)	(0.25)	0.27	0.21	0.38
Net gain from dispositions of assets and businesses	(0.20)	–	–	–	–
Verizon Business Group goodwill impairment	–	–	1.37	–	–
Asset and business rationalization	–	–	0.09	0.07	0.10
Non-strategic business shutdown	–	–	0.02	–	–
Business transformation costs	–	–	0.03	–	–
Legal settlement	–	–	0.02	–	–
Legacy legal matter	–	–	–	0.02	–
Acquisition and integration related charges	–	–	–	–	0.03
Adjusted earnings per share*	**$ 5.50**	**$ 5.18**	**$ 4.71**	**$ 4.59**	**$ 4.71**

* May not add due to rounding.

Appendix B

2026 VERIZON COMMUNICATIONS INC. LONG-TERM INCENTIVE PLAN

Contents

Article 1. Effective Date, Objectives, and Duration

1.1 **Effective Date of the Plan.** Verizon Communications Inc., a Delaware corporation (hereinafter referred to as the "Company"), maintains this 2026 Verizon Communications Inc. Long-Term Incentive Plan (the "Plan"). The Company's Board of Directors approved the Plan on March 26, 2026 (the "Board Approval Date"), subject to approval by the Company's shareholders. The Plan shall become effective on the date on which the Plan is approved by the Company's shareholders (the "Effective Date"), which approval must occur not later than one year after the Board Approval Date.

The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, and Other Awards, including Stock Appreciation Rights.

1.2 **Objectives of the Plan.** The objectives of the Plan are to provide the Company with the flexibility to grant Awards that help align Participants' interests with those of the Company's shareholders; to provide Participants with incentives for excellence in performance; to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Participants who make significant contributions to the Company's success; and to allow Participants to share in the success of the Company.

1.3 **Duration of the Plan.** The Plan shall commence on the Effective Date and shall remain in effect, subject to the right of the Committee to amend or terminate the Plan at any time pursuant to Article 15 hereof, until all Shares subject to the Plan shall have been purchased, acquired, or forfeited, and all cash Awards shall have been paid or forfeited, pursuant to the Plan's provisions. In no event, however, may an Award be granted more than ten (10) years after the Effective Date.

Article 2. Definitions

Whenever the following terms are used in the Plan, with their initial letter(s) capitalized, they shall have the meanings set forth below:

2.1 **"2017 Plan"** means the 2017 Verizon Communications Inc. Long-Term Incentive Plan, as amended from time to time.

2.2 **"Award"** means, individually or collectively, a grant under the Plan of Nonqualified Stock Options, Incentive Stock Options, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, or Other Awards.

2.3 **"Award Agreement"** means an agreement entered into by the Company and a Participant, or another instrument (which, for clarity, includes any electronic notice of grant) prepared by the Company in lieu of such an agreement, setting forth the terms and conditions applicable to an Award pursuant to Article 10 hereof.

2.4 **"Beneficial Owner"** or **"Beneficial Ownership"** shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act, as amended from time to time, or any successor rule.

2.5 **"Board"** or **"Board of Directors"** means the Board of Directors of the Company.

2.6 **"Board Approval Date"** shall have the meaning ascribed to such term in Section 1.1 hereof.

2.7 **"Change in Control"** means a change in control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act, whether or not the Company is then subject to such reporting requirement; provided that, without limitation, such a Change in Control shall be deemed to have occurred if:

(a)   Any Person becomes a Beneficial Owner of shares of one or more classes of stock of the Company representing twenty percent (20%) or more of the total voting power of the Company's then outstanding voting stock; or

(b)   The Company and any Person consummate a merger, consolidation, reorganization, or other business combination; or

(c)   The Board adopts resolutions authorizing the liquidation or dissolution, or sale to any Person of all or substantially all of the assets, of the Company.

Notwithstanding the provisions of Section 2.7 (a), (b), and (c) hereof, a Change in Control shall not occur if:

(i)   The Company's voting stock outstanding immediately before the consummation of the transaction will represent no less than forty-five percent (45%) of the combined voting power entitled to vote for the election of directors of the surviving parent corporation immediately following the consummation of the transaction; and

(ii)   Members of the Incumbent Board will constitute at least one-half of the board of directors of the surviving parent corporation; and

(iii) The Chief Executive Officer or co-Chief Executive Officer of the Company will be the chief executive officer or co-chief executive officer of the surviving parent corporation; and

(iv)   The headquarters of the surviving parent corporation will be located in New York, New York.

For the purposes of this Section 2.7, "Person" means any corporation, partnership, firm, joint venture, association, individual, trust, or other entity, but does not include the Company or any of its wholly-owned or majority-owned subsidiaries, employee benefit plans, or related trusts; and "Incumbent Board" means those persons who either (A) have been members of the Board of Directors of the Company since January 1, 2026, or (B) are new Directors whose election by the Board of Directors or nomination for election by the shareholders of the Company was approved by a vote of at least three-fourths of the members of the Incumbent Board then in office who either were Directors described in clause (A) hereof or whose election or nomination for election was previously so approved, but shall not include any Director elected as a result of an actual or threatened solicitation of proxies by any Person.

2.8 **"Code"** means the Internal Revenue Code of 1986, as amended from time to time.

2.9 **"Committee"** means the Human Resources Committee of the Board or any other committee (or the Board, if the Board so determines) appointed by the Board to administer the Plan.

2.10 **"Company"** means Verizon Communications Inc., a Delaware corporation, and any successor thereto as provided in Article 19 hereof.

2.11 **"Director"** means any individual who is a member of the Board.

2.12 **"Effective Date"** shall have the meaning ascribed to such term in Section 1.1 hereof.

2.13 **"Employee"** means any employee of the Company or of a Subsidiary. Directors who are employed by the Company or by a Subsidiary shall be considered Employees under the Plan.

2.14 **"Exchange Act"** means the Securities Exchange Act of 1934, as amended from time to time, or any successor statute.

2.15 **"Fair Market Value"** means the closing price of Shares on the principal securities exchange on which the Shares are traded or, if there are no such sales on the relevant date, then the closing price of Shares on the date or dates that the Committee determines, in its sole discretion, to be appropriate for purposes of valuation.

2.16 **"Freestanding SAR"** means an SAR that is granted independently of any Option, as described in Sections 9.3 through 9.7 hereof.

2.17 **"Incentive Stock Option"** or **"ISO"** means an Option that is designated by the Committee as an Incentive Stock Option.

2.18 **"Insider"** means an individual who is determined by the Company to be subject to the reporting requirements of Section 16(a) of the Exchange Act on the relevant date.

2.19 **"Non-Employee Director"** means (a) a Director who is not an Employee or (b) a member of the board of directors (or comparable governing body) of a Subsidiary who is not an Employee.

2.20 **"Nonqualified Stock Option"** or **"NQSO"** means an Option that is not designated by the Committee as an Incentive Stock Option.

2.21 **"Option"** means an Incentive Stock Option or a Nonqualified Stock Option granted pursuant to Article 6 hereof.

2.22 **"Option Price"** means the price at which a Share may be purchased by a Participant pursuant to an Option, as provided in Section 6.2 hereof.

2.23 **"Other Award"** means an Award granted to a Participant pursuant to Article 9 hereof.

2.24 **"Participant"** means an Employee or Non-Employee Director who has been selected to receive an Award or who holds an outstanding Award.

2.25 **"Performance Period"** means the period during which performance goals must be met for purposes of Article 8 hereof.

2.26 **"Performance Share"** means an Award granted pursuant to Article 8 hereof, which, on the date of grant, shall have a value equal to the Fair Market Value of a Share on that date.

2.27 **"Performance Unit"** means an Award granted pursuant to Article 8 hereof, which, on the date of grant, shall have a value equal to not less than the Fair Market Value of a Share on that date.

2.28 **"Plan"** means the 2026 Verizon Communications Inc. Long-Term Incentive Plan as set forth herein and as it may be amended from time to time.

2.29 **"Restricted Stock"** means an Award granted pursuant to Section 7.1 hereof.

2.30 **"Restricted Stock Unit"** means an Award granted pursuant to Section 7.5 hereof.

2.31 **"Restriction Period"** means the period during which the transfer of Shares of Restricted Stock is limited in some way (based on the passage of time, the achievement of performance goals, or the occurrence of other events determined by the Committee in its discretion), and the Shares are subject to a substantial risk of forfeiture, as provided in Article 7 hereof.

2.32 **"Share"** means a share of common stock of the Company.

2.33 **"Share Pool"** means the number of Shares available for grant under the Plan as provided in Section 4.1 hereof, as adjusted pursuant to Sections 4.2 and 4.3 hereof.

2.34 **"Shareholder Approval Date"** means the date the Plan is approved by the Company's shareholders.

2.35 **"Stock Appreciation Right"** or **"SAR"** means an Award, granted either alone or in connection with a related Option, pursuant to the terms of Sections 9.3 through 9.7 hereof.

2.36 **"Subsidiary"** means (a) a corporation, partnership, joint venture, or other entity in which the Company has an ownership interest of at least fifty percent (50%), and (b) any corporation, partnership, joint venture, or other entity in which the Company holds an ownership interest of less than fifty percent (50%) but which, in the discretion of the Committee, is treated as a Subsidiary for purposes of the Plan.

2.37 **"Tandem SAR"** means an SAR granted with respect to a Share pursuant to Sections 9.3 through 9.7 hereof in connection with a related Option, under which (a) the exercise of the SAR with respect to the Share shall cancel the right to purchase such Share under the related Option and (b) the purchase of the Share under the related Option shall cancel the right to exercise the SAR with respect to such Share.

Article 3. Administration

3.1 **General.** The Plan shall be administered by the Committee which, except as otherwise determined by the Board in its discretion, shall consist exclusively of two (2) or more Directors who the Board has determined are non-employee directors within the meaning of the rules promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act. The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of, the Board. The Committee shall have the authority to delegate administrative duties, including the authority to respond to and decide claims or appeals under the Plan and to interpret the Plan terms, to the Executive Vice President and Chief Administrative Officer of the Company (or other executive officer of the Company as may be specified by the Committee from time to time). The Committee may not delegate its authority with respect to non-ministerial actions with respect to Insiders.

3.2 **Authority of the Committee.** Except as limited by law or by the Certificate of Incorporation or Bylaws of the Company, and subject to the provisions hereof, the Committee shall have full power in its discretion to select Employees who shall participate in the Plan; determine the sizes and types of Awards; determine the terms and conditions of Awards; establish the installment(s) (if any) in which Awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based vesting requirements), or determine that no delayed exercisability or vesting is required, determine the extent (if any) to which any applicable exercise and vesting requirements have been satisfied, and establish the events (if any) of termination, expiration or reversion of Awards; determine the price (if any) for the Awards or the Shares acquired under an Award (which price may be paid in cash, Shares, or any other form of lawful consideration, as determined by the Committee); accelerate, waive or extend the vesting or exercisability, or modify or extend the term of, any or all outstanding Awards (in the case of Options or SARs, within the maximum ten-year term of such awards); determine the date of grant of an Award, which may be a designated date after but not before the date of the Committee's action to approve the Award (unless otherwise designated by the Committee, the date of grant of an Award shall be the date upon which the Committee took the action approving the Award); determine whether, and the extent to which, adjustments are required pursuant to Section 4.2; construe and interpret the Plan and any Award Agreement or other agreement or instrument entered into or issued under the Plan; establish, amend, or waive rules and regulations for the Plan's administration; and (subject to the provisions of Article 15 hereof) amend the terms and conditions of or waive any of the Company's rights with respect to any outstanding Award. Further, the Committee shall make all other determinations that may be necessary or advisable for the administration of the Plan.

3.3 **Decisions Binding.** All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders and resolutions of such committee shall be final, conclusive, and binding on all persons, including the Company, its shareholders, Directors, Non-Employee Directors, Employees, Participants, and their estates and beneficiaries.

Article 4. Shares Subject to the Plan and Maximum Awards

4.1   Number of Shares Available for Grants.

(a)   Shares that may be issued pursuant to Awards may be either authorized and unissued Shares, or authorized and issued Shares held in the Company's treasury, or any combination of the foregoing.

(b)   Subject to adjustment as provided in Section 4.3 hereof, there shall be reserved for issuance under Awards granted under the Plan a number of Shares (the "Share Pool") determined as the sum of: (i) 95,000,000; plus (ii) the number of Shares available for additional award grant purposes under the 2017 Plan as of the Shareholder Approval Date and determined immediately prior to the termination of the authority to grant new awards under the 2017 Plan as of that date; plus (iii) the number of Shares subject to any restricted stock awards, restricted stock unit awards, performance share awards, or other awards granted under the 2017 Plan and outstanding on the Shareholder Approval Date (or any applicable portion of such awards) that, after the Shareholder Approval Date, are paid in the form of cash (if originally awarded in Shares and such Shares were counted against the "Share Pool" under the 2017 Plan on the Shareholder Approval Date); plus (iv) the number of Shares subject to any restricted stock awards, restricted stock unit awards, performance share awards, or other awards granted under the 2017 Plan and outstanding on the Shareholder Approval Date (or any applicable portion of such awards) that, after the Shareholder Approval Date, are cancelled, terminated, expire or are forfeited or any reason.

(c)   Of the total number of Shares in the Share Pool, not more than 20,000,000 of such Shares shall be available for issuance pursuant to the exercise of Incentive Stock Options.

(d)   The maximum aggregate number of Shares with respect to which all Awards may be granted in a single calendar year to an individual Participant may not exceed 3,000,000 Shares. The maximum aggregate number of Shares with respect to which Options and SARs may be granted in a single calendar year to an individual Participant may not exceed 3,000,000 Shares.

4.2   Share Pool Adjustments.

(a)   The following Awards and payouts shall reduce, on a Share-for Share basis, the number of Shares available for issuance under the Share Pool:

1)   An Award of an Option;
2)   An Award of an SAR (except a Tandem SAR);
3)   An Award of Restricted Stock;
4)   An Award of a Restricted Stock Unit payable in Shares;
5)   An Award of a Performance Share;
6)   An Award of a Performance Unit payable in Shares; and
7)   Other Awards payable in Shares.

(b)   The following transactions shall restore, on a one-for-one basis, the number of Shares available for issuance under the Share Pool:

(1)   A payout of a SAR, Restricted Stock, Restricted Stock Unit, Performance Unit, Performance Share, or Other Award, in each case in the form of cash if originally awarded in Shares; and

(2) A cancellation, termination, expiration, or forfeiture for any reason (with the exception of the termination of a Tandem SAR upon exercise of the related Option, or the termination of a related Option upon exercise of the corresponding Tandem SAR) of any Award payable in Shares or Shares subject to an Award.

However, Shares used to pay an Option Price or tax withholding obligation with respect to an Award (including, for this purpose, any Shares used to pay an Option Price or tax withholding obligation with respect to an award granted under the 2017 Plan) after the Effective Date shall not be added back to the Share Pool (regardless of whether the Shares so used were previously acquired Shares or Shares withheld that otherwise would have been acquired on exercise or payment of the Award). In addition, the total number of Shares subject to the portion of a stock-settled SAR that is exercised shall not be added back to the Share Pool regardless of whether a lesser number of Shares is actually delivered upon the exercise of the SAR. The Company may not increase the Shares available for issuance under the Share Pool by repurchasing Shares on the market (by using cash received through the exercise of Options or otherwise).

4.3 **Required Adjustments in Authorized Shares.** In the event of any change in corporate capitalization, such as a stock split, or a corporate transaction, such as any merger, consolidation, separation, including a spin-off, or other distribution of stock or property of the Company, any reorganization (whether or not such reorganization comes within the definition of such term in Code Section 368) or any partial or complete liquidation of the Company, such adjustment shall be made in the number and class of Shares available for grants under Section 4.1 hereof, in the number and class of and/or price of Shares subject to outstanding Awards, and in the per-Participant Award limits set forth in Section 4.1 hereof, as determined to be appropriate and equitable by the Committee, to prevent dilution or enlargement of the benefits available under the Plan and of the rights of Participants; provided that the number of Shares subject to any Award shall always be a whole number. In a stock-for-stock acquisition of the Company, the Committee may, in its discretion, substitute securities of another issuer for any Shares subject to outstanding Awards.

4.4 **Limit on Non-Employee Director Awards.** Effective beginning with calendar year 2026, the maximum number of Shares subject to those Awards that are granted under the Plan during any one calendar year to an individual who, on the grant date of the award, is a Non-Employee Director is the number of Shares that produce a grant date fair value for the Award that, when combined with the grant date fair value of any other Awards granted under the Plan during that same calendar year to that individual in his or her capacity as a Non-Employee Director, is $600,000. For purposes of this Section 4.4, "grant date fair value" means the value of the Award as of the date of grant of the Award and as determined using the equity award valuation principles applied in the Company's financial reporting. The limits of this Section 4.4 do not apply to, and shall be determined without taking into account, any Award granted to an individual who, on the date of grant of the Award, is an officer or employee of the Company or one of its Subsidiaries. The limits of this Section 4.4 apply on an individual basis and not on an aggregate basis to all Non-Employee Directors as a group.

Article 5. Eligibility and Participation

5.1 **Eligibility.** All Employees and Non-Employee Directors are eligible to participate in the Plan.

5.2 **Actual Participation.** Subject to the provisions of the Plan, the Committee may, from time to time, select from all Employees those to whom Awards shall be granted and shall determine the nature and size of each Award.

Article 6. Stock Options

6.1 **Grant of Options.** Subject to the terms of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee.

6.2 **Option Price.** The Option Price under each Option will not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted. Except for an adjustment pursuant to Section 4.3, the Committee may not (1) amend an outstanding Option to reduce its Option Price, (2) cancel, exchange, or surrender an outstanding Option in exchange for cash or other awards (including, without limitation, any cash buy-out of an underwater Option) for the purpose of repricing the award, or (3) cancel, exchange, or surrender an outstanding Option in exchange for an Option or SAR with an Option Price or grant price that is less than the Option Price of the original award.

6.3 Term of Options. Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided that no Option shall be exercisable after the tenth (10th) anniversary of its date of grant.

6.4 Exercise of Options. Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions (if any) as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant. Options shall be exercised by the delivery of a written notice of exercise to the Company (or completion of such electronic exercise procedures as the Committee may prescribe), setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

6.5 Payment. When an Option is exercised, the Option Price shall be payable to the Company in full either:

(a) In cash or its equivalent; or

(b) By tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Option Price (provided that, unless otherwise provided by the Committee, the Shares that are tendered must have been held by the Participant for at least six (6) months prior to their tender to satisfy the Option Price); or

(c) By a combination of (a) and (b).

The Committee also may allow broker-assisted exercise as permitted under Federal Reserve Board's Regulation T, subject to applicable securities law restrictions, or by the withholding of Shares otherwise deliverable upon exercise of an Option, or by any other means that the Committee determines to be consistent with the Plan's purpose and applicable law.

Subject to any governing rules or regulations, as soon as practicable after receipt of a notification of exercise and full payment of the Option Price, the Company shall deliver to the Participant, in the Participant's name (or, at the direction of the Participant, jointly in the names of the Participant and the Participant's spouse), the Shares purchased under the Option(s).

6.6 Limitations on ISOs. Notwithstanding anything in the Plan to the contrary, to the extent required from time to time by the Code and/or applicable regulations, the following additional provisions shall apply to the grant of Options that are intended to qualify as ISOs:

(a) Fair Market Value Limitation. The aggregate Fair Market Value (determined as of the date the ISO is granted) of the Shares with respect to which ISOs are exercisable for the first time by any Participant during any calendar year (under all plans of the Company (or any parent or subsidiary corporation within the meaning of Code Section 424)) shall not exceed one hundred thousand dollars ($100,000) or such other amount as may subsequently be specified by the Code and/or applicable regulations; provided that, to the extent that such limitation is exceeded, any Options on Shares with a Fair Market Value in excess of such amount shall be deemed to be NQSOs.

(b) Code Section 422. ISOs may only be granted to Employees of the Company (or any parent or subsidiary corporation within the meaning of Code Section 424). ISOs shall contain such other provisions as the Committee shall deem advisable, but shall in all events be consistent with and contain or be deemed to contain all provisions required in order to qualify as ISOs. Moreover, all ISOs must be granted within ten (10) years from the Effective Date. If an otherwise-intended ISO fails to meet the applicable requirements of Section 422 of the Code, the Option shall be a NQSO.

Article 7. Restricted Stock and Restricted Stock Units

7.1 **Grant of Restricted Stock.** Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock to Participants in such amounts and upon such terms as the Committee shall determine.

7.2 **Restrictions.**

(a) The Committee shall impose such conditions and/or restrictions on any Shares of Restricted Stock as the Committee may determine including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock, restrictions based upon the achievement of specific performance goals (Company-wide, divisional, and/or individual), time-based restrictions on vesting following the attainment of the performance goals, and/or restrictions under applicable federal or state securities laws.

(b) The Company may retain the certificates representing Shares of Restricted Stock in the Company's possession, or provide for appropriate notations as to any applicable conditions and/or restrictions on any such Shares recorded in book entry form, until such time as all conditions and/or restrictions applicable to such Shares have been satisfied.

(c) Except as otherwise provided in this Article 7, Shares of Restricted Stock that have not yet been forfeited or canceled shall become freely transferable (subject to any restrictions under applicable securities laws) by the Participant after the last day of the applicable Restriction Period.

7.3 **Voting Rights.** Participants holding Shares of Restricted Stock may be granted full voting rights with respect to those Shares during the Restriction Period.

7.4 **Dividends and Other Distributions.** During the Restriction Period, Participants holding Shares of Restricted Stock may be credited with regular cash dividends paid with respect to such Shares while they are so held. Subject to Section 9.2, the Committee may apply any restrictions to the dividends that the Committee deems appropriate.

7.5 **Restricted Stock Units.** In lieu of or in addition to any Awards of Restricted Stock, the Committee may grant Restricted Stock Units to any Participant, subject to the terms and conditions of this Article 7 being applied to such Awards as if those Awards were for Restricted Stock and subject to such other terms and conditions as the Committee may determine. Each Restricted Stock Unit shall have an initial value that is at least equal to the Fair Market Value of a Share on the date of grant. Restricted Stock Units may be paid at such time as the Committee may determine in its discretion, and payments may be made in a lump sum or in installments, in cash, Shares, or a combination thereof, as determined by the Committee in its discretion.

Article 8. Performance Units and Performance Shares

8.1 **Grant of Performance Units/Shares.** Subject to the terms of the Plan, Performance Units, and/or Performance Shares may be granted to Participants in such amounts and upon such terms, and at any time and from time to time, as shall be determined by the Committee.

8.2 **Value of Performance Units/Shares.** Each Performance Unit shall have an initial value that will not be less than the Fair Market Value of a Share on the date of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the date of grant. The Committee shall set performance goals in its discretion that, depending on the extent to which they are met, shall determine the number and/or value of Performance Units/Shares that shall be paid out to the Participant.

8.3 **Earning of Performance Units/Shares.** Subject to the terms of the Plan, after the applicable Performance Period has ended, the holder of Performance Units/Shares shall be entitled to receive payout with respect to the number and value of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

8.4 Form and Timing of Payment of Performance Units/Shares.

(a) Unless the Committee determines otherwise in its discretion, payment of earned Performance Units/Shares shall be made in a single lump sum following the close of the applicable Performance Period and no later than 2-1/2 months after the calendar year following the calendar year in which the Performance Period ends. Subject to the terms of the Plan, the Committee, in its discretion, may direct that earned Performance Units/Shares be paid in the form of cash or Shares (or in a combination thereof) that have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares on the last trading day immediately before the close of the applicable Performance Period or on the last trading day immediately before the payment of such awards, as determined by the Committee and provided in the applicable Award Agreement. Such Shares may be granted subject to any restrictions deemed appropriate by the Committee.

(b) Participants may, at the discretion of the Committee, be entitled to exercise voting rights with respect to such Shares.

Article 9. Other Awards

9.1 In General. Subject to the terms of the Plan, the Committee may grant any types of Awards other than those that are specifically set forth in Articles 6 through 8 hereof, including, but not limited to, SARs, the payment of Shares in lieu of cash under any Company incentive bonus plan or program, or Share bonuses. Subject to the terms of the Plan, including the remaining provisions of this Article 9, the Committee, in its sole discretion, shall determine the terms and conditions of such Other Awards. Other Awards may include Restricted Stock Units that are fully vested at grant.

9.2 Dividend and Dividend Equivalent Rights. Dividend equivalent rights may be granted as a separate Award or in connection with another Award under this Plan; provided, however, that dividend equivalent rights may not be granted as to an Option or SAR granted under the Plan. Any dividends and/or dividend equivalents as to an Award (other than an Option or SAR) that is subject to vesting conditions will only vest and be paid to the same extent that the related vesting conditions of the Award are satisfied (or, in the case of Restricted Stock or other Award where the dividend must be paid on outstanding Shares as a matter of law, the Award will provide for the forfeiture or repayment of any dividends on the Shares subject to the Award to the extent the Award does not vest).

9.3 Grant of SARs. Subject to the terms and conditions of the Plan, SARs may be granted to Participants at any time and from time to time as shall be determined by the Committee. The Committee may grant Freestanding SARs, Tandem SARs, or any combination of these forms of SAR. Except for an adjustment pursuant to Section 4.3, the Committee may not (1) amend an outstanding SAR to reduce the grant price of the SAR, (2) cancel, exchange, or surrender an outstanding SAR in exchange for cash or other awards (including, without limitation, any cash buy-out of an underwater SAR) for the purpose of repricing the award, or (3) cancel, exchange, or surrender an outstanding SAR in exchange for an Option or SAR with an Option Price or grant price that is less than the grant price of the original award.

The Committee shall have complete discretion in determining the number of SARs granted to each Participant (subject to Article 4 hereof) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs.

The grant price of a Freestanding SAR shall be equal to no less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant of the SAR. The grant price of Tandem SARs shall equal the Option Price of the related Option.

9.4 **Exercise of Tandem SARs.** Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable. Notwithstanding any other provision of the Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (a) the Tandem SAR shall expire no later than the expiration of the ISO; (b) the value of the payout with respect to the Tandem SAR shall not exceed the excess of the Fair Market Value of the Shares subject to the ISO at the time the Tandem SAR is exercised over the Option Price under the ISO; and (c) the Tandem SAR may be exercised only when the Fair Market Value of the Shares subject to the ISO exceeds the Option Price of the ISO.

9.5 **Exercise of Freestanding SARs.** Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its discretion, imposes upon them, subject, however, to the terms of the Plan.

9.6 **Term of SARs.** The term of an SAR shall be determined by the Committee, in its discretion; provided that such term shall not exceed ten (10) years.

9.7 **Payment of SAR Amount.** Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The excess of the Fair Market Value of a Share on the date of exercise over the grant price, by

(b) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent Fair Market Value, or in some combination thereof.

Article 10. Award Agreements

10.1 **In General.** Each Award shall be evidenced by an Award Agreement that shall include such provisions as the Committee shall determine and that shall specify:

(a) In the case of an Option, the number of the Shares to which the Option pertains, the Option Price, the term of the Option, the schedule on which the Option becomes exercisable, and whether the Option is intended to be an ISO or an NQSO;

(b) In the case of Restricted Stock or Restricted Stock Units, the number of Shares of Restricted Stock or Restricted Stock Units granted, the applicable restrictions, and the Restriction Period(s);

(c) In the case of Performance Units or Performance Shares, the number of Performance Units or Performance Shares granted, the initial value of a Performance Unit (if applicable), and the performance goals; and

(d) In the case of an SAR, the number of Shares to which the SAR pertains, the grant price, the term of the SAR, the schedule on which the SAR becomes exercisable, and whether the SAR is a Freestanding SAR or a Tandem SAR.

10.2 **Severance from Service.** Each Award Agreement shall set forth the extent to which the Participant shall have rights, if any, under the Award following the Participant's severance from service with the Company and its Subsidiaries. The Award Agreement may make distinctions based on the reason for the Participant's severance from service and may contain obligations that apply beyond the term of the Award Agreement.

10.3 **Restrictions on Transferability.** Subject to the provisions of the Plan, in the case of an ISO (and in the case of any other Award), a Participant's Award may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and shall be exercisable during the Participant's lifetime only by the Participant.

10.4 **Uniformity Not Required.** The provisions of the Award Agreements need not be uniform among all Awards, among all Awards of the same type, among all Awards granted to the same Participant, or among all Awards granted at the same time.

Article 11. Beneficiary Designation

Each Participant may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of the Participant's death before the Participant receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant with respect to such benefit, shall be in a form prescribed by the Company, and shall be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, any benefits remaining unpaid under the Plan at the Participant's death shall be paid to the Participant's estate unless otherwise provided in the Award Agreement.

Article 12. Deferrals

The Committee may permit or require a Participant to defer receipt of the payment of cash or the delivery of Shares that would otherwise be due pursuant to the lapse or waiver of restrictions with respect to Restricted Stock or Restricted Stock Units, the satisfaction of any requirements or goals with respect to Performance Units/Shares, or in connection with any Other Awards. If any such deferral is required or permitted, the Committee shall establish rules and procedures for such deferrals that are intended to be in compliance with the requirements of Section 409A of the Code.

Article 13. No Right to Employment or Participation

13.1   Employment. The Plan shall not interfere with or limit in any way the right of the Company or of any Subsidiary to terminate any Employee's employment at any time, and the Plan shall not confer upon any Employee the right to continue in the employ of the Company or of any Subsidiary.

13.2   Participation. No Employee or Non-Employee Director shall have the right to be selected to receive an Award or, having been so selected, to be selected to receive a future Award.

Article 14. Change in Control

No outstanding Awards that have been granted under this Plan shall vest or become immediately payable or exercisable merely upon the occurrence of a Change in Control. However, if within twelve (12) months following the occurrence of a Change in Control, a Participant is involuntarily terminated without "Cause" or is deemed to have separated from service as the result of a "Good Reason", then all outstanding Options and SARs shall become immediately exercisable, and any restriction periods and other restrictions imposed on then-outstanding Awards shall lapse and will be paid at their targeted award level. Notwithstanding the foregoing, such Awards shall not become payable until their regularly scheduled time as specified under the terms and conditions of the applicable Award Agreement, except that, to the extent an Award is exempt from Section 409A of the Code under the "short-term deferral rule," payment shall not be later than 2 ½ months after the year in which it is no longer subject to a substantial risk of forfeiture. Both "Cause" and "Good Reason" shall be as defined in the applicable Award Agreement. While no outstanding Award that has been granted under this Plan may vest or become immediately payable or exercisable merely upon the occurrence of a Change in Control, the Committee may override the other provisions of this Article 14 as to an Award, or provide other Change in Control provisions as to the Award (including, without limitation, providing for the treatment of any performance-based conditions in connection with the Change in Control), in the applicable Award Agreement.

Article 15. Amendment, Modification, and Termination

15.1   Amendment, Modification, and Termination. Subject to the terms of the Plan, the Committee may at any time and from time to time, alter, amend, suspend, or terminate the Plan in whole or in part; provided that unless the Committee specifically provides otherwise, any revision or amendment that would cause the Plan to fail to comply with any requirement of applicable law if such amendment were not approved by the shareholders of the Company shall not be effective unless and until shareholder approval is obtained.

15.2   Awards Previously Granted. After the termination of the Plan, any previously granted Award shall remain in effect and shall continue to be governed by the terms of the Plan, the Award, and any applicable Award Agreement.

Article 16. Withholding

16.1 Tax Withholding. The Company and its Subsidiaries shall have the power and the right to deduct or withhold, or to require a Participant to remit to the Company or to a Subsidiary, an amount that the Company or a Subsidiary reasonably determines to be required to comply with federal, state, local, or foreign tax withholding requirements, including through the withholding of Shares otherwise deliverable under an Award, provided that such withholding may in no event be in excess of the maximum statutory withholding amount(s) in a Participant's relevant tax jurisdictions.

16.2 Share Withholding. With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock, or upon any other taxable event arising as a result of Awards granted hereunder, the Committee may require or Participants may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the statutory withholding tax that could be imposed on the transaction. All such elections shall be irrevocable, made in writing, signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its discretion, deems appropriate.

Article 17. Stock-Based Awards in Substitution for Awards Granted by Other Corporation

Awards may be granted to Employees in substitution for or in connection with an assumption of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units or other stock-based awards granted by other entities to persons who are or who will become Employees in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Company or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the stock or assets of the employing entity. The awards so granted need not comply with other specific terms of the Plan, provided the awards reflect adjustments giving effect to the assumption or substitution consistent with any conversion applicable to the common stock (or the securities otherwise subject to the award) in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Company, as a result of the assumption by the Company of, or in substitution for, outstanding awards previously granted or assumed by an acquired company (or previously granted or assumed by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become Employees in connection with a business or asset acquisition or similar transaction) shall not be counted against the share limit of Section 4.1 or other limits on the number of shares available for issuance under the Plan.

Article 18. Clawback Policy and Other Policies

The Awards granted under the Plan are subject to the terms of the Company's recoupment, clawback or similar policy as it may be in effect from time to time, as well as any similar provisions of applicable law, as well as any other policy of the Company that applies to Awards, such as anti-hedging or pledging policies, as they may be in effect from time to time.

Article 19. Successors

All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Article 20. Legal Construction

20.1 Gender and Number; Captions. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; any feminine term used herein also shall include the masculine; and the plural shall include the singular and the singular shall include the plural. Captions and headings are given to the articles, sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

20.2 **Severability.** If any provision of the Plan shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

20.3 **Requirements of Law.** The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. The Committee, in its reasonable discretion, may amend the Plan (including retroactively) in any manner to conform with applicable laws, rules, and regulations. Except for the Company's obligations to withhold taxes, the Company will have no obligation relating to any tax or penalty applicable to any person as a result of participation in the Plan.

20.4 **Section 409A of the Code.** Notwithstanding any provision of the Plan to the contrary, it is intended that the provisions of the Plan comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its Subsidiaries shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. With respect to any Award that is considered "deferred compensation" subject to Section 409A of the Code, references in the Plan to "termination of employment" (and substantially similar phrases) shall mean "separation from service" within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as separate payments.

Notwithstanding anything in the Plan to the contrary, if a Participant is a "specified employee" within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments in respect of any Awards that are "deferred compensation" subject to Section 409A of the Code and which would otherwise be payable upon the Participant's "separation from service" (as defined in Section 409A of the Code) shall be made to such Participant prior to the date that is six months after the date of such Participant's "separation from service" or, if earlier, the date of the Participant's death. Following any applicable six-month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

Unless otherwise provided by the Committee in an Award Agreement or otherwise, in the event that the timing of payments in respect of any Award (that would otherwise be considered "deferred compensation" subject to Section 409A of the Code) would be accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code; or (B) a disability, no such acceleration shall be permitted unless the disability also satisfies the definition of "disability" pursuant to Section 409A of the Code. This Section 20.4 shall only apply with respect to Participants to whom Section 409A of the Code is applicable.

20.5 **Non-Exclusivity of Plan.** Nothing in the Plan shall limit or be deemed to limit the authority of the Board or the Committee to grant awards or authorize any other compensation, with or without reference to the Shares, under any other plan or authority.

20.6 **Governing Law.** The Plan shall be construed in accordance with and governed by the laws of the State of Delaware (without regard to the legislative or judicial conflict of laws rules of any state), except to the extent superseded by federal law.

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Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036
212.395.1000







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